The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(5)
TO PROSPECTUS DATED September 19, 2008	Registration No. 333—153585
Issued September 19, 2008 (Subject to Completion)

     American Depositary Shares

LDK Solar Co., Ltd.

Representing      Ordinary Shares

We are offering      American depositary shares, or ADSs. Each ADS represents one ordinary share, par value $0.10 per ordinary share.

Our ADSs are listed on the New York Stock Exchange under the symbol “LDK.” On September 18, 2008, the closing sale price of our ADSs was $43.74 per ADS.

Investing in our ADSs involves a high degree of risk. See “Risk Factors” beginning on page S-5 and other risk factors incorporated by reference.

Underwriting
Discounts and
	Price to Public	Commissions	Proceeds to Us

Per ADS	$	$	$
Total	$	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on or about September      , 2008.

UBS Investment Bank	Goldman Sachs (Asia) L.L.C.

The date of this prospectus supplement is September      , 2008

Prospectus Supplement

Prospectus

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part consists of the accompanying prospectus, which gives more general information, some of which may not be applicable to this offering.

If the description of the offering varies between this prospectus supplement and the accompanying prospectus or any document incorporated by reference, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

THE OFFERING

Price per ADS	$ .

Issuer	LDK Solar Co., Ltd.

Total ADSs offered	ADSs.

The ADSs	Each ADS represents one ordinary share, par value $0.10 per share. The ADSs are evidenced by American depositary receipts, or ADRs. A nominee of the depositary will be the registered holder of the ordinary shares underlying your ADSs. As an ADS holder, you will not be treated as one of our shareholders. You will have rights as provided in the deposit agreement. Under the deposit agreement, you may instruct the depositary to vote the ordinary shares underlying your ADSs. You must pay a fee for each issuance or cancellation of an ADS, each distribution of securities by the depositary and any other depositary service. For more information about our ADSs, see “Description of Securities — American Depositary Shares” in the accompanying prospectus.

ADSs to be outstanding immediately after this offering	ADSs.

Ordinary shares outstanding immediately after this offering	ordinary shares.

New York Stock Exchange symbol	LDK.

Use of proceeds	Our net proceeds from this offering are expected to be approximately $ million. We plan to use the net proceeds we receive from this offering for the following purposes:

• approximately $ million, or 60% of the net proceeds, to fund the ongoing construction of our polysilicon manufacturing plant;

• approximately $ million, or 30% of the net proceeds, to fund the capacity expansion of our wafer production facilities; and

• the remaining approximately $ million, or 10% of the net proceeds, for our general corporate purposes.

Risk factors	An investment in our ADSs involves risks. You should carefully consider the risks and uncertainties set forth in this prospectus supplement and the accompanying prospectus in the sections entitled “Risk Factors” as well as other risks and uncertainties incorporated by reference into this prospectus supplement and the accompanying prospectus before deciding whether to invest in the ADSs.

Depositary	JPMorgan Chase Bank, N.A.

Lock up	We, our directors and executive officers, and LDK New Energy Holding Limited, or LDK New Energy, have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for our ADSs or ordinary shares for a period of 90 days following the date of this prospectus supplement. These lock-up restrictions are subject to certain exceptions, including that the restrictions will not apply (1) with the consent of each of the representatives of the underwriters (such consent not to be unreasonably withheld), to the pledge by LDK New Energy of up to an aggregate of 13,000,000 ordinary shares (excluding the 17,000,000 ordinary shares pledged by LDK New Energy under existing loan facilities with financial and banking institutions) for purposes of additional financing for the thin-film solar project described under “Principal Shareholder” in the accompanying prospectus, or (2) the sale by three of our directors and executive officers of up to an aggregate of 450,000 ordinary shares. See “Underwriting” in this prospectus supplement and “Principal Shareholder” in the accompanying prospectus for more information.

RISK FACTORS

Investment in our ADSs and our ordinary shares involves a high degree of risk. You should consider carefully the following risks and uncertainties, together with other risk factors contained in our annual report on Form 20-F for the fiscal year ended December 31, 2007 and incorporated by reference in the accompanying prospectus, before you decide whether to buy our ADSs.

Risks Relating to Our Company and Our Industry

Our operating history is short and may not provide you with an adequate basis upon which to evaluate our business and prospects.

We were incorporated on May 1, 2006 to acquire our operating subsidiary, Jiangxi LDK Solar Hi-Tech Co., Ltd., or Jiangxi LDK Solar, which was incorporated on July 5, 2005. We commenced construction of our first manufacturing plant in Xinyu Hi-Tech Industrial Park of Jiangxi province in China in 2005. We completed the installation of our first set of production equipment for trial runs in February 2006 and made our first commercial shipment of solar wafers in April 2006. Our operating history may be too short to give you a sufficient basis for evaluating our business, financial performance and prospects. We may not be able to achieve similar results or growth in future periods. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance.

If we are not able to manage our rapid growth effectively, our results of operations may be adversely affected.

In anticipation of the growth in demand for our multicrystalline wafers, we plan to expand our business operations significantly. The success of such business expansion and operational growth will depend upon the improvement of our operational and financial systems, enhancement of our internal procedures and controls, increase in our manufacturing capacity and output, and effective recruitment, training and retention of technicians and skilled employees. In addition, we will need to maintain and expand our relationships with customers, suppliers and other third parties. We cannot assure you that our current and planned operations, personnel, systems, internal procedures and controls will be adequate to support our future growth. If we are unable to manage our rapid growth effectively, we may not be able to take advantage of market opportunities, successfully execute our business strategies or respond to competitive pressures, and our results of operations may be adversely affected.

Failure to secure sufficient quantities of polysilicon feedstock on commercially reasonable terms could adversely affect our business and results of operations.

Solar-grade polysilicon feedstock is an essential raw material in manufacturing our multicrystalline solar wafers. Our operations depend on our ability to procure sufficient quantities of solar-grade polysilicon on a timely basis and on commercially reasonable terms. Polysilicon is also an essential raw material for the semiconductor industry, which requires polysilicon of higher purity than that for the solar industry. The significant growth of the solar wafer industry and the competing demand and buying power of the semiconductor industry have resulted in an industry-wide shortage in solar-grade polysilicon and a significant increase in solar-grade polysilicon prices over the past few years. According to Solarbuzz LLC, or Solarbuzz, an independent solar energy industry research company, the average price of virgin polysilicon under long-term supply contracts is expected to increase from approximately $35 to $40 per kilogram delivered in 2005 to $65 to $75 in 2008. In addition, according to Solarbuzz, spot polysilicon prices ranged from $250 per kilogram to $400 per kilogram in 2007. Currently, we have polysilicon inventories and supply commitments that we believe will satisfy substantially all of our estimated polysilicon requirements for 2008. However, some of our polysilicon supply agreements are subject to fluctuating market prices or price negotiations with our suppliers. In addition, suppliers may delay or default in their delivery obligations under the supply agreements, as we have disclosed in the risk factor “— There are a limited number of suppliers of virgin polysilicon feedstock and failure or delay by any of our polysilicon suppliers in delivering supplies to us could adversely impact our production and delivery schedule and harm our reputation” below. We cannot assure you that we will continue to be able to acquire polysilicon in sufficient quantities and on commercially reasonable terms or that we will be able to pass any increased costs of polysilicon to our customers. If we fail to do so, our business and profitability will be adversely affected.

There are a limited number of suppliers of virgin polysilicon feedstock and failure or delay by any of our polysilicon suppliers in delivering supplies to us could adversely impact our production and delivery schedule and harm our reputation.

Polysilicon manufacturing is a highly concentrated industry and there are only a limited number of virgin polysilicon producers in the world. According to Solarbuzz, the largest seven virgin polysilicon producers had a combined production capacity of approximately 82% of the global production capacity of polysilicon in 2007. These virgin polysilicon producers not only provide polysilicon feedstock to the solar industry but are also the sources of polysilicon feedstock for the semiconductor industry. Although a small portion of our polysilicon feedstock consists of virgin polysilicon, the suppliers of our remaining requirements in the form of recyclable polysilicon also rely on the virgin polysilicon producers for their polysilicon raw materials. There have been reports and announcements that these virgin polysilicon producers have implemented production expansion programs in one form or another, but there can be no assurance that such expansion plans will succeed or increase their production enough to relieve the industry-wide shortage in solar-grade polysilicon supply. In addition, there is no assurance that the various reported greenfield projects by new entrants in the virgin polysilicon industry will be successful and increase supply of virgin polysilicon feedstock to our industry. From time to time we have experienced delays or defaults by some of our polysilicon suppliers in delivering supplies to us. For example, we entered into a supply contract in late 2006 to purchase polysilicon from Technischer Warenhandel Heller and NCA Fortin Inc., as co-sellers, from 2006 to 2011. Pursuant to the terms of the contract, we paid an aggregate of $3.0 million as our deposits and prepayments with respect to the shipments of polysilicon feedstock scheduled for delivery. Technischer Warenhandel Heller and NCA Fortin Inc. eventually failed to consummate the transaction. Although Technischer Warenhandel Heller and NCA Fortin Inc. have refunded all of our deposits and prepayments, we had to replace their committed quantities of polysilicon from other sources. Material or prolonged delays or defaults such as these could adversely impact our production and delivery schedule and harm our reputation. If we fail to develop or maintain our relationships with these and other polysilicon suppliers, or should any of our major suppliers encounter difficulties in its production or shipment of polysilicon feedstock to us, whether due to natural disasters, labor unrest or any other reason, it will be difficult for us to find alternative sources on a timely basis and on commercially reasonable terms. In that event, we may be unable to manufacture and sell our products in the required quantities and on a timely basis. As a result, our production and delivery schedules may be adversely affected and our reputation may be harmed.

Our suppliers, particularly virgin polysilicon suppliers, require us to make prepayments from time to time. We make these prepayments, without receiving any collateral, in order to secure stable supply of polysilicon. As of June 30, 2008, our prepayments to polysilicon suppliers amounted to $274.3 million. Some of our suppliers have failed to meet their delivery schedule in the past. In addition, because we have embarked on our own polysilicon manufacturing program, the perceived competition from us may inhibit virgin polysilicon suppliers from supplying us with polysilicon. If our suppliers fail or become unwilling to deliver the polysilicon we have ordered on time or at all and do not return our prepayments, our results of operations may be adversely affected. In addition, we may not be able to find alternative sources of polysilicon, which could adversely affect our business and results of operations.

In order to secure supplies of polysilicon, we have entered into substantial long-term contractual commitments to purchase polysilicon from various suppliers. As of June 30, 2008, these purchase commitments amounted to approximately $185.7 million. Our polysilicon purchase commitments are generally on a “take or pay” basis, so that we are required to purchase the contracted supplies of polysilicon even if we are unable to use them. Therefore if our wafer production and sales and polysilicon requirements do not grow as expected, these purchase commitments could have a material adverse effect on our financial condition and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the First Half of 2008 — Contractual Commitments” in the accompanying prospectus.

Failure to complete our polysilicon production plant and bring it up to full operation within budget and on schedule could adversely affect our results of operations and our business expansion strategies.

We commenced the construction of our polysilicon production plant in August 2007. This plant is located near our current solar wafer manufacturing facilities in Xinyu Hi-Tech Industrial Park. Our polysilicon production plant consists of two factories under construction, one with an expected annual installed polysilicon production capacity of 15,000 metric tons and the other with an expected annual installed polysilicon production capacity of 1,000 metric tons. The 1,000-metric-ton factory is expected to complete equipment installation and become operational by the end of 2008. With respect to the 15,000-metric-ton factory, we expect to complete equipment installation for annualized manufacturing capacity of 6,000 metric tons by the end of 2008, of which the equipment with 5,000-metric-ton annualized manufacturing capacity will become operational in the first half of 2009. Our estimated total cost to construct the polysilicon plant is approximately $1.3 billion. We do not expect to produce any significant quantities of polysilicon prior to 2009. We do not have any experience in polysilicon production. As a result, we have to rely on contractors, consultants, managers and technicians that we have recently hired or will hire from the industry to develop, construct and operate this plant. We also rely on manufacturing equipment that we have contracted to import for our polysilicon production operations. In addition, polysilicon production is a capital intensive business. We have expended and will continue to expend significant financial and other resources in order to construct, start-up, test-run and ramp up our new line of business. In addition to the risks described above, our ability to successfully construct and ramp up our polysilicon production plant is subject to various other risks and uncertainties, including:

•	the need to procure additional equipment at reasonable costs and on a timely basis;

•	the need to raise additional funds to finance the construction and ramp-up of the polysilicon plant, which we may be unable to obtain on reasonable terms or at all;

•	construction delays, delays in equipment deliveries and cost overruns;

•	our ability to install and implement the TCS plants and closed loop systems for each of our polysilicon manufacturing factories;

•	difficulties in recruiting and training of additional skilled employees, including technicians and managers at different levels;

•	diversion of significant management attention and other resources; and

•	delays or denials of required approvals, including environmental approvals, for our land acquisition and plant construction by relevant government authorities.

If we fail to complete the construction of our polysilicon production plant in time or at all, or fail to make it operational up to its designed capacity or at all, or if the construction and ramp-up costs significantly exceed our original budget, our results of operations will be materially adversely affected and our business expansion and low-cost production strategies will be materially hampered.

We may not be successful in producing polysilicon cost-effectively.

We do not have operating experience in polysilicon production and, therefore, we may face significant operational challenges in our polysilicon production. The technology used to manufacture polysilicon is complex, requires costly equipment and is continuously being modified in an effort to improve yields and product performance. Microscopic impurities such as dust and other contaminants, difficulties in the manufacturing process, disruptions in the supply of utilities or defects in the key materials and tools used to manufacture polysilicon could interrupt manufacturing, reduce yields or cause a portion of the polysilicon unusable for our wafer production. If we are unable to build our polysilicon production capability on a timely basis, or if we face technological difficulties in our production of polysilicon, we may be unable to achieve cost-effective production of polysilicon to satisfy our wafer production needs.

Our effective capacity and ability to produce high volumes of polysilicon depend on the cycle times for each batch of polysilicon. We may encounter problems in our manufacturing process or facilities as a result of, among other things, production failures, construction delays, human error, equipment malfunction or process contamination, all of which could seriously harm our operations. We may experience production delays if any modifications we make in the manufacturing process to shorten cycles are unsuccessful. Moreover, the failure to achieve acceptable production levels and costs may cause our wafers not to be competitively priced, which could adversely affect our business, financial condition and results of operations.

The manufacture of polysilicon presents operational difficulties and dangers which could materially adversely affect our business, operating results and financial condition.

Production of polysilicon requires the use of volatile materials and chemical reactions sensitive to temperature, pressure and external controls to maintain safety and provide commercial production yields. For example, in the production of polysilicon we plan to use TCS, which is a type of chlorosilane gas that, when purified, can be highly combustible upon contact with air and is therefore potentially destructive and extremely dangerous if mishandled or used in uncontrolled circumstances. The occurrence of a catastrophic event involving chlorosilane gas as a result of a natural disaster or human error or otherwise at one of our polysilicon production facilities could threaten, disrupt or destroy a significant portion or all of our polysilicon production capacity at such facility for a significant period of time. Additionally, our polysilicon production facilities, in particular, are highly reliant on our ability to maintain temperatures and pressure at appropriate levels, the availability of adequate electricity and our ability to control the application of such electricity. Accordingly, mistakes in operating our equipment or an interruption in the supply of electricity at our production facilities could result in substantial shortfalls in production and could reduce our production capacity for a significant period of time. Damage from any such events or disruptions may not be adequately covered by insurance, and could also damage our reputation, any of which could have a material adverse effect on our business, operating results and financial condition.

We may not be able to complete our hydrogenation process and in-house TCS production facilities within our expected timeframe, within our budget, or at all, and in-house TCS production may not be more cost-efficient than purchasing TCS from third party suppliers.

TCS is one of the main and most costly raw materials in the production of polysilicon. We intend to reduce costs of producing polysilicon by producing TCS internally. We are constructing TCS production facilities on the site of our polysilicon production plant, which are designed to meet the top-up requirement in our closed-loop polysilicon production process. However, the production of TCS is difficult and requires strict controls over the management of raw materials and over the production process itself. We have no previous experience in the production of TCS. Therefore, we cannot assure you that we will complete our TCS production facilities within the expected timeframe, within our budget or at all, or that our own production of TCS will be more cost-efficient than purchasing TCS from third party suppliers. Any failure to complete our TCS production facilities may have a material adverse effect on our business, prospects, financial condition and results of operations.

We may not be able to significantly increase our wafer production capacity or output in order to increase our sales and gain additional market share.

We need to significantly increase our wafer production capacity and output to be able to meet the growing demand of our customers. As of August 23, 2008, we had an annual wafer production capacity of approximately 1,000 MW. All of our wafer production facilities are operating at full or close to full capacity. Our strategy includes a rapid expansion of our wafer production capacity. To accommodate such expansion plan, we have acquired additional land adjacent to our current production site at Xinyu Hi-Tech Industrial Park and are constructing additional manufacturing facilities on the acquired land. Our expansion plan requires a substantial increase in our wafer production and ancillary equipment. We have entered into contracts to purchase additional equipment that is expected to be sufficient for our planned multicrystalline wafer production capacity expansion to approximately 1,100 MW by the end of 2008 and approximately 2,000 MW by the end of 2009. In addition, we plan to commence production of monocrystalline wafers in the fourth quarter of 2008. We expect to reach approximately 100 MW in annualized monocrystalline wafer capacity by the end of 2008 and 200 MW by the end of 2009. If any of our equipment manufacturers fails to deliver, or delays its delivery of, our equipment for any reason, the implementation of our expansion plan may be adversely affected. In addition, there is a limited supply of the principal wafer manufacturing equipment we use and we may not be able to replace our providers for the required equipment at reasonable costs and on a timely basis to implement our expansion plan.

We cannot assure you that we will be able to implement the business expansion plan for our wafer production on a timely basis or at all. Our ability to successfully implement the business expansion plan for our wafer production to establish additional manufacturing capacity and to increase our output and sales is subject to various risks and uncertainties, including:

•	the need to procure additional wafer production equipment at reasonable costs and on a timely basis;

•	the need to procure sufficient supplies of polysilicon feedstock, consumables and other materials at reasonable costs and on a timely basis;

•	the need to raise additional funds to finance our purchase of additional polysilicon feedstock and equipment and the construction of additional manufacturing facilities, which we may be unable to obtain on reasonable terms or at all;

•	construction delays and cost overruns;

•	difficulties in recruitment and training of additional skilled employees, including technicians and managers at different levels;

•	diversion of significant management attention and other resources; and

•	delays or denials of required approvals for our land acquisition and plant construction, including environmental approvals, by relevant government authorities.

Our wafer production expansion plan contemplates a substantial increase in production capacity and we cannot assure you that we can successfully implement our expansion plan or manage such an expanded capacity. If we fail, or encounter significant delays in our efforts, to establish or successfully utilize additional manufacturing capacity or to increase our manufacturing output, we will be unable to increase our sales and capture additional market share, and our results of operations will be adversely affected.

We do not yet have NDRC approval for the full capacity of our polysilicon production plant and failure to obtain such approval could adversely affect our growth and profitability.

We have obtained approval from the National Development and Reform Commission, or NDRC, to produce with respect to a portion of our planned aggregate annual production capacity at our polysilicon production plant and our wafer production facilities. We intend to apply for approval from NDRC for an additional annual production capacity in line with our expansion plan. Such approval is required before we can increase our investment to construct the additional production capacity and commence construction of such facilities. If we are not able to obtain such approval, we will not be able to achieve our planned annual polysilicon production capacity of 16,000 metric tons or our planned annual wafer production capacity of 2,200 MW by the end of 2009, which could delay our expansion and could adversely affect our growth and profitability.

Reduction or elimination of government subsidies and economic incentives for the solar power industry could cause demand for our products to decline, thus adversely affecting our business prospects and results of operations.

Growth of the solar power market, particularly for on-grid applications, depends largely on the availability and size of government subsidies and economic incentives. At present, the cost of solar power substantially exceeds the cost of conventional power provided by electric utility grids in many locations around the world. Various governments have used different policy initiatives to encourage or accelerate the development and adoption of solar power and other renewable energy sources. Renewable energy policies are in place in the European Union, most notably Germany and Spain, certain countries in Asia, including China, Japan and South Korea, and many of the states in Australia and the United States. Examples of government-sponsored financial incentives include capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end-users, distributors, system integrators and manufacturers of solar power products to promote the use of solar power in both on-grid and off-grid applications and to reduce dependency on other forms of energy. Governments may decide to reduce or eliminate these economic incentives for political, financial or other reasons. Government subsidies have been reduced in a few countries and are expected to be further reduced or eliminated in the future. Reductions in, or eliminations of, government subsidies and economic incentives before the solar power industry reaches a sufficient scale to be cost-effective in a non-subsidized marketplace could reduce demand for our products and adversely affect our business prospects and results of operations. In addition, reductions in, or eliminations of, government subsidies and economic incentives may cause the prices for the products of our customers to decline and we may in turn face increased pressure to reduce the sale price of our wafers. To the extent any price decline cannot be offset by further reduction of our costs, our profit margin will suffer.

We operate in a competitive market against players with greater resources and more advanced technologies and we may not be able to compete successfully.

The solar wafer manufacturing market is highly competitive. Our competitors include international players such as affiliates of BP plc, Deutsche Solar AG, a unit of SolarWorld AG, Ersol Solar Energy AG, Evergreen Solar Inc., Green Energy Technology, Inc., JFE Steel Corporation, Kyocera Corporation, M.SETEK Co. Ltd., PV Crystalox Solar AG, Renewable Energy Corporation ASA, Sino-American Silicon Products Inc., Sumitomo Mitsubishi Silicon Corporation, as well as companies located in China such as Glory Silicon Energy Co., Ltd, Jiangsu Shunda PV-Tech Co., Ltd., Jinggong P-D Shaoxing Solar Energy Technology Co., Ltd., Jinglong Industry and Commerce Group, Ltd., ReneSola Ltd., Solargiga Energy Holdings Limited, and Tianwei Yingli New Energy Resources Co., Ltd., and Trina Solar Limited. Recently, upstream polysilicon manufacturers as well as downstream photovoltaic cell makers have also started to expand into wafer production business, such as MEMC Electronic Materials, Inc., Motech Industries Inc., or Motech, NorSun AS, Q-Cells AG, or Q-Cells, Wacker Chemie AG, and Wacker Schott Solar GmbH. Many of our current and potential competitors have a longer operating history, better name recognition, greater resources, larger customer base, better access to polysilicon feedstock and greater economies of scale than we do. In addition, most of our competitors are integrated players in the solar industry that also engage in the production of virgin polysilicon, photovoltaic cells and/or modules. Their business models may give them competitive advantages as these integrated players place less reliance on the upstream suppliers and/or downstream customers in the value chain. A number of our customers and suppliers are also our competitors. We currently have no plans to expand into the production of photovoltaic cells or modules, and we have entered into non-competition agreements with some of our customers, pursuant to which we have agreed not to engage in the production of solar cells or modules based on current wafer technology for approximately 10 years. Furthermore, due to the perceived growth in demand for multicrystalline wafers, we expect an increase in the number of competitors over the next few years. The key barriers to entry into our industry at present consist of access to supplies of solar-grade polysilicon, availability of financing and availability of various production equipment, such as ingot-producing DSS furnaces and wafering equipment. If these barriers disappear or become more easily surmountable, new competitors may successfully enter our industry, resulting in loss of our market share and increased price competition.

We also compete with alternative solar technologies. Some companies have spent significant resources in the research and development of proprietary solar technologies that may eventually produce photovoltaic products at costs similar to, or lower than, those of multicrystalline wafers without compromising product quality. For example, they are developing or currently producing photovoltaic products based on thin film photovoltaic materials, which require significantly less polysilicon to produce than multicrystalline solar products. These alternative photovoltaic products may cost less than those based on multicrystalline technologies while achieving the same level of conversion efficiency. Our founder, chairman, chief executive officer and controlling shareholder, Mr. Xiaofeng Peng, in his personal capacity, and his family members are engaged in certain alternative energy projects, including a project involving thin-film technology. In addition, Mr. Peng and his family may invest or otherwise participate in their personal capacity in other alternative energy projects, such as projects involving solar thermal, wind energy and biofuels. We have decided not to enter into solar cell and module or thin film module production.

The solar power market in general also competes with other sources of renewable energy and conventional power generation. If prices for conventional and other renewable energy sources decline, or if these sources enjoy greater policy support than solar power, the solar power market could suffer and our business and results of operations may be adversely affected.

We rely on a limited number of suppliers for our production equipment and consumables, and failure or delay by any of them in delivering equipment or consumables to us could adversely impact our production.

We rely on a limited number of equipment suppliers for all of our principal manufacturing equipment and spare parts, including our DSS furnaces, squarers that we use to cut multicrystalline ingots into smaller blocks, wafering wire saws that we use to slice these blocks into wafers and polysilicon reactors that produce polysilicon with solar-grade purity. We also rely on a limited number of suppliers for the consumables, such as crucibles and slurry, that we use in our wafer production. Our equipment suppliers include Applied Materials, Inc., or Applied Materials, Chemical Design Inc., GT Solar Incorporated, HCT Shaping Systems SA, an affiliate of Applied Materials, JYT Corporation, Meyer Burger AG, and Sinocon Machinery Company. These suppliers have supplied most of our current equipment and spare parts, and we will also rely on them to provide a substantial portion of the principal manufacturing equipment and spare parts contemplated in our expansion program. There is currently a shortage globally in much of the equipment and consumables required for our manufacturing process and capacity expansion. Our strategy includes a substantial expansion of our annual production capacity. We have entered into contracts with these equipment manufacturers to purchase additional equipment from them that is expected to be sufficient for our planned wafer-production expansion to approximately 1,200 MW by the end of 2008 and approximately 2,200 MW by the end of 2009 in aggregate annualized capacity of multicrystalline and monocrystalline wafers. We have also entered into equipment procurement agreements for the establishment of our polysilicon production facilities with aggregate expected annual installed production capacity of 16,000 metric tons. In addition, we have entered into a strategic cooperation agreement with Jiangxi Sinoma New Material Co., Ltd., or Jiangxi Sinoma, a Xinyu-based crucible manufacturer, in which we own a minority equity interest. This agreement provides that not less than 80% of Jiangxi Sinoma’s production capacity will be used to satisfy our requirements and that we will purchase not less than 80% of our annual requirements of crucibles from Jiangxi Sinoma. This agreement has a term of five years starting from November 2007.

If we fail to develop or maintain our relationships with these and other equipment or consumables suppliers, or should any of our major equipment or consumables suppliers encounter difficulties in the manufacturing or shipment of its equipment or consumables to us, including due to natural disasters or otherwise fail to supply equipment or consumables according to our requirements, it will be difficult for us to find alternative providers for such equipment or consumables on a timely basis and on commercially reasonable terms. For example, in the first quarter of 2008, we experienced delays in shipments of certain of our equipment for production of our wafers. As a result, the implementation of our expansion plan may be interrupted and our production may be adversely impacted.

We have recently entered into agreements to purchase key equipment from domestic suppliers. In particular, we have entered into an agreement with JYT Corporation to purchase 580 DSS furnaces for multicrystalline ingot production, which will be used for our wafer facility expansion. JYT Corporation has limited experience in producing DSS furnaces. Although we believe the domestic DSS furnaces we have purchased and have contracted to purchase are of at least similar quality as those we have sourced from foreign suppliers, these locally made DSS furnaces may not perform at similar levels of quality and reliability or they may not be delivered in a timely manner. We cannot assure you that the wafers we may produce using equipment from domestic suppliers will be of similar quality or quantity as those we currently produce which may lead to rejections of our wafers by our customers. In the event the domestic equipment does not perform as well as the imported equipment or does not perform at all, our business, financial condition and results of operations could be adversely affected.

We may develop excess production capacity and, as a result, our profitability may be adversely affected.

Our expansion plan is based on the projected market demand for solar wafers relative to the current insufficient production capacity in the wafer manufacturing segment of the solar industry. There has been an industry-wide expansion effort to increase the overall wafer production capacity. In connection with our expansion plan, we have entered into substantial commitments to purchase polysilicon feedstock over the next few years. As of June 30, 2008, these commitments amounted to approximately $185.7 million in the aggregate, with the purchase price subject to periodical renegotiations. In addition, we are building our own polysilicon production facilities with an estimated total cost of approximately $1.3 billion. Any aggressive expansion of manufacturing capacity by us and our competitors may result in significant excess capacity in the wafer segment or in the overall solar industry and, as a result, prices may decline, our utilization ratio may decrease and our results of operations may be adversely affected.

Global supply for photovoltaic products may exceed demand, which could cause our wafer prices to decline and adversely affect our margins.

Our wafer prices are based on a variety of factors, including global market wafer prices, supply and demand conditions, and the terms of our customer contracts, including sales volumes and the terms on which certain customers supply us with polysilicon feedstock. Also, many photovoltaic companies are significantly increasing their capacity to meet customer demand. According to Solarbuzz, wafer prices on a per-watt basis are expected to decline in the next few years due to increased production efficiencies, expected increases in global polysilicon supplies, declines in polysilicon prices, and increased wafer production capacity in our industry. If global supply for solar products significantly exceed the global demand, solar products such as solar wafers may decline significantly in price. If wafer prices decline and we are unable to lower our costs in line with the price decline, whether through manufacturing larger ingots or thinner wafers, or through technological advances, our gross margins would be adversely affected or we may not be able to sell all our production. In addition, we intend to continue to enhance and broaden our revenue and customer base to target other leading global solar cell and module manufacturers. The current prevailing international market price for solar wafers is lower than the prevailing PRC market price. As a result, our increase in overseas sales may reduce our gross margin in the near term.

We depend on a limited number of customers for a significant portion of our net sales and changes in their purchase terms or patterns may cause significant fluctuations or declines in our revenues.

We currently sell our multicrystalline wafers to over 30 customers. They are mostly solar cell and module manufacturers, including Gintech Energy Corporation, or Gintech, Q-Cells, Solarfun Power Holdings Co., Ltd., or Solarfun, Solland Solar Energy B.V. and Suntech Power Holdings Co., Ltd., or Suntech. For the years ended December 31, 2006 and 2007, and the six months ended June 30, 2008, our five largest customers collectively accounted for approximately 70.2%, 42.7% and 49.4%, respectively, of our net sales. Suntech and Solarfun contributed 39.7% and 13.9%, respectively, of our net sales for the year ended December 31, 2006. During the year ended December 31, 2007, Solarfun and Q-Cells contributed 12.3% and 10.0%, respectively, of our net sales. For the six months ended June 30, 2008, Q-Cells, Solarfun and Canadian Solar Inc., or CSI, contributed 15.8%, 11.0% and 10.6%, respectively, of our net sales. We have entered into long-term sales arrangements with original contractual terms of five years or longer with fixed quantities, and in some cases subject to price agreements, with some of our major customers, including Hyundai Heavy Industries Co., Ltd., Solartech Energy, Neo Solar Power Corporation, CSI and Q-Cells. We have also entered into agreements with Chinalight Solar Co., Ltd., or Chinalight, E-Ton, Gintech, General Electric International Inc., Mosel Vitelic Inc., Motech, and Solartech Energy pursuant to which we have committed to supply each of them with specific annual quantities of wafers over the next few years, with some subject to periodic negotiations on prices. In addition, we have entered into a cooperation agreement with Suntech, pursuant to which we have committed to supply to Suntech 100 MW of wafers in 2007 and, in each year from 2008 to 2015, wafers equal to 40% to 60% of our annual production. Pursuant to this cooperation agreement, we and Suntech have periodically negotiated the specific quantities and prices of wafers to be supplied and, as a result, we have delivered less quantities than provided in the cooperation agreement. We have also entered into framework agreements with other customers that are subject to future quarterly or annual agreements or monthly purchase orders by the parties as to specific terms, including quantity and price. Any significant deviation from the contract terms on our customers’ part or our inability to negotiate or renegotiate acceptable quantities, prices and delivery terms from time to time with our customers may disrupt our operations and materially adversely affect our financial results.

We will continue to rely on a relatively small number of customers for a significant portion of our net sales for the foreseeable future. There can be no assurance that any of these customers will continue to purchase significant quantities of wafers from us. If any of these customers fails to purchase our committed production, we will be required to find alternative customers for these wafers. In addition, our customers could decide to expand upstream into the solar wafer business, which could adversely affect our sales to such customers. Because of our reliance on a limited number of customers, any of the following events may cause material fluctuations or declines in our net sales and profits:

•	reductions, delays or cancellations of purchase orders from one or more of our significant customers;

•	loss of one or more of our significant customers and our failure to identify additional or replacement customers; and

•	failure of any of our significant customers to make timely payments for our products.

If we fail to develop or maintain our customer relationships with these and other customers, or if any of our major customers should encounter difficulties in its operations or reduce its purchases of our products, it may be difficult for us to find alternative customers on a timely basis and on commercially reasonable terms or at all, which may have an adverse effect on our revenue and profitability.

If we are unable to fulfill our commitments to customers or customer orders on a timely basis, we may lose customers, our reputation may be damaged, and we may face penalties for breach of contracts.

We have experienced delays in fulfilling purchase orders from some of our customers due to shortages in supplies of polysilicon feedstock and constraints in our production capacity. For example, during the first quarter of 2007, our production was interrupted because we temporarily shut down our DSS furnaces to install safety kits provided by GT Solar, manufacturer of our DSS furnaces. These safety kits are thermal blankets which are placed at the bottom of our DSS furnaces to prevent molten silicon from breaching the furnaces. In early 2008, we also experienced delays in the delivery of our products due to logistics disruptions as a result of the snow storms in China. In addition, our ability to meet existing contractual commitments to our customers depends on the successful and timely implementation of our expansion plan. If we are unable to fulfill our commitments to customers or customer orders on a timely basis, we may lose our customers and our reputation may be damaged. Moreover, our contracts with our customers sometimes provide for specified monetary damages or penalties for non-delivery or failure to meet delivery schedules or product specifications. If any of our customers invokes these clauses against us, we may need to defend against the relevant claims, which could be time consuming and expensive. We may be found liable under these clauses and be required to pay damages.

We require a significant amount of cash to fund our future capital expenditure requirements and working capital needs; if we cannot obtain additional sources of liquidity when we need it, our growth prospects and future profitability may be materially adversely affected.

We require a significant amount of cash to fund our operations. In particular, we will need substantial additional funding to finance the construction of our polysilicon production plant and the expansion of our wafer-production capacity, and our working capital requirements, including payments to suppliers to secure our polysilicon feedstock requirements. We will also need cash resources to fund our research and development activities in order to remain competitive on cost and technology. Historically, we have in part relied on substantial short-term bank borrowings and advance payments from customers to finance our working capital requirements. We will need additional debt or equity financing to finance our planned wafer production capacity expansion, construction of our polysilicon facilities and working capital requirements. In addition, future acquisitions, expansions, market changes or other developments may cause us to require additional financing. Our ability to obtain external financing in the future is subject to a number of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by companies in our industry; and

•	economic, political and other conditions in China and elsewhere.

If we are unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, our growth prospects and future profitability may be materially adversely affected.

We have substantial existing indebtedness and we may incur substantial indebtedness in the future, which could adversely affect our financial condition and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations.

As of June 30, 2008, our outstanding short-term and long-term bank borrowings amounted to $375.6 million and $99.2 million, respectively. As of June 30, 2008, the balance of our convertible senior notes was $400 million. Subsequent to June 30, 2008, we have incurred additional short-term bank borrowings of $176.4 million and long-term bank borrowings of $65.8 million. As of September 18, 2008, our short-term and long-term bank borrowings amounted to $428.0 million and $153.4 million, respectively. We may from time to time incur substantial additional indebtedness. If we or our subsidiaries incur additional debt, the risks that we face as a result of such indebtedness and leverage could intensify. Our substantial existing indebtedness and any increase in the amount of our indebtedness could adversely affect our financial condition and our ability to generate sufficient cash. For example, it could:

•	increase our vulnerability to adverse general economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to servicing and repaying indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, dividend payments and other general corporate purposes;

•	limit our flexibility in planning for or reacting to changes in the businesses and the industries in which we operate;

•	place us at a competitive disadvantage compared to our competitors which have less debt;

•	limit, along with the financial and other restrictive covenants of such indebtedness, our ability to borrow additional funds; and

•	increase the cost of additional financing.

Our ability to generate sufficient cash to satisfy our outstanding and future debt obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. We may not generate sufficient cash flow to meet our anticipated operating expenses or to service our debt obligations as they become due.

For the years ended December 31, 2006 and 2007, our net cash outflow from operating activities was $57.1 million and $80.7 million, respectively. We had net cash outflow of $81.6 million in the six months ended June 30, 2007, and net cash inflow of $116.4 million in the six months ended June 30, 2008, from operating activities. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing existing indebtedness or seeking equity capital. These strategies, if implemented, may not be instituted on satisfactory terms. Any of these constraints upon us could materially adversely affect our ability to satisfy our obligations.

Our customers may not prepay for their orders.

We currently require most of our customers to prepay a portion of the purchase price of their orders. Advance payments from customers increased to $208.8 million in the year ended December 31, 2007 from $40.0 million in the year ended December 31, 2006, and increased to $607.7 million in the six months ended June 30, 2008 from $72.2 million in the six months ended June 30, 2007. This allows us to prepay our suppliers with less reliance on borrowings to cover our cash needs for working capital. However, this practice may not be sustainable if market conditions were to change. Should this occur, our cash flows and business operations may be materially adversely affected as we would then be forced to raise more cash due to longer accounts receivable turnover days.

We are subject to several securities class action lawsuits resulting from allegations of accounting problems made by our former financial controller and, we are unable to quantify their eventual impact, if any, on us. These lawsuits or any similar or other allegations, lawsuits or proceedings in the future could adversely affect our results of operations, financial condition and reputation and may cause loss of business.

Several securities class action lawsuits were filed against us and several of our current officers and directors during October 2007 in the U.S. District Court in the Northern District of California and the Southern District of New York. Those actions have been consolidated into a single action, pending in the Northern District of California, entitled In re LDK Solar Sec. Litig., Case No. C 07-05182 WHA. The lawsuit alleges securities law violations and seeks unspecified damages relating to the allegations made by our former financial controller, Charley Situ, which we refer to as Mr. Situ’s allegations. The complaints allege that we had knowingly and intentionally deceived the plaintiffs through misleading financial reporting by, among other things, overstating our inventories of polysilicon and miscalculating the average price per ton of our feedstock. In addition, several of our officers and directors are defendants in another lawsuit, pending in California Superior Court, Santa Clara County, entitled Sean Coonerty v. Xiaofeng Peng, et al., Case No. 108CV103758. This derivative lawsuit alleges claims of breach of fiduciary duty and unjust enrichment based on the same allegations contained in the securities lawsuit, including the allegations that the feedstock inventory was overstated.

In response to Mr. Situ’s allegations, in October 2007, we formed an internal committee to investigate the allegations and conduct an immediate physical inventory count of our polysilicon materials. We found no material discrepancies as compared to our financial records. We believe that Mr. Situ’s allegations have no merit. Additionally, our audit committee conducted an independent investigation into the allegations made by Mr. Situ. The independent investigation was primarily conducted by our audit committee’s independent counsel, a major U.S. law firm, and forensic accountants from a “big four” independent accounting and consulting firm that was separate from our external auditors, as well as independent experts in the evaluation of silicon feedstock and the production of multicrystalline solar wafers. The independent investigation found no material errors in our stated silicon inventory quantities as of August 31, 2007, and concluded that Mr. Situ’s allegations of an inventory discrepancy were incorrect because he had not taken into account all locations where we stored our silicon feedstock. The independent investigation further concluded that we were using each of our various types of silicon feedstock in the production of our multicrystalline solar wafers, and that a provision for obsolete or excess silicon feedstock was not required. It is not possible for us to reasonably estimate the amount of loss, if any, we would incur in the event of an unfavorable outcome from the resolution of this litigation.

We may be involved in similar or other allegations, litigations or legal or administrative proceedings in the future. Any such future allegations, lawsuits or proceedings could have a material adverse effect on our business operations and adversely affect the market prices of our ADSs.

Our business depends on the continued services of our executive officers and key personnel and our business may be severely disrupted if we lose their services.

Our success depends on the continued services of our executive officers and key personnel, in particular Mr. Xiaofeng Peng, our founder, chairman and chief executive officer. We do not maintain key-man life insurance on any of our executive officers and key personnel. If one or more of our executive officers and key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. As a result, our business may be severely disrupted and we may have to incur additional expenses in order to recruit and retain new personnel. In addition, if any of our executives joins a competitor or forms a competing company, we may lose some of our customers. Each of our executive officers and key personnel has entered into an employment agreement with us that contains confidentiality and non-competition provisions. However, if any dispute arises between our executive officers or key personnel and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, that these agreements could be enforced in China where most of our executive officers and key personnel reside and hold most of their assets. See “— Risks Relating to Business Operations in China — The uncertain legal environment in China could have a negative impact on our business and prospects and also limit the legal protections available to you” below. In addition, our founder, chairman, chief executive officer and controlling shareholder, Mr. Xiaofeng Peng, in his personal capacity, and his family members are engaged in certain alternative energy projects, including a project involving thin-film technology. In addition, Mr. Peng and his family may invest or otherwise participate in their personal capacity in other alternative energy projects, such as projects involving solar thermal, wind energy and biofuels. To the extent that Mr. Peng devotes significant time to any such projects, it may reduce his time and services devoted to our company as chairman and chief executive officer, which could materially adversely affect our business.

Our principal shareholder, Mr. Xiaofeng Peng, has substantial control over our company and his interests may not be aligned with the interests of our shareholders; Mr. Peng is engaged in a thin-film solar project and has pledged a portion of his equity interests in our company to finance his investment in the project and may pledge or sell additional equity in our company for such purpose.

Mr. Peng, our founder, chairman and chief executive officer, currently beneficially owns, through LDK New Energy, 75,590,000 of our ordinary shares, representing approximately 69.8% of our outstanding share capital prior to this offering. As such, Mr. Peng will have substantial control over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, dividend policy and other significant corporate actions. Mr. Peng may take actions that are not in the best interest of our company or our securities holders. For example, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. On the other hand, if Mr. Peng is in favor of any of these actions, these actions may be taken even if they are opposed by our other shareholders, including you and those who invest in ADSs.

Mr. Peng, in his personal capacity, and his family members are engaged in certain alternative energy projects, including a project involving thin-film technology. LDK New Energy is the beneficial owner of all of the equity interest of this thin-film solar company. Thin-film solar technology is an alternative method of producing solar power products compared to our crystalline wafer-based solar technology and products. LDK New Energy has obtained two loan facilities from financial and banking institutions to finance its investment in the thin-film solar project, as disclosed in the section entitled “Principal Shareholder” in the accompanying prospectus. Mr. Peng may from time to time sell shares in our company, or enter into additional loans, which may include loans from affiliates of one or more of the underwriters in this offering, that are secured by additional shares in our company to finance this project or for other purposes. The lock-up agreement entered into between Mr. Peng, LDK New Energy and the underwriters in connection with this offering contains an exception that permits Mr. Peng and LDK New Energy to pledge, with the consent of each of the representatives of the underwriters (such consent not to be unreasonably withheld), an aggregate of up to 13,000,000 shares (excluding the 17,000,000 shares pledged under existing loan facilities with financial and banking institutions) held by LDK New Energy in us for purposes of additional financing for the thin-film solar project. The lock-up agreement will expire 90 days after the date of this prospectus supplement, and after the end of this 90-day lock-up period, there will be no restrictions on LDK New Energy’s future additional pledges or sales of its shares in our company. The ordinary shares that LDK New Energy has pledged or is permitted to pledge under the lock-up exception described above represent approximately 39.7% of LDK New Energy’s current total equity ownership in our company or approximately 27.7% of our total outstanding ordinary shares without taking into account this offering. For additional information, see “Underwriting — Lock-up Agreements” in this prospectus supplement and “Principal Shareholder” in the accompanying prospectus.

To the extent that Mr. Peng devotes significant time to any of these alternative energy projects, including the thin-film solar project, it may reduce his time and services devoted to our company as chairman and chief executive officer, which could materially adversely affect our business. If LDK New Energy were to default under the two secured loan facilities described in the section entitled “Principal Shareholder” in the accompanying prospectus or under any future loans secured by our shares, Mr. Peng’s beneficial equity ownership in our company could be reduced significantly, which could reduce his control over our company. Also, to the extent the lenders of such loans were to sell our shares following a default, which could happen at any time during or after the lock-up period, there could be a material adverse effect on the market price of our ADSs.

If solar power is not adopted for wide commercial application, our revenues may decline and we may be unable to sustain our profitability.

The solar power market is at an early stage of development and the extent of acceptance of solar power technology and products is uncertain. Many factors may affect the viability of wide commercial adoption and application of solar power technology, including:

•	cost-effectiveness, performance and reliability of solar power technology and products compared to conventional and other renewable energy sources and products;

•	availability of government subsidies and economic incentives to support the development of the solar power industry;

•	success of, or increased government support for, other alternative energy generation technologies, such as fuel cells, wind power, hydroelectric power and biomass energy;

•	fluctuations in economic and market conditions that affect the viability of renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	deregulation of the electric power industry and the broader energy industry; and

•	levels of capital expenditures by end-users of solar energy products, which tend to decrease when economic growth slows.

Market data on the solar power industry is not as readily available as that on other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. If solar power technology proves unsuitable for wide commercial adoption and application or if demand for solar power products fails to develop sufficiently, we may not be able to grow our business or generate sufficient revenues to sustain our profitability.

Technological changes in the solar power industry could render our products uncompetitive or obsolete, which could reduce our market share and cause our net sales and profits to decline.

The solar power industry is characterized by evolving technologies and standards. These technological evolutions and developments place increasing demands on the improvement of our products, such as higher photovoltaic efficiency and larger and thinner wafers. Other companies may devise production technologies that enable them to produce multicrystalline wafers that could yield higher photovoltaic conversion efficiencies at a lower cost than our products. Some of our competitors are developing alternative and competing solar technologies that may require significantly less silicon than multicrystalline solar cells and modules, or no silicon at all. Technologies developed or adopted by others may prove more advantageous than ours for commercialization of solar products and may render our products obsolete. In addition, further developments in competing polysilicon production technologies may result in lower manufacturing costs or higher product performance than those achieved from Siemens processes, including the one we employ. As a result, we may need to invest significant resources in research and development to maintain our market position, keep pace with technological advances in the solar power industry and effectively compete in the future. Our failure to further refine and enhance our products or to keep pace with evolving technologies and industry standards could cause our products to become uncompetitive or obsolete, which could in turn reduce our market share and cause our net sales and profits to decline.

Unexpected equipment failures or accidents, including the release of hazardous materials, may lead to production curtailments or shutdowns, personal injuries or damage to properties.

Our wafer manufacturing and polysilicon production processes use hazardous equipment, such as reactors, DSS furnaces, squarers and wire saws. Such equipment requires skills and experience for safe operation. We could experience events such as equipment failures, explosions or fires due to employee errors, equipment malfunctions, accidents, interruptions in electricity or water cooling supplies, natural disasters or other causes. In addition, such events could cause damage to properties, personal injuries or even deaths. As a result, we may in the future experience production curtailments or shutdowns or periods of reduced production, which would negatively affect our results of operations. In addition, our polysilicon operations will involve the use, handling, generation, processing, storage, transportation and disposal of hazardous materials, which may result in fires, explosions, spills and other unexpected or dangerous accidents causing personal injuries or death, property damage, environmental damage and business interruption. Any such event could result in civil lawsuits or regulatory enforcement proceedings, which in turn could lead to significant liabilities.

Our strategy includes possible alliances and acquisitions and our failure to successfully implement this strategy could have a material adverse effect on our business.

As part of our strategy, we intend to consider entering into strategic acquisitions and investments and establishing strategic alliances with third parties in the solar industry. For example, in January 2008, we acquired 33.5% of Jiangxi Sinoma New Material Co., Ltd., or Jiangxi Sinoma, a Xinyu-based crucible manufacturer, from Xinyu Chengdong Investment and Construction Co., Ltd. for the consideration of approximately Rmb 16.8 million. We may engage in similar or other acquisitions that will complement our expansion strategies. Strategic acquisitions, investments and alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information and loss of control of operations that are material to our business. Moreover, strategic acquisitions, investments and alliances may be expensive to implement and subject us to the risk of non-performance by a counterparty, which may in turn lead to monetary losses that may materially adversely affect our business.

Product defects could result in increased costs, damage to our reputation and loss of revenues and market share.

Our products may contain defects that are not detected until after they are shipped or installed. For example, in July 2006, we had sales returns of over 7,000 pieces of improperly cleaned wafers due to the malfunction of our automated cleaning system and the limited operating experience of our employees. In 2007 and the first half of 2008, we recorded inventory write-downs of $4.2 million and $4.6 million, respectively, due to defects identified in certain of our finished goods products. In the ordinary course of our business, we also encounter periodic sales returns due to non-conformity with customers’ specifications or product defects. In each case, we are required to replace our products promptly. Product defects and the possibility of product defects could cause significant damage to our market reputation and reduce our product sales and market share. If we cannot successfully maintain the consistency and quality throughout our production process, this will result in substandard quality or performance of our wafers, including their reduced photovoltaic efficiency and higher wafer breakage. If we deliver solar wafers with defects, or if there is a perception that our products are of substandard quality, we may incur substantially increased costs associated with replacements of wafers, our credibility and market reputation will be harmed and sales of our wafers may be adversely affected.

We will become subject to the management report and auditor attestation report requirements of Section 404 of the Sarbanes-Oxley Act as of the end of our fiscal year ending December 31, 2008; if we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely affected.

Upon completion of our IPO in June 2007, we became a public company in the United States that is subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act and the related SEC rules require, beginning with our fiscal year ending December 31, 2008, that we evaluate the effectiveness, as of the end of each fiscal year, of our internal control over financial reporting and include in our annual reports on Form 20-F for each fiscal year (i) a report of our management on our internal control over financial reporting that contains, among other things, management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the most recent fiscal year, including a statement whether or not internal control over financial reporting is effective and (ii) the opinion of our registered public accounting firm, either unqualified or adverse, as to whether we maintained, in all material respects, effective internal control over financial reporting as of the end of such fiscal year. Our management and auditors will not be permitted to conclude that our internal control over financial reporting is effective if there is one or more “material weaknesses” in our internal control over financial reporting, as defined in rules of the SEC and the U.S. Public Company Accounting Oversight Board, or the PCAOB. Our management or our auditors may conclude that our efforts to remediate the problems identified below were not successful or that otherwise our internal control over financial reporting is not effective. This could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could adversely impact the market price of our ADSs. We will need to incur significant costs and use significant management and other resources in order to comply with Section 404 of the Sarbanes-Oxley Act.

In the past, we had certain deficiencies in our internal controls. For example, in the course of auditing our consolidated financial statements for the year ended December 31, 2006, our independent registered public accounting firm noted and communicated to us a significant deficiency and other weaknesses in our internal control over financial reporting. The significant deficiency identified by our independent registered public accounting firm was that our chief financial officer joined us in August 2006 and that we did not previously have any personnel who were familiar with U.S. GAAP. We did not have sufficient personnel with adequate expertise to ensure that we can produce financial statements in accordance with U.S. GAAP on a timely basis. Following the identification of this significant deficiency and other weaknesses, we adopted certain steps, and we plan to implement additional steps, to address them and to improve our internal control over financial reporting generally. If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely affected.

If we are unable to attract, train and retain technicians and a skilled labor force, our business may be materially adversely affected.

Our continued success depends, to a significant extent, on our ability to attract, train and retain technicians and a skilled labor force for our business. Recruiting and retaining capable technicians, particularly those with expertise in the solar power industry, are vital to our success. Our principal operations are located at Xinyu city of Jiangxi province, a relatively less developed region compared to coastal cities in China. Our location adds difficulties to our recruiting efforts. In addition, there exists substantial competition for qualified technicians in the solar power industry, and there can be no assurance that we will be able to attract or retain technicians. Neither can we assure you that we will be able to recruit, train and retain skilled workers. If we fail to attract and retain qualified employees, our business and prospects may be materially adversely affected.

Fluctuations in exchange rates could adversely affect our business.

A significant portion of our sales is denominated in Renminbi. Our costs and capital expenditures are largely denominated in U.S. dollars and euros. Therefore, fluctuations in currency exchange rates could have a material adverse effect on our financial condition and results of operations. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and euro, affect our gross and net profit margins and could result in foreign exchange and operating losses.

Our financial statements are expressed in U.S. dollars but the functional currency of our principal operating subsidiaries, Jiangxi LDK Solar, Jiangxi LDK PV Silicon Technology Co., Ltd., or Jiangxi LDK PV Silicon and Jiangxi LDK Solar Polysilicon Co., Ltd., or Jiangxi LDK Polysilicon, is Renminbi. The value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi. In addition, to the extent we hold assets denominated in U.S. dollars, including the net proceeds to us from this offering, any appreciation of Renminbi against the U.S. dollar could result in a charge to our income statement and a reduction in the value of our U.S. dollar denominated assets. On the other hand, if we decide to convert our Renminbi amounts into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, including foreign debt service, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of the Renminbi we convert. In addition, a depreciation of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the price of our ADSs.

We incurred a net foreign currency exchange loss of $1.3 million and $1.7 million during the years ended December 31, 2006 and 2007, respectively. We incurred a net foreign currency exchange loss of $1.1 million for the six months ended June 30, 2007 and had a net foreign currency exchange gain of $11.2 million for the six months ended June 30, 2008. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur additional net foreign currency losses in the future. During the year ended December 31, 2007, we have entered into certain foreign exchange forward contracts to reduce the effect of our foreign exchange exposure. We have also entered into another such contract in August 2008. However, we cannot assure you that such hedging activities will be effective in managing our foreign exchange risk exposure.

Compliance with environmental and safety regulations is expensive, and noncompliance may result in adverse publicity and potentially significant monetary damages and fines or suspension of our business operations.

We are required to comply with all national and local regulations regarding protection of the environment. Compliance with environmental regulations is expensive. In addition, if more stringent regulations are adopted by the PRC government in the future, the costs of compliance with PRC environmental protection regulations could increase. Upon the completion of our polysilicon production facilities, we will use, generate, store and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our research and development and production processes, and we are subject to regulations and periodic monitoring by local environmental protection authorities and are required to comply with all PRC national and local environmental protection laws and regulations.

Under PRC environmental regulations, we are required to obtain an approval for environmental impact appraisal before the construction of our manufacturing facilities, and we are further required to undergo an environmental protection examination and obtain approval with relevant governmental authorities after we have completed the installation of our manufacturing equipment and before we commence commercial production. We are also required to obtain a pollutant discharge permit from relevant governmental authorities before we commence commercial production.

Our polysilicon plant will use hazardous chemicals in the production process. We are required to obtain a safety appraisal approval before the construction of our polysilicon production facilities, and we are further required to undergo safety examination and obtain approval with relevant governmental authorities after we have completed the installation of our manufacturing equipment and before the polisilicon production plant commences commercial production. We are also required to register the hazardous chemicals which we will use with relevant authorities and to obtain safety permits, which include a permit for the storage and use of hazardous chemicals and a permit for the use of atmospheric pressure containers, from relevant governmental authorities before the polisilicon production plant commences commercial production.

We have not yet obtained all of the necessary approvals and permits for our polysilicon production plant and multicrystalline wafer production facilities currently under construction, and we cannot assure you that we will be able to obtain these approvals and permits before the construction or upon completion of the construction or at all. The relevant governmental authorities have the right to impose fines or a deadline to cure any non-compliance, or to order us to cease construction or production if we fail to comply with these requirements. If we fail to comply with present or future environmental regulations, we may be subject to substantial fines or damages or suspension of our business operations, and our reputation may be harmed.

We have limited insurance coverage and may incur losses resulting from product liability claims or business interruptions.

We are exposed to risks associated with product liability claims in the event that the use of our solar wafers and ingots results in injury. Since our solar wafers and ingots are made into electricity producing devices, it is possible that users could be injured or killed by devices that use our solar wafers and ingots, whether by product malfunctions, defects, improper installations or other causes. Due to our limited historical experience, we are unable to predict whether product liability claims will be brought against us in the future or to predict the effect of any resulting adverse publicity on our business. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. Moreover, we do not carry any product liability insurance and may not have adequate resources to satisfy a judgment in the event of a successful claim against us. We do not carry any business interruption insurance. As the insurance industry in China is still in its early stage of development, even if we decide to obtain business interruption coverage, such insurance available in China offers limited coverage compared to that offered in many other countries. Any business disruption or natural disaster could result in substantial losses and diversion of our resources.

Increases in electricity costs or shortage or interruption of electricity supply may adversely affect our operations.

We consume a significant amount of electricity in our wafer manufacture. In August 2006, as support to our wafer production in Xinyu city, the Xinyu Industry Development District government agreed to subsidize us for our utility charges over and above Rmb 0.40 per kilowatt-hour. At the current market rate of Rmb 0.59 per kilowatt-hour, we are effectively subsidized by Rmb 0.19, or $0.03, per kilowatt-hour we use for our wafer production. In the years ended December 31, 2006 and 2007, we received an aggregate of $0.8 million and $3.1 million in such government subsidies. In the six months ended June 30, 2007 and 2008, we received an aggregate of $1.1 million and $3.3 million in such government subsidies, respectively. This utility arrangement is valid for three years from April 1, 2006 and may be extended only with consent of both parties.

In addition, as support to our polysilicon production in Xinyu city, the Xinyu Industry Development District government further agreed in September 2007 to subsidize us for our utility charges over and above Rmb 0.25 per kilowatt-hour consumed by our polysilicon production. At the current market rate of Rmb 0.59 per kilowatt-hour, we are effectively subsidized by Rmb 0.34, or $0.04, per kilowatt-hour we use for our polysilicon production. We did not receive any such government subsidies during the year ended December 31, 2007 or the six months ended June 30, 2008 as our polysilicon production had not commenced. This new utility arrangement is valid from the commencement of our polysilicon production operations. Although this agreement does not provide for an expiration date, there is no assurance that the government will not terminate it for reasons beyond our control. Polysilicon production is energy-intensive and is highly dependent on continuous electricity supply. Our results of operations will be materially adversely affected if our electricity supply is interrupted or electricity costs increase upon expiration or termination of our arrangements with the government.

Moreover, with the rapid development of the PRC economy, demand for electricity has continued to increase. There have been shortages in electricity supply in various regions across China, especially during winter when weather is bad and during summer peak seasons. For instance, in early 2008, due to severe weather conditions over a period of two weeks, supply of electricity to our plant was curtailed as a result of destructions of some of the national grid lines in certain provinces in China, including Jiangxi. Consequently, we experienced delays in some of our shipments to customers and some of the shipments from our suppliers as a result of highway closures and power outages in various parts of China. In the summer of 2006, our production was also significantly disrupted due to power blackouts in Xinyu city. To prevent similar peak season blackouts, we have installed a backup power transformer substation at our Xinyu site with an installed capacity of 40 million volt-amperes to support our current operations. In addition, we have substantially completed the installation of another backup power transformer substation at our Xinyu site with the same capacity to support our expansion program through the end of 2008. However, we cannot assure you that there will be no interruption or shortages in our electricity supply or that there will be sufficient electricity available to us to meet our future requirements. Increases in electricity costs or shortages in electricity supply may disrupt our normal operations and adversely affect our profitability.

Failure to protect our intellectual property rights, know-how and technology may undermine our competitive position.

We have developed various production process related know-how and technologies in the production of solar wafers and ingots. Such know-how and technologies play a critical role in our quality assurance and cost reduction. In addition, we have implemented a number of research and development programs with a view to developing techniques and processes that will improve production efficiency and product quality. Our intellectual property and proprietary rights arising out of these research and development programs will be crucial in maintaining our competitive edge in the solar wafer industry. We currently do not have any patent or patent application pending in China or elsewhere. We currently use contractual arrangements with employees and trade secret protections to protect our intellectual property and proprietary rights. Nevertheless, contractual arrangements afford only limited protection and the actions we may take to protect our intellectual property and proprietary rights may not be adequate. In addition, others may obtain knowledge of our know-how and technologies through independent development. Our failure to protect our production process related know-how and technologies and/or our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property and proprietary rights. Policing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation, which can be costly and divert management attention and other resources away from our business, may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of our proprietary rights. We cannot assure you that the outcome of such potential litigation will be in our favor. An adverse determination in any such litigation will impair our intellectual property and proprietary rights and may harm our business, prospects and reputation.

We may be exposed to infringement, misappropriation or other claims by third parties and an adverse determination could result in us paying significant damages.

Our success depends on our ability to use and develop our technology and know-how and to manufacture and sell our solar wafers and ingots without infringing the intellectual property or other rights of third parties. We do not have, and have not applied for, any patents for our proprietary technologies in China or elsewhere. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. The validity and scope of claims relating to solar power technology patents involve complex scientific, legal and factual questions and analyses and, therefore, may be highly uncertain. The defense and prosecution of intellectual property suits, patent opposition proceedings, trademark disputes and related legal and administrative proceedings can be both costly and time consuming and may significantly divert our resources and the attention of our technical and management personnel. An adverse ruling in any such litigation or proceedings could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

We have granted, and may continue to grant, stock options under our stock incentive plan and our net income could be adversely impacted.

We adopted a stock incentive plan in 2006. As of the date of this prospectus supplement, we have outstanding stock options under our stock incentive plan with respect to 10,830,831 ordinary shares, of which 6,129,732 were granted to our directors, employees, consultants and service providers. In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 123R, “Share-Based Payment.” This statement, which became effective in the first quarter of 2006, prescribes how we account for share-based compensation and may have an adverse impact on our results of operations or the price of our ADSs. SFAS No. 123R requires us to recognize share-based compensation as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. The additional expenses associated with share-based compensation may reduce the attractiveness of issuing stock options under our stock incentive plan. However, if we do not grant stock options or reduce the number of stock options that we grant, we may not be able to attract and retain key personnel. If we grant more stock options to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income.

Most of our production, storage, administrative and research and development facilities are located in close proximity to one another in Xinyu city of Jiangxi province. Any damage or disruption at these facilities would have a material adverse effect on our business, financial condition and results of operations.

Our production, storage, administrative, research and development facilities are located in close proximity to one another in Xinyu city of Jiangxi province in China. A natural disaster such as fire, floods, typhoons or earthquakes, snow storms or other unanticipated catastrophic events, including power interruption, telecommunications failures, equipment failures, explosions, fires, break-ins, terrorist acts or war, could significantly disrupt our ability to manufacture our products and operate our business. If any of our production facilities or material equipment were to experience any significant damage or downtime, we would be unable to meet our production targets and our business would suffer. Any damage or disruption at these facilities would have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Business Operations in China

Changes in PRC political and economic policies and conditions could adversely affect our business and prospects.

China has been, and will continue to be, our primary production base and currently almost all of our assets are located in China. While the PRC government has been pursuing economic reforms to transform its economy from a planned economy to a market-oriented economy since 1978, a substantial part of the PRC economy is still being operated under various controls of the PRC government. By imposing industrial policies and other economic measures, such as control of foreign exchange, taxation and foreign investment, the PRC government exerts considerable direct and indirect influence on the development of the PRC economy. Many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to be refined and improved over time. Other political, economic and social factors may also lead to further adjustments of the PRC reform measures. This refining and adjustment process may not necessarily have a positive effect on our operations and our future business development. For example, the PRC government has in the past implemented a number of measures intended to slow down certain segments of the PRC economy that the government believed to be overheating, including raising benchmark interest rates of commercial banks, reducing money supply and placing additional limitations on the ability of commercial banks to make loans by raising bank reserves against deposits. Our business, prospects and results of operations may be materially adversely affected by changes in the PRC economic and social conditions and by changes in the policies of the PRC government, such as measures to control inflation, changes in the rates or method of taxation and the imposition of additional restrictions on currency conversion.

Changes in foreign exchange and foreign investment regulations in China may affect our ability to invest in China and the ability of our PRC subsidiary to pay dividends and service debts in foreign currencies.

Renminbi is not a freely convertible currency at present. The PRC government regulates conversion between Renminbi and foreign currencies. Changes in PRC laws and regulations on foreign exchange may result in uncertainties in our financing and operating plans in China. Over the years, China has significantly reduced the government’s control over routine foreign exchange transactions under current accounts, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debts. In accordance with the existing foreign exchange regulations in China, our PRC subsidiaries may pay dividends and service debts in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, on August 5, 2008, the PRC State Council issued the Administrative Rules of the People’s Republic of China on Foreign Exchange, which emphasized that the PRC government may in the future impose control over foreign exchange transactions under current accounts if China’s trade balance worsens. Furthermore, there can be no assurance that the current PRC foreign exchange policies regarding debt service and payment of dividends in foreign currencies will continue in the future. Changes in PRC foreign exchange policies may have a negative impact on the ability of our PRC subsidiaries to service their foreign currency-denominated indebtedness and to distribute dividends to us in foreign currencies.

Foreign exchange transactions by our PRC subsidiaries under the capital account continue to be subject to significant foreign exchange controls. Subsequent to this offering, we have the choice, as permitted by the PRC foreign investment regulations, to invest our net proceeds from this offering in the form of registered capital or a shareholder loan into our PRC subsidiaries to finance our operations in China. Our choice of investment is affected by the relevant PRC regulations with respect to capital-account and current-account foreign exchange transactions in China. In addition, our transfer of funds to our subsidiaries in China is subject to approval by PRC governmental authorities in case of an increase in registered capital, or subject to registration with PRC governmental authorities in case of a shareholder loan. These limitations on the flow of funds between us and our PRC subsidiaries could restrict our ability to act in response to changing market conditions.

The uncertain legal environment in China could have a negative impact on our business and prospects and also limit the legal protections available to you.

Our principal operating subsidiaries, Jiangxi LDK Solar, Jiangxi LDK PV Silicon and Jiangxi LDK Polysilicon, are wholly foreign-owned enterprises in China and are subject to laws and regulations applicable to foreign investments in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, the civil law system is a system in which decided legal cases have little precedential value. When the PRC government started its economic reform in 1978, it began to formulate and promulgate a comprehensive system of laws and regulations to provide general guidance on economic and business practices in China and to regulate foreign investments. China has made significant progress in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, the promulgation of new laws, changes in existing laws and abrogation of local regulations by national laws may have a negative impact on our business and prospects. In addition, as these laws, regulations and legal requirements are relatively recent and because of the limited volume of published cases and their non-binding nature, the interpretation and enforcement of these laws, regulations and legal requirements involve significant uncertainties. These uncertainties could limit the legal protections available to foreign investors, including you.

Expiration of, or changes to, current PRC tax incentives that our business enjoys could have a material adverse effect on our results of operations.

Under former PRC laws and regulations, a company established in China was typically subject to a national enterprise income tax at the rate of 30% on its taxable income and a local enterprise income tax at the rate of 3% on its taxable income. The PRC government provided various incentives to foreign-invested enterprises to encourage foreign investments. Such incentives include reduced tax rates and other measures. Foreign-invested enterprises that were determined by PRC tax authorities to be manufacturing companies with authorized terms of operation for more than ten years were eligible for:

•	a two-year exemption from the national enterprise income tax beginning with their first profitable year; and

•	a 50% reduction of their applicable national enterprise income tax rate for the succeeding three years.

The local preferential enterprise taxation treatment was within the jurisdiction of the local provincial authorities as permitted under the prior PRC tax laws relating to foreign-invested enterprises. The local tax authorities would decide whether to grant any tax preferential treatment to foreign-invested enterprises on basis of their local conditions. The Jiangxi provincial government announced that energy companies with authorized terms of operation for more than ten years were eligible for:

•	a five-year exemption from the 3% local enterprise income tax from their first profitable year; and

•	a 50% reduction of their local enterprise income tax rate for the succeeding five years.

Under former PRC laws and regulations, Jiangxi LDK Solar, as a foreign invested manufacturing enterprise was entitled to a two-year exemption from the national enterprise income tax for 2006 and 2007 and would be subject to a reduced national enterprise income tax rate of 15% from 2008 through 2010. Likewise, Jiangxi LDK Solar is entitled to a five-year exemption from the local enterprise income tax beginning in 2006 and will be subject to a reduced local enterprise income tax rate of 1.5% from 2011 through 2015. When these tax benefits expire, the effective tax rate of Jiangxi LDK Solar will increase, which will result in an increase in our income tax expenses. Jiangxi LDK PV Silicon and Jiangxi LDK Polysilicon do not enjoy any preferential tax treatment in China.

In March 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, which became effective on January 1, 2008. The new tax law imposes a unified income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify under certain limited exceptions. The new tax law permits companies to continue to enjoy their preferential tax treatment under the prior tax regime until such treatment expires in accordance with its terms, on the condition that such preferential tax treatment is available under the grandfather clause of the new tax law. As a result, Jiangxi LDK Solar is currently subject to a reduced national enterprise income tax of 12.5% and will be subject to the unified income tax rate of 25% starting from 2011. If our current tax benefits expire or otherwise become unavailable to us for any reason, our profitability may be materially adversely affected.

We may be deemed a PRC resident enterprise under the new PRC Enterprise Income Tax Law and be subject to the PRC taxation on our worldwide income.

We are a Cayman Islands holding company with substantially all of our operations conducted through our operating subsidiaries in China. Under the Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises effective prior to January 1, 2008, any dividends payable by foreign-invested enterprises, such as our PRC subsidiaries, to their non-PRC investors, such as our Cayman Islands holding company, were exempt from any PRC withholding tax. In addition, any dividends payable, or distributions made, by us to holders or beneficial owners of our ADSs would not have been subject to any PRC tax, provided that such holders or beneficial owners, including individuals and enterprises, were not deemed to be PRC residents under the PRC tax law and had not become subject to PRC tax. Under the new PRC Enterprise Income Tax Law and its implementation regulations, if our Cayman Islands holding company continues to be treated as a foreign investor, or a “non-resident enterprise” as defined in the new tax law, dividends and distributions from our PRC subsidiaries to us will be subject to a 10% withholding tax. The Cayman Islands where we are incorporated has no tax treaty with China entitling us to any withholding tax lower than 10%.

The new PRC Enterprise Income Tax Law, however, also provides that enterprises established outside China whose “de facto management bodies” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25% enterprise income tax rate as to their global income. Under the implementation regulations issued by the State Council relating to the new PRC Enterprise Income Tax Law, “de facto management bodies” is defined as the bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. Substantially all of our management is currently based in China, and may remain in China. Therefore, we may be treated as a PRC resident enterprise for PRC enterprise income tax purposes subject to the uniform 25% enterprise income tax rate as to our global income. See the risk factor entitled “— Dividends payable by us to our foreign investors and gain on the sale of our ADSs may become subject to withholding taxes under PRC tax laws” below.

Dividends payable by us to our foreign investors and gains on the sale of our ADSs may become subject to withholding taxes under PRC tax laws.

Under the new PRC Enterprise Income Tax Law and its implementation regulations, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises” (and that do not have an establishment or place of business in China, or that have such establishment or place of business but the relevant income is not effectively connected with such establishment or place of business) to the extent such dividends are sourced within China and we are considered a “resident enterprise” in China. Similarly, any gain realized on the transfer of our shares or ADSs representing our shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within China and we are considered a “resident enterprise” in China. If we are required under the new PRC Enterprise Income Tax Law to withhold PRC income tax on our dividends payable to our foreign shareholders, or if you are required to pay PRC income tax on the transfer of the ADSs, the value of your investment in our shares or ADSs may be materially adversely affected.

We rely principally on dividends paid by our subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company and rely principally on dividends paid by our subsidiaries for cash requirements, including the funds necessary to service any debt we incur. If any of our subsidiaries incurs debt in its own name in the future, the instruments governing the debt may restrict dividends or other distributions on its equity interest to us. Furthermore, applicable PRC laws, rules and regulations permit payment of dividends by our PRC entities on a combined basis only out of their retained earnings, if any, determined in accordance with PRC accounting standards. Our PRC entities are required to set aside a certain percentage of their after-tax profit based on PRC accounting standards each year for their reserve fund in accordance with the requirements of relevant laws and provisions in their respective articles of associations. As a result, our PRC entities combined may be restricted in their ability to transfer any portion of their net income to us whether in the form of dividends, loans or advances. Any limitation on the ability of our subsidiaries to pay dividends to us could materially adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business. Under the new PRC Enterprise Income Tax Law and implementation regulations, PRC income tax at the rate of 10% is applicable to dividends paid by PRC enterprises to “non-resident enterprises” (enterprises that do not have an establishment or place of business in China, or that have such establishment or place of business but the relevant income is not effectively connected with such establishment or place of business) subject to the application of any relevant income tax treaty that China has entered into, which provides for a lower withholding tax rate. If we or our non-PRC subsidiaries are considered “non-resident enterprises,” any dividend that we or any such non-PRC subsidiary receive from our PRC subsidiaries may be subject to PRC taxation at the 10% rate (or lower treaty rate).

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us, or otherwise materially adversely affect us.

The SAFE issued a public notice in October 2005, together with its implementation procedures and May 2007 clarifications issued by SAFE, or the SAFE notice, requiring PRC residents, including both legal persons and natural persons, to register with the competent local SAFE branch before establishing or controlling any company outside China, referred to as an “offshore special purpose company,” for the purpose of acquiring any assets of or equity interest in PRC companies and raising funds from overseas. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. If any PRC shareholder of an offshore special purpose company fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. Our current beneficial owners who are PRC residents have registered with the local SAFE branch as required under the SAFE notice. The failure of these beneficial owners to amend their SAFE registrations in a timely manner pursuant to the SAFE notice or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such beneficial owners to fines and legal sanctions and may also result in restrictions on our PRC subsidiary’s ability to distribute profits to us or otherwise materially adversely affect our business.

We face risks related to health epidemics and other outbreaks of contagious diseases, including avian influenza, or avian flu, and SARS.

Our business could be adversely affected by the effect of avian flu, SARS or other epidemic outbreak. There have been reports of outbreaks of a highly pathogenic avian flu, caused by the H5N1 virus, in certain regions of Asia and Europe. In 2005 and 2006, there were reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. An outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, any recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. These outbreaks of contagious diseases and other adverse public health developments in China would have a material adverse effect on our business operations. These could include our ability to travel or ship our products outside China as well as temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

Risks Relating to This Offering

The market price of our ADSs has been and may continue to be volatile.

The market price of our ADSs experienced, and may continue to experience, significant volatility. For the period from June 1, 2007 to September 18, 2008, the closing price of our ADSs on the New York Stock Exchange has ranged from a low of $20.43 per ADS to a high of $73.95 per ADS.

Numerous factors, including many over which we have no control, may have a significant impact on the market price of our ADSs, including, among other things:

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	announcements of studies and reports relating to the conversion efficiencies of our products or those of our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates or other material comments by securities analysts relating to us, our competitors or our industry in general;

•	announcements by other companies in our industry relating to their operations, strategic initiatives, financial condition or financial performance or to our industry in general;

•	announcements of acquisitions or consolidations involving industry competitors or industry suppliers;

•	changes in the economic performance or market valuations of other PV technology companies;

•	addition or departure of our executive officers and key research personnel;

•	sales or perceived sales of additional ordinary shares or ADSs by us or our significant shareholders; and

•	impact and development of any lawsuit, currently pending or threatened, or that may be instituted in the future.

In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our ADSs, regardless of our operating performance. These factors, among others, could significantly depress the trading price of our ADSs.

You may not be able to sell you ADSs at or above the public offering price.

We cannot assure you that our ADSs will not decline below their public offering price. The public offering price of our ADSs will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the trading market. You may be unable to resell your ADSs at a price that is attractive to you.

We may not be able to pay any dividends on our ordinary shares and ADSs.

Under Cayman Islands law, we may only pay dividends out of our profits or our share premium account subject to our ability to service our debts as they fall due in the ordinary course of our business. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. We have not paid any dividends in the past. Future dividends, if any, will be at the discretion of our board of directors and will depend upon our future operations and earnings, capital expenditure requirements, general financial conditions, legal and contractual restrictions and other factors that our board of directors may deem relevant. You should refer to the risk factor entitled “— Risks Relating to Business Operations in China — We rely principally on dividends paid by our subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business” for additional legal restrictions on the ability of our PRC subsidiary to pay dividends to us in this prospectus supplement and the section entitled “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Distribution Policy” for additional information regarding our current dividend policy in our most recently filed annual report on Form 20-F, which is incorporated in this prospectus supplement by reference.

Future financing may cause a dilution in your shareholding or place restrictions on our operations.

We may require additional funding to meet our working capital or capital expenditure requirements or in connection with any acquisition we may make in the future. If we raise such funding through issuance of new equity or equity-linked securities it may cause a dilution in the percentage ownership of our then existing shareholders. Alternatively, if we meet such funding requirements by way of additional debt financing, we may have restrictions placed on us through such debt financing arrangements which may:

•	limit our ability to pay dividends or require us to seek consents for the payment of dividends;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to pursue our business strategies;

•	require us to dedicate a substantial portion of our cash flow from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate needs; and

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

Substantial future sales or perceived sales of our ADSs, ordinary shares or equity-linked securities in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares, including those equity-related securities issued upon the exercise of our outstanding stock options, in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of September 18, 2008, we had 108,308,852 ordinary shares outstanding, including 36,280,781 ordinary shares represented by 36,280,781 ADSs. In connection with this offering, we, our directors and executive officers and LDK New Energy have agreed, among other things, not to sell, transfer, pledge or otherwise dispose of any ordinary shares or ADSs or securities convertible into or exchangeable or exercisable for our ordinary shares or ADSs for 90 days after the date of this prospectus supplement without the written consent of the representatives. However, the representatives may release these securities from these restrictions at any time. These lock-up restrictions are subject to certain exceptions, including that the restrictions will not apply to (1) with the consent of each of the representatives of the underwriters (such consent not to be unreasonably withheld), the pledge by LDK New Energy of up to an aggregate of 13,000,000 ordinary shares (excluding the 17,000,000 ordinary shares pledged by LDK New Energy under existing loan facilities with financial and banking institutions) for purposes of additional financing for the thin-film solar project described under “Principal Shareholder” in the accompanying prospectus, or (2) the sale by three of our directors and executive officers of up to an aggregate of 450,000 ordinary shares. See “Underwriting” for a more detailed discussion of the restrictions on selling our securities after this offering. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder, or the availability of these securities for future sale, will have on the market price of our ADSs.

In addition, we may issue additional ADSs, ordinary shares or equity-related securities. If we issue additional ADSs or ordinary shares, your ownership interests in our company would be diluted and this in turn could have a material adverse effect on the price of our ADSs.

You will experience immediate and substantial dilution in the book value of the ADSs you purchase.

The public offering price per ADS is substantially higher than the net tangible book value per ADS prior to the offering. Accordingly, if you purchase our ADSs in this offering, you will incur immediate dilution of approximately $              in the net tangible book value per ADS from the price you pay for our ADSs, representing the difference between:

•	the public offering price of $ per ADS, and

•	the pro forma as adjusted net tangible book value per ADS of $ at June 30, 2008.

You may find additional information in the section entitled “Dilution” in this prospectus supplement. If we issue additional ADSs or securities that may be convertible into our ordinary shares or ADSs in the future, you may experience further dilution. In addition, you may experience further dilution to the extent that ordinary shares are issued upon the exercise of stock options.

You may not be able to exercise your right to vote.

As an ADS holder, you may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the ordinary shares underlying your ADSs. Pursuant to our articles of association, we may convene a shareholders’ meeting upon 10 clear days’ prior notice. When a shareholder’s meeting is convened, you may not receive sufficient advance notice to withdraw the ordinary shares underlying your ADSs to allow you to vote with respect to any specific matter. If we give timely notice, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

You may not receive distributions on ordinary shares or any value for them if it is unlawful or impractical to make them available to you.

Subject to the terms and conditions of the deposit agreement, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs, in which case it may determine not to make such a distribution. Neither we nor the depositary has any obligation to register ADSs, ordinary shares, rights or other securities subject to such distribution under U.S. securities laws. Neither we nor the depositary has any obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive the distribution we make on our ordinary shares or any value for them if it is unlawful or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time and from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may not be able to participate in rights offerings or elect to receive stock dividends and may experience dilution of your holdings, and the sale, deposit, cancellation and transfer of our ADSs issued after exercise of rights may be restricted.

If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you after consultation with us. We cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered by us under the provisions of the Securities Act. We can give no assurance that we can establish an exemption from the registration requirements under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, you may be unable to participate in our rights offerings and may experience dilution of your holdings as a result. The depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them. In addition, U.S. securities laws may restrict the sale, deposit, cancellation and transfer of ADSs issued after exercise of rights.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, ADS holders may have less protection for their shareholder rights than such holders would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

In addition, most of our directors and officers are nationals and residents of countries other than the United States. Substantially all of our assets and a substantial portion of the assets of these persons are located outside the United States.

The Cayman Islands courts are also unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all of our assets are located outside the United States. Substantially all of our current operations are conducted in China. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. It is also uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or China against us or such persons predicated upon the securities laws of the United States or any state.

Our articles of association contain anti-takeover provisions that could prevent a change in control even if such takeover is beneficial to our shareholders.

Our articles of association contain provisions that could delay, defer or prevent a change in control of our company that could be beneficial to our shareholders. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for our ADSs. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a price above the then current market price of our ADSs. These provisions provide that our board of directors has authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Our board of directors may decide to issue such preferred shares quickly with terms calculated to delay or prevent a change in control of our company or make the removal of our management more difficult. If our board of directors decides to issue such preferred shares, the price of our ADSs may fall and the voting and other rights of holders of our ordinary shares and ADSs may be materially and adversely affected.

Our management will have broad discretion as to the use of a portion of the proceeds from this offering, and may not use the proceeds effectively.

We will use the net proceeds from this offering for the expansion of our production capacity, purchase and prepayment for polysilicon feedstock, investment in research and development, and for working capital and other general corporate purposes, including potential acquisitions that we may make. However, we have not designated specific expenditures for all of those proceeds. Accordingly, our management will have significant flexibility and discretion in applying our net proceeds of this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. Our shareholders may not agree with the manner in which our management chooses to allocate and spend those proceeds. Moreover, our management may use the net proceeds for purposes that may not increase the market value of our ADSs.

We incur significant costs as a result of being a public company.

As a public company, we incur significant legal, accounting and other expenses that a private company would not incur. We incur costs associated with our public company reporting requirements. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission, and the New York Stock Exchange, have imposed increased regulation and required enhanced corporate governance practices for public companies. Our efforts to comply with evolving laws, regulations and standards in this regard are likely to result in significant general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities. These new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance than for a private company to do so. As a result, it may be more difficult for us to attract and retain qualified candidates to serve on our board of directors or as executive officers than for a private company to do so.

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $      million, after deducting estimated discounts and commissions but before deducting estimated offering expenses.

We expect to use the net proceeds from this offering for the following purposes:

•	approximately $ million, or 60% of the net proceeds, to fund the on-going construction of our polysilicon manufacturing plant;

•	approximately $ million, or 30% of the net proceeds, to fund the capacity expansion of our wafer production facilities; and

•	the remaining approximately $ million, or 10% of the net proceeds, for our general corporate purposes.

The foregoing represents our current intentions with respect to the use of our net proceeds of this offering based upon our present plans and business conditions. However, our management will have significant flexibility and discretion in applying our net proceeds from this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. Pending use of any net proceeds, we intend to invest such net proceeds in short-term, interest-bearing deposits with commercial banks.

PRICE RANGE OF OUR ADSs

For the period from June 1, 2007 to September 18, 2008, the closing price of our ADSs on the New York Stock Exchange ranged from $20.43 to $73.95 per ADS.

Set forth below, for the applicable periods indicated, are the high and low closing prices per ADS as reported by the New York Stock Exchange.

	High	Low

Quarterly Highs and Lows
2007 (from June 1, 2007)
Second Quarter	$32.20	$23.20
Third Quarter	73.95	31.30
Fourth Quarter	70.00	26.91
2008
First Quarter	49.37	20.43
Second Quarter	47.16	27.50
Monthly Highs and Lows
March 2008	28.99	20.43
April 2008	36.40	27.50
May 2008	47.16	31.20
June 2008	46.05	35.65
July 2008	38.39	31.54
August 2008	51.26	31.81
September 2008 (through September 18)	$48.74	$37.37

On September 18, 2008, the last reported closing sale price of our ADSs on the New York Stock Exchange was $43.74 per ADS.

CAPITALIZATION

The following table sets forth our capitalization (long-term debt plus total shareholders’ equity) as of June 30, 2008:

•	on an actual basis; and

•	on an adjusted basis to reflect the sale of the ADSs by us in this offering at $ per ADS.

You should read this table in conjunction with our unaudited condensed consolidated interim financial statements and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the First Half of 2008” contained in the accompanying prospectus.

	As of June 30, 2008
	Actual	As Adjusted
	(in thousands)

Long-term bank borrowings	$99,158		$99,158
Convertible senior notes	400,000		400,000
Ordinary shares, $0.10 par value; 499,580,000 shares authorized; 107,228,033 shares issued and 106,478,033 shares outstanding on an actual basis(1), and shares issued and shares outstanding on an as adjusted basis	10,648
Additional paid-in capital	238,555
Statutory reserve	18,697		18,697
Accumulated other comprehensive income	84,340		84,340
Retained earnings	345,396		345,396
Total shareholders’ equity	697,636

Total capitalization	$1,196,794	$

(1)	Excludes 7,970,117 ordinary shares reserved for future issuance upon the exercise of options outstanding as of June 30, 2008 granted under our 2006 stock incentive plan.

For a description of our debt outstanding as of June 30, 2008, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the First Half of 2008 — Liquidity and Capital Resources — Financing Activities” contained in the accompanying prospectus.

DILUTION

Our as adjusted net book value as of June 30, 2008 was approximately $      million, or $      per ordinary share and $      per ADS, based upon      shares outstanding as of that date after giving effect to the conversion of $400,000,000 of our 4.75% convertible senior notes due 2013 into 10,181,360 ordinary shares at the initial conversion rate of 25.4534 per $1,000 of such notes. As adjusted net book value per ordinary share is calculated by dividing our as adjusted net book value by the number of outstanding ordinary shares (after giving effect to the conversion of our convertible senior notes described above). Our as adjusted net book value is calculated by subtracting our total liabilities from our total assets. After giving additional effect to the sale by us of      ADSs offered in this offering at $      per share and after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma as adjusted net book value as of June 30, 2008 would have been $      million, or $     per ordinary shares and $      per ADS. This represents an immediate increase in the as adjusted net book value of $      per ordinary share and $      per ADS to our existing shareholders and an immediate dilution in the net book value of $      per ordinary share and $      per ADS to you and other purchasers of our ADSs in this offering.

The following table illustrates the dilution based on the public offering price of $      per ADS:

Public offering price per ordinary share	$
As adjusted net book value per ordinary share as of June 30, 2008
Increase per ordinary share attributable to you and other new investors
Pro forma as adjusted net book value per ordinary share after giving effect to this offering
Dilution per ordinary share in as adjusted net book value to you and other new investors in this offering

The foregoing table does not take into effect further dilution to you and other new investors that could occur upon the exercise of outstanding options having a per share exercise price less than the offering price per share in this offering. As of June 30, 2008, there were:

•	7,970,117 ADSs issuable upon the exercise of options outstanding; and

•	2,677,686 ADSs reserved for future issuance under our 2006 share incentive plan.

EXCHANGE RATE INFORMATION

We conduct substantially all of our business operations in and from China with a substantial portion of our sales denominated in Renminbi, while a significant portion of our costs and expenses is denominated in U.S. dollars. We will make periodic reports to our shareholders in U.S. dollars by using the then-current exchange rates. We make no representation that any amounts in Renminbi or U.S. dollars could be or could have been converted into each other at any particular rate or at all. The PRC government imposes controls over its foreign exchange in part through regulation of the conversion between Renminbi and foreign currencies.

The following table sets forth, for the periods indicated, the noon buying rates for U.S. dollars in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York:

	Noon Buying Rate
Period	Period End	Average	High	Low
	(Renminbi per $1.00)

2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.6058	7.8127	7.2946
2008
March	7.0120	7.0722	7.1110	7.0105
April	7.0017	7.0091	7.0185	7.0008
May	6.9400	6.9725	7.0000	6.9377
June	6.8591	6.8993	6.9633	6.8591
July	6.8388	6.8355	6.8632	6.8104
August	6.8252	6.8462	6.8659	6.7800
September (through September 18)	6.8375	6.8349	6.8510	6.7810

Annual averages in the above table are calculated by averaging the noon buying rates on the last business day of each month during the year. Monthly averages are calculated by averaging the noon buying rates for all days during the month or the elapsed portion thereof.

On September 18, 2008, the noon buying rate for U.S. dollars in effect in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 = Rmb 6.8375.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding      ADSs representing     % of our ordinary shares outstanding. All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. We have not listed and do not expect to list our ordinary shares.

Lock-Up Agreements

We have agreed that, without the prior written consent of each of UBS AG and Goldman Sachs (Asia) L.L.C., we will not, during the period ending 90 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs, whether any such transaction described above is to be settled by delivery of our ordinary shares or ADSs or such other securities, in cash or otherwise; or

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs.

These restrictions do not apply to:

•	the sale of our ordinary shares in the form of ADSs to the underwriters in this offering; and

•	the issuance by us of ordinary shares upon the exercise of options pursuant to our 2006 stock incentive plan.

Each of our directors and executive officers and LDK New Energy have agreed that, without the prior written consent of each of UBS AG and Goldman Sachs (Asia) L.L.C., they will not, during the period ending 90 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to sell, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs, or any securities convertible into or exercisable or exchangeable for our ordinary shares or ADSs;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ordinary shares or ADSs; or

•	publicly disclose the intention to make any such offer, sale, pledge or disposition, or enter into any such transaction, swap, hedge or other arrangement;

whether any such transaction described above is to be settled by delivery of our ordinary shares or ADSs or such other securities of ours, in cash or otherwise.

These restrictions do not apply to:

•	transactions relating to our ordinary shares, ADSs or other securities acquired in open market transactions after the completion of this offering;

•	with the consent of each of UBS AG and Goldman Sachs (Asia) L.L.C. (such consent not to be unreasonably withheld), the pledge by LDK New Energy of up to an aggregate of 13,000,000 ordinary shares (excluding the 17,000,000 ordinary shares pledged by LDK New Energy under existing loan facilities with financial and banking institutions) for purposes of additional financing for the thin-film solar project described under “Principal Shareholder” in the accompanying prospectus; and

•	the sale by three of our directors and executive officers of up to an aggregate of 450,000 ordinary shares.

Each of our directors and executive officers and LDK New Energy have also agreed that, without the prior written consent of each of UBS AG and Goldman Sachs (Asia) L.L.C., they will not, during the period ending 90 days after the date of this prospectus supplement, make any demand for or exercise any right with respect to the registration of any of our ordinary shares or ADSs or any security convertible into or exercisable or exchangeable for our ordinary shares or ADSs.

In addition, each of our directors and executive officers and LDK New Energy have agreed and consented to the entry of stop transfer instructions with our transfer agent and registrar against the transfer of our ordinary shares or ADSs except in compliance with the foregoing restrictions.

The 90-day lock-up period is subject to adjustment under certain circumstances. If, during the last 17 days of the 90-day lock-up period, we issue an earnings release or material news or a material event relating to us occurs, the lock-up will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is our affiliate or who has been our affiliate at any time during the three months preceding a sale and who has beneficially owned our ordinary shares for at least six months, is entitled to sell within any three-month period a number of ordinary shares that are “restricted securities” under the Securities Act that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately million shares immediately after this offering; or

•	the average weekly trading volume of our ordinary shares, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales by such affiliated persons under Rule 144 must be through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Under Rule 144, a person who is not one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold, in the form of ADSs or otherwise, for at least six months, including the holding period (in case of restricted securities) of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144 so long as we remain a reporting company and comply with our reporting obligations. After a holding period of one year, such non-affiliated persons may sell our shares or ADSs whether or not we continue to be a reporting company or to comply with our reporting obligations.

TAXATION

The following summary of material Cayman Islands and United States federal tax consequences of an investment in our ordinary shares or ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus supplement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares or ADSs, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the former Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, any dividends payable by foreign-invested enterprises to non-PRC investors were exempt from any PRC withholding tax. In addition, any interests or dividends payable, or distributions made, by us to holders or beneficial owners of our ADSs would not have been subject to any PRC tax, provided that such holders or beneficial owners, including individuals and enterprises, were not deemed to be PRC residents under the PRC tax law and had not become subject to PRC tax.

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law named “Enterprise Income Tax Law of the PRC,” or the EIT Law, which took effect as of January 1, 2008. Under the EIT Law, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in China are considered “resident enterprises” for PRC tax purposes. Under the implementation regulations issued by the State Council relating to the EIT Law, “de facto management bodies” is defined as the bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. Substantially all of our management is currently based in China, and may remain in China in the future. If we are treated as a “resident enterprise” for PRC tax purposes, we will be subject to PRC income tax on our worldwide income at a uniform tax rate of 25%. In addition, the EIT Law provides that dividend income between qualified “resident enterprises” is exempt from income tax.

Moreover, the EIT Law provides that an income tax rate of 10% is normally applicable to dividends payable to non-PRC investors who are “non-resident enterprises,” to the extent such dividends are derived from sources within China. We are a Cayman Islands holding company and substantially all of our income is derived from dividends we receive from our operating subsidiaries located in China. Thus dividends paid to us by our subsidiaries in China may be subject to the 10% income tax if we are considered as a “non-resident enterprise” under the EIT Law.

Under the existing implementation regulations of the EIT Law, interest and dividends paid by us to holders of our notes and ADS holders should not be deemed to be derived from sources within China under the EIT Law and therefore should not be subject to the 10% income tax. However, what will constitute income derived from sources within China is currently unclear. In addition, gains on the disposition of shares or ADSs should not be subject to PRC withholding tax. However, these conclusions are not entirely free from doubt. In addition, it is possible that these rules may change in the future, possible with retroactive effect.

Certain United States Federal Income Taxation Considerations

The discussion of tax issues set forth in this prospectus supplement was not intended or written to be used, and it cannot be used, by any person for the purpose of avoiding any tax penalties that may be imposed on such person. Each investor should seek advice based on its particular circumstances from an independent tax advisor.

The following is a general discussion of certain United States federal income tax consequences to U.S. Holders (defined below) under present law of the acquisition, ownership and disposition of in our ordinary shares or ADSs. This summary applies only to U.S. Holders that hold our ordinary shares or ADSs as capital assets and that have the U.S. dollar as their functional currency.

This discussion is based on the United States Internal Revenue Code of 1986, as amended, or the Code, current and proposed U.S. Treasury regulations, rulings and judicial decisions thereunder as of the date hereof. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark-to-market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ordinary share or ADS as part of a straddle, constructive sale, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock; or

•	persons holding ordinary shares or ADSs through partnerships or other entities classified as partnerships for United States federal income tax purposes.

Prospective purchasers are urged to consult their tax advisors about the United States federal, state and local tax consequences to them of the purchase, ownership and disposition of our ordinary shares or ADSs.

The discussion below of the United States federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ordinary shares or ADSs and you are for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation (or other entity classified as a corporation for United States federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) was in existence on August 20, 1996, was treated as a U.S. person under the Code on the previous day and has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are not described as a U.S. Holder, you will be considered a “Non-U.S. Holder.” Non-U.S. Holders should consult the discussion below regarding the United States federal income tax consequences applicable to Non-U.S. Holders.

If a partnership holds ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding ordinary shares or ADSs, you should consult your tax advisor.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be performed in accordance with the terms. If you hold ADSs, you generally will be treated as the owner of the underlying ordinary shares represented by those

ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawals of shares for ADSs will not be subject to United States federal income tax.

U.S. Holders

Taxation of dividends and other distributions on the ordinary shares or ADSs

Subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any distribution (including the amount of any PRC taxes withheld, if any) to you with respect to the ordinary shares or ADSs, other than certain pro rata distributions of our ordinary shares or ADSs, will be includible in your gross income as ordinary dividend income when you, in the case of ordinary shares, or the depositary, in the case of ADSs, receive the distribution, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under United States federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares or ADSs, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may constitute “qualified dividend income” and be taxed at the lower applicable capital gains rate provided that (1) the ADS or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, ADSs are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States because they are listed on the New York Stock Exchange. Moreover, as explained in further detail below, we do not expect to be a PFIC for our current taxable year or the foreseeable future. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for U.S. foreign tax credit limitation purposes. The rules governing foreign tax credits are complex. Investors are urged to consult with their own tax advisors regarding the availability of foreign tax credits under their particular circumstances.

In the event that we are required to withhold PRC income tax on dividends paid to you with respect to our ordinary shares or ADSs under the newly enacted PRC enterprise income tax law, you may be able to claim a reduced rate of PRC withholding tax if you are eligible for benefits under the U.S.-PRC Avoidance of Double Taxation Treaty and if we are deemed to be a resident of China under such U.S.-PRC treaty. You should consult your own tax advisor about your eligibility for reduction of PRC withholding tax. Subject to generally applicable limitations, you may be able to claim a deduction or a foreign tax credit for PRC tax withheld at the appropriate rate. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Taxation of disposition of ordinary shares or ADSs

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, the newly enacted PRC enterprise income tax law may apply to gains on the sale and disposition of our ordinary shares or ADSs. If we are deemed to be a resident of China under the U.S.-PRC Avoidance of Double Taxation Treaty, such gain may be treated as arising from sources within China. You are urged to consult your tax advisors regarding the tax consequences if PRC withholding tax is imposed on the disposition of shares, including the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

We do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year or the foreseeable future. Our actual PFIC status for the current taxable year ending December 31, 2008 will not be determinable until after the close of the current taxable year ending December 31, 2008, and accordingly, there is no guarantee that we will not be a PFIC for 2008 or any future taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

We will be treated as owning our proportionate share of the assets and earnings and our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. If we are a PFIC for any year during which you hold, ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares.

If we are a PFIC for any year in which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations that are not PFICs that are described above in “— Taxation of dividends and other distributions on the ordinary shares or ADSs” would apply to distributions by us in years subsequent to the year in which you made the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including the New York Stock Exchange, or other market, as defined in applicable U.S. Treasury regulations. The ADSs are listed on the New York Stock Exchange, and we expect, although no assurance can be given, that they will be regularly traded on the New York Stock Exchange. You should consult your own tax advisors regarding the U.S. federal income tax consequences that would arise if we are treated as a PFIC while you hold ordinary shares or ADSs.

In addition, notwithstanding any election you make with regard to the ADSs or ordinary shares, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, your ADSs or ordinary shares will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ADSs or ordinary shares, even if we are not currently a PFIC. For purposes of this rule, if you make a mark-to-market election with respect to your ADSs or ordinary shares, you will be treated as having a new holding period in your ADSs or ordinary shares beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

In addition, if we are a PFIC, we do not intend to prepare or provide you with the information necessary to make a “qualified electing fund” election, which, like the mark-to-market election, is a means by which U.S. taxpayers may elect out of the tax treatment that generally applies to PFICs.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

In general, information reporting for United States federal income tax purposes will apply to distributions made on the ordinary shares or ADSs paid within the United States to a non-corporate U.S. Holder and on sales or other dispositions of the ordinary shares or ADSs to or through a United States office of a broker by a non-corporate U.S. Holder. Payments made outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of United States federal income tax at a rate of 28% will apply to distributions made on ordinary shares or ADSs within the United States to a non-corporate U.S. Holder and on sales of ordinary shares or ADSs to or through a United States office of a broker by a non-corporate U.S. Holder who:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that backup withholding will be required, or

•	in certain circumstances, fails to comply with applicable certification requirements.

The amount of any backup withholding collected will be allowed as a credit against United States federal income tax liability provided that appropriate returns are filed.

UNDERWRITING

We are offering the ADSs through the underwriters named below. UBS AG and Goldman Sachs (Asia) L.L.C. are the representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of ADSs listed next to its name in the following table:

Underwriters	Number ofADSs

UBS AG
Goldman Sachs (Asia) L.L.C.

Total

The underwriting agreement provides that the underwriters must buy all of the ADSs if they buy any of them. UBS AG will offer ADSs in the United States through its registered broker-dealer affiliate in the United States, UBS Securities LLC. Goldman Sachs (Asia) L.L.C. will offer ADSs in the United States through its registered broker-dealer affiliate in the United States, Goldman, Sachs & Co. The address of Goldman Sachs (Asia) L.L.C. is 68th Floor, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong.

Our ADSs are offered subject to a number of conditions, including:

•	receipt and acceptance of our ADSs by the underwriters, and

•	the underwriters’ right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Commissions and discounts

ADSs sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus supplement. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to $      per ADS from the public offering price. Any of these securities dealers may resell any ADSs purchased from the underwriters to other brokers or dealers at a discount of up to $      per ADS from the public offering price. If all the ADSs are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Sales of ADSs made outside of the United States may be made by affiliates of the underwriters.

The following table shows the per ADS and total, respectively, underwriting discounts and commissions we will pay to the underwriters:

Underwriting Discounts and Commissions to Be Paid by	Per ADS	Total

LDK Solar Co., Ltd.	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $             .

In compliance with the guidelines of the Financial Industry Regulatory Authority, or FINRA, the maximum commission or discount to be received by any FINRA member or independent broker-dealer may not exceed 8% of the aggregate amount of the ADSs offered pursuant to this prospectus supplement and any accompanying prospectus.

Lock-up agreements

We have agreed that, without the prior written consent of each of UBS AG and Goldman Sachs (Asia) L.L.C., we will not, during the period ending 90 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs, whether any such transaction described above is to be settled by delivery of our ordinary shares or ADSs or such other securities, in cash or otherwise; or

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs.

These restrictions do not apply to:

•	the sale of our ordinary shares in the form of ADSs to the underwriters in this offering; and

•	the issuance by us of ordinary shares upon the exercise of options pursuant to our 2006 stock incentive plan.

Each of our directors and executive officers and LDK New Energy have agreed that, without the prior written consent of each of UBS AG and Goldman Sachs (Asia) L.L.C., they will not, during the period ending 90 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to sell, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs, or any securities convertible into or exercisable or exchangeable for our ordinary shares or ADSs;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ordinary shares or ADSs; or

•	publicly disclose the intention to make any such offer, sale, pledge or disposition, or enter into any such transaction, swap, hedge or other arrangement;

whether any such transaction described above is to be settled by delivery of our ordinary shares or ADSs or such other securities of ours, in cash or otherwise.

These restrictions do not apply to:

•	transactions relating to our ordinary shares, ADSs or other securities acquired in open market transactions after the completion of this offering;

•	with the consent of each of UBS AG and Goldman Sachs (Asia) L.L.C., (such consent not to be unreasonably withheld), the pledge by LDK New Energy of up to an aggregate of 13,000,000 ordinary shares (excluding the 17,000,000 ordinary shares pledged by LDK New Energy under existing loan facilities with financial and banking institutions) for purposes of additional financing for the thin-film solar project described under “Principal Shareholder” in the accompanying prospectus; and

•	the sale by three of our directors and executive officers of up to an aggregate of 450,000 ordinary shares.

Each of our directors and executive officers and LDK New Energy have also agreed that, without the prior written consent of each of UBS AG and Goldman Sachs (Asia) L.L.C., they will not, during the period ending 90 days after the date of this prospectus supplement, make any demand for or exercise any right with respect to the registration of any of our ordinary shares or ADSs or any security convertible into or exercisable or exchangeable for our ordinary shares or ADSs.

In addition, each of our directors and executive officers and LDK New Energy have agreed and consented to the entry of stop transfer instructions with our transfer agent and registrar against the transfer of our ordinary shares or ADSs except in compliance with the foregoing restrictions.

The 90-day lock-up period is subject to adjustment under certain circumstances. If, during the last 17 days of the 90-day lock-up period, we issue an earnings release or material news or a material event relating to us occurs, the lock-up will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Indemnification and contribution

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.

New York Stock Exchange Listing

Our ADSs are listed on the New York Stock Exchange under the symbol “LDK.”

Price stabilization, short positions and penalty bids

In connection with facilitating the offering of the ADSs, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our ADSs, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids; and

•	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our ADSs while this offering is in progress. These transactions may also include making short sales of our ADSs, which involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in this offering.

The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market that could adversely affect investors who purchased ADSs in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Affiliations

The underwriters and their affiliates have provided and may provide certain commercial banking, financial advisory and investment banking services for us for which they receive fees. The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

In addition, Mr. Peng, our founder, chairman, chief executive officer and ultimate controlling shareholder, and his family members may from time to time obtain borrowings to fund investments in alternative energy projects from financial institutions, which may include affiliates of one or more of the underwriters of this offering, which may be secured by pledges of a portion of LDK New Energy’s shares in our company. For more information, see “Principal Shareholder” in the accompanying prospectus.

Selling restrictions

Canada

This prospectus supplement is not, and under no circumstance is to be construed as, an advertisement or a public offering of the ADSs in Canada or any province or territory thereof. Any offer or sale of the ADSs in Canada will be made only pursuant to an exemption from the requirements to file a prospectus with the relevant Canadian securities regulators and only by a dealer properly registered under applicable provincial securities laws or, alternatively, pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

European Economic Area

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive, each a Relevant Member State, with effect from, and including, the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer to the public of our ADSs which are the subject of the offering contemplated by this prospectus supplement may not be made in that Relevant Member State, except that, with effect from, and including, the Relevant Implementation Date, an offer to the public in that Relevant Member State of our ADSs may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets, or, if not so authorized or regulated, whose corporate purpose is solely to invest in our securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive.

provided that no such offer of our ADSs shall result in a requirement for the publication by us or any underwriter or agent of a prospectus pursuant to Article 3 of the Prospectus Directive. As used above, the expression “offered to the public” in relation to any of our ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our ADSs to be offered so as to enable an investor to decide to purchase or subscribe for our ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus supplement.

United Kingdom

This prospectus supplement is only being distributed to and is only directed at (1) persons who are outside the United Kingdom, (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or Order; or (3) high net worth companies, and other persons to who it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, all such person together being referred to as “relevant persons.” The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus supplement or any of its contents.

Hong Kong

Our ADSs may not be offered or sold in Hong Kong, by means of this prospectus supplement or any document other than to persons whose ordinary business is to buy or sell shares, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our ADSs may be issued or may be in the possession of any person other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) where the transfer is by operation of law.

Japan

Our ADSs have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and our ADSs will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Australia

This prospectus supplement is not a formal disclosure document and has not been lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia) in relation to the ADSs.

The ADSs are not being offered in Australia to “retail clients” as defined in section 761G of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” as defined in section 761G of the Corporations Act 2001 (Australia) and as such no product disclosure statement in relation to the ADSs has been prepared.

This prospectus supplement does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our ADSs, you represent and warrant to us that you are a wholesale client. If any recipient is not a wholesale client, no applications for our ADSs will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our ADSs you undertake to us that, for a period of 12 months from the date of issue of the ADSs, you will not transfer any interest in the ADSs to any person in Australia other than a wholesale client.

New Zealand

At the time any ADS is issued, each underwriter may not offer for subscription any ADS or distribute any advertisement in relation to any ADS to the public in New Zealand and may not acquire any ADS with a view to selling it to the public in New Zealand, nor may it sell or offer for sale any ADS to the public in New Zealand within six months after the issue of such ADS (all such conduct to be interpreted in accordance with the Securities Act 1978), and may therefore enter into such conduct only with:

•	persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money, and

•	any other person who in all the circumstances can properly be regarded as having been selected otherwise than as a member of the public in New Zealand within the meaning of the Securities Act 1978.

Italy

The offering of the ADSs has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, or the CONSOB) pursuant to Italian securities legislation and, accordingly, our ADSs may not and will not be offered, sold or delivered, nor may or will copies of this prospectus supplement or any other documents relating to our ADSs or the offer be distributed in Italy other than to professional investors (operatori qualificati), as defined in Article 31, paragraph 2 of CONSOB Regulation No. 11522 of July 1, 1998, as amended, or Regulation No. 11522, or in other circumstances where an exemption from the rules governing solicitations to the public at large applies in accordance with Article 100 of Legislative Decree No. 58 of February 24, 1998, as amended, or the Italian Financial Law, and Article 33 of CONSOB Regulation No. 11971 of May 14, 1999, as amended. Any offer, sale or delivery of our ADSs or distribution of copies of this prospectus supplement or any other document relating to our ADSs or the offer in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Legislative Decree No. 385 of September 1, 1993, as amended, or the Italian Banking Law, the Italian Financial Law, Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy. Any investor purchasing our ADSs in the offer is solely responsible for ensuring that any offer or resale of ADSs it purchased in the offer occurs in compliance with applicable laws and regulations. This prospectus supplement and the information contained herein are intended only for the use of its recipient and are not to be distributed to any third party resident or located in Italy for any reason. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

People’s Republic of China

This prospectus supplement has not been and will not be circulated or distributed in the People’s Republic of China, or PRC. Any of the ADSs has been offered or sold, and will not be offered or sold, directly or indirectly, to any person for re-offering or resale to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purposes of this paragraph, PRC does not include Hong Kong, Macau and Taiwan.

Cayman Islands

This prospectus supplement does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters may not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

LEGAL MATTERS

The validity of the ADSs and certain other legal matters with respect to U.S. federal and New York law will be passed upon for us by Sidley Austin LLP. Certain legal matters with respect to U.S. federal and New York law in connection with this offering will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Conyers Dill & Pearman, our counsel as to Cayman Islands law. Legal matters as to PRC law will be passed upon for us by Grandall Legal Group and for the underwriters by King & Wood. Sidley Austin LLP may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands law and upon Grandall Legal Group with respect to matters governed by PRC law.

PROSPECTUS

LDK Solar Co., Ltd.

Ordinary Shares
Debt Securities

We may offer and sell the securities in any combination from time to time in one or more offerings, at prices and on terms described in one or more supplements to this prospectus. The debt securities may be convertible into or exercisable or exchangeable for our ordinary shares represented by American depositary shares, or ADSs, or our other securities. Our ADSs are listed on the New York Stock Exchange under the symbol “LDK.” Each ADS represents one ordinary share, par value $0.10 each. In addition, this prospectus may be used to offer securities for the account of persons other than us.

This prospectus provides you with a general description of the securities that may be offered. Each time we or any selling security holder sell securities, we will provide a supplement to this prospectus that contains specific information about the offering and the terms of the securities. The supplement may also add, update or change information contained in this prospectus. We may also authorize one or more free writing prospectuses to be provided in connection with a specific offering. You should carefully read this prospectus, the applicable prospectus supplement and any related free writing prospectuses, as well as any documents incorporated by reference in this prospectus and the applicable prospectus supplement, before you invest in any of our securities.

Investing in our securities involves risks. You should read the “Risk Factors” section contained in the applicable prospectus supplement, any related free writing prospectus and the documents we incorporate by reference before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

We or any selling security holder may sell the securities described in this prospectus and any prospectus supplement to or through one or more underwriters, dealers and agents, or directly to purchasers, or through a combination of these methods, on a continuous or delayed basis. See “Plan of Distribution.” If any underwriters, dealers or agents are involved in the sale of any of the securities, their names, and any applicable purchase price, fee, commission or discount arrangements between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement.

The date of this prospectus is September 19, 2008.

You should read this prospectus and any prospectus supplement together with the additional information described in the section entitled “Where You Can Find Additional Information About Us” and “Incorporation of Certain Documents by Reference.”

In this prospectus, unless otherwise indicated or unless the context otherwise requires,

•	“we,” “us,” “our,” and “our company” refer to LDK Solar Co., Ltd. and its subsidiaries;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•	“Rmb” or “Renminbi” refers to the legal currency of China;

•	“$” or “dollars” refers to the legal currency of the United States; and

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.10 each.

This prospectus is part of a registration statement on Form F-3 that we filed with the Securities and Exchange Commission, or SEC, utilizing an automatic shelf registration process as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended, or the Securities Act. By using a shelf registration statement, we or any selling security holder may sell any of our securities from time to time and in one or more offerings. Each time we or any selling security holder sell securities, we may provide a supplement to this prospectus that contains specific information about the securities being offered and the specific terms of that offering. The supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the prospectus supplement. Before you invest in any securities, you should carefully read both this prospectus and any supplement, together with the additional information described in the sections entitled “Where You Can Find More Information About Us” and “Incorporation of Documents by Reference.”

You should rely only on the information contained or incorporated by reference in this prospectus, in any applicable prospectus supplement or any related free writing prospectus that we may authorize to be delivered to you. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, the applicable supplement to this prospectus or in any related free writing prospectus is accurate as of its respective date, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents should not create any implication that there has been no change in our affairs since such date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below:

•	Our annual report on Form 20-F for the fiscal year ended December 31, 2007 filed with the SEC on April 7, 2008; and

•	All our future annual reports on Form 20-F, and any report on Form 6-K that we indicate is incorporated by reference into this prospectus, until all of the securities offered by this prospectus are sold.

We will provide to you, upon your written or oral request, without charge, a copy of any or all of the documents we referred to above which we have incorporated in this prospectus by reference, except for exhibits to such documents unless the exhibits are specifically incorporated by reference into the documents. You should direct your requests to LDK Solar Co., Ltd., High-Tech Industrial Park, Xinyu City, Jiangxi Province 338032, People’s Republic of China, Attn: Company Secretary, Tel. No. +(86) 790 686-0171.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement and the information incorporated by reference may contain forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. In some cases, you can identify these forward-looking statements by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” “would,” or similar expressions, including their negatives. We do not guarantee that the transactions and events described in this prospectus or in any prospectus supplement will happen as described or that they will happen at all. You should read this prospectus and any accompanying prospectus supplement completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this prospectus and any accompanying prospectus supplement relate only to events as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation will change in the future.

Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties, many of which are beyond our control, and reflect future business decisions that are subject to change.

Some of the assumptions, future results and levels of performance expressed or implied in the forward-looking statements we make inevitably will not materialize, and unanticipated events may occur which will affect our results. The “Risk Factors” section of this prospectus directs you to a description of the principal contingencies and uncertainties to which we believe we are subject.

This prospectus also contains or incorporates by reference data related to the general solar wafer industry and the solar power markets in several countries, including China. This industry and market data, including those from independent third-party sources, includes projections that are based on a number of assumptions. The general solar wafer industry and solar power market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may materially and adversely affect our business and the market price of our securities. In addition, the rapidly changing nature of the solar power market and related regulatory regimes subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the industry and market data proves to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

RISK FACTORS

You should read the risks and uncertainties set forth in the section entitled “Risk Factors” in our most recently filed annual report on Form 20-F, which is incorporated by reference in this prospectus, and the “Risk Factors” section in any relevant prospectus supplement, before investing in any securities that may be offered pursuant to this prospectus.

OUR COMPANY

You should read the information in this section together with the section entitled “Information on the Company” in our annual report on Form 20-F for the fiscal year ended December 31, 2007 filed with the SEC on April 7, 2008, which is incorporated by reference to this prospectus.

Overview

We are a leading manufacturer of multicrystalline solar wafers. Solar wafers are the principal raw material used to produce solar cells, which are devices capable of converting sunlight into electricity. We sell multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. We produce and sell multicrystalline solar wafers between 180 and 220 microns in thickness. In addition, we provide wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers.

We manufacture multicrystalline ingots from polysilicon feedstock in our directional solidification system furnaces, or DSS furnaces, as an interim step in producing wafers. In addition to using solar-grade virgin polysilicon, we also use other polysilicon materials from various sources in our ingot manufacturing process. We have developed proprietary production processes for the use of polysilicon scraps and recyclable polysilicon in manufacturing our ingots while maintaining our product quality and performance. We use substantially all of our ingots for production of our own wafers. In addition, we also sell polysilicon materials, which include ingots and polysilicon scraps.

As of June 30, 2008, we had an annual multicrystalline wafer production capacity of approximately 880 megawatts, or MW. We have entered into contracts to purchase additional equipment that is expected to be sufficient for our planned expansion of multicrystalline wafer production to approximately 1,100 MW by the end of 2008 and approximately 2,000 MW by the end of 2009. We also plan to commence commercial production of monocrystalline wafers in the fourth quarter of 2008. We expect to reach approximately 100 MW in annualized monocrystalline wafer capacity by the end of 2008 and 200 MW by the end of 2009.

Despite the current industry-wide shortage of polysilicon, we have inventory and commitments from suppliers that we believe will satisfy substantially all of our estimated requirements through 2008. Some of our polysilicon supply agreements are subject to fluctuating market prices or price negotiations with our suppliers. Our polysilicon feedstock consists of polysilicon scraps, recyclable polysilicon and virgin polysilicon. We have purchased polysilicon scraps and recyclable polysilicon from semiconductor materials trading companies, including Komex Inc., or Komex, Petro International Corp., or Petro International, Sunbridge Co., Ltd., or Sunbridge, and Targray Technology International Inc., or Targray. We have also purchased virgin polysilicon from virgin polysilicon manufacturers. In addition, some of our customers, including affiliates of BP plc, or BP Solar, Canadian Solar Inc., or CSI, General Electric International Inc., or GE Energy, and Q-Cells AG, or Q-Cells, have supplied us with polysilicon feedstock. We also source polysilicon feedstock from the spot market from time to time depending on the price and our requirements.

In August 2007, we commenced the construction of our polysilicon production plant located near our current solar wafer manufacturing facilities in Xinyu city of Jiangxi province. Our polysilicon production plant consists of two factories under construction, one with an expected annual installed polysilicon production capacity of 15,000 metric tons and the other with an expected annual installed polysilicon production capacity of 1,000 metric tons. Polysilicon produced at our plant will be used primarily for the manufacture of our solar wafers. We currently expect to achieve an aggregate installed annual production capacity of approximately 7,000 metric tons of polysilicon by the end of 2008 and approximately 16,000 metric tons by the end of 2009.

Our principal customers have included Q-Cells, Solarfun Power Holdings Co., Ltd., or Solarfun, CSI, Neo Solar, Gintech Energy Corporation, or Gintech, in terms of net sales for the six months ended June 30, 2008. Historically, based on the immediate destination of our goods shipped, the majority of our sales had been in China. However, our net sales to China as a percentage of our total net sales decreased in the past two years, with the remainder made in Asia Pacific ex-China, Europe and North America. We intend to continue to enhance and broaden our revenue and customer base to target other leading global photovoltaic cell and module manufacturers.

Our increasing scale of operation and cost reduction program have generally reduced our unit manufacturing cost since our inception. We are, however, subject to fluctuations in market prices of polysilicon feedstock and other raw materials used in our production. We have a dedicated research and development team, whose primary objectives are to enhance our product quality and achieve a more efficient manufacturing process by improving production yield and lowering production costs.

We were incorporated in the Cayman Islands on May 1, 2006. Our principal operating subsidiaries include Jiangxi LDK Solar Hi-Tech Co., Ltd., or Jiangxi LDK Solar, Jiangxi LDK PV Silicon Technology Co., Ltd., or Jiangxi LDK PV Silicon, and Jiangxi LDK Solar Polysilicon Co., Ltd., or Jiangxi LDK Solar Polysilicon, which were established in China in July 2005, July 2007 and October 2007, respectively. Since we made our first commercial sale of multicrystalline wafers in April 2006, we have experienced significant growth. Our net sales increased from $172.5 million for the six months ended June 30, 2007 to $675.1 million for the six months ended June 30, 2008 and our net income increased from $53.3 million to $199.4 million for the same respective periods.

Wafer Production

As of June 30, 2008, we had the following equipment in operation for our multicrystalline wafer production:

•	206 DSS furnaces used for ingot production;

•	49 squarers used to cut ingots into blocks;

•	145 wire saws used to slice blocks into wafers; and

•	Other supplemental or ancillary facilities.

Our annual multicrystalline wafer production capacity as of June 30, 2008 was approximately 880 MW. As of June 30, 2008, we had commitments from our equipment suppliers for the delivery or installation of an additional 793 DSS furnaces, 87 squarers and 250 wire saws, which can support our planned annual multicrystalline wafer manufacturing capacity of approximately 1,100 MW by the end of 2008 and approximately 2,000 MW by the end of 2009. In August 2008, our wafer plant reached the milestone of 1,000 MW annualized manufacturing capacity.

We plan to commence commercial production of monocrystalline wafers in the fourth quarter of 2008. As of June 30, 2008, we had commitments from local equipment suppliers including JYT Corporation for the delivery or installation of 320 pullers for monocrystalline wafer production. We expect to reach approximately 100 MW in annualized monocrystalline wafer capacity by the end of 2008 and 200 MW by the end of 2009.

Polysilicon Production

In August 2007, we commenced the construction of our polysilicon production plant located near our current solar wafer manufacturing facilities in Xinyu city of Jiangxi province. Our polysilicon production plant consists of two factories under construction, one with an expected annual installed polysilicon production capacity of 15,000 metric tons and the other with an expected annual installed polysilicon production capacity of 1,000 metric tons. The 1,000-metric-ton factory is expected to complete equipment installation and become operational by the end of 2008. We expect to achieve closed-loop operation at the 1,000-metric-ton factory in the first half of 2009. With respect to the 15,000-metric-ton factory, we expect to complete equipment installation for annualized manufacturing capacity of 6,000 metric tons by the end of 2008, of which the equipment with 5,000-metric-ton annualized manufacturing capacity will become opertional in the first half of 2009. Our 15,000-metric-ton factory is designed for closed-loop operation and we expect to achieve closed-loop operation when we commence commercial production. In addition, we are building TCS and HCl production facilities on the site of the 15,000-metric-ton factory, which are designed to meet the top-up requirement in our closed-loop polysilicon production process. We expect to commence TCS and HCl production on the same schedule as we commence polysilicon production. We expect to produce 100 to 350 metric tons of polysilicon by the end of 2008. Polysilicon produced at our plant will be used primarily for the manufacture of our solar wafers.

Customers, Sales and Marketing

Our principal customers have included Q-Cells, Solarfun, CSI, Neo Solar and Gintech in terms of net sales for the six months ended June 30, 2008. North America as a percentage of our net sales during the six months ended June 30, 2008 decreased to 3.4% as compared to 12.7% during the six months ended June 30, 2007. For a description of our net sales generated from the geographic regions of our customers, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the First Half of 2008—Results of Operations—Six months ended June 30, 2008 compared with six months ended June 30, 2007—Net sales.” We intend to continue to enhance and broaden our revenue and customer base to target other leading global photovoltaic cell and module manufacturers.

Our recent agreements with our principal customers include:

•	In January 2008, we entered into a five-year contract to supply wafers to Qimonda AG based in Germany. Under the contract, we will deliver approximately 540 MW of multicrystalline wafers at fixed prices from 2009 to 2013;

•	In June 2008, we entered into two 10-year contracts to supply wafers to CSI. Under these contracts, we will deliver a total of approximately 800 MW of multicrystalline wafers to two subsidiaries of CSI at fixed prices from July 2009 to December 2018;

•	In July 2008, we entered into a 10-year contract to supply wafers to Photovoltech based in Belgium. Under the contract, we will deliver approximately 400 MW of multicrystalline wafers to Photovoltech at fixed prices from 2009 to 2018. In addition, at Photovoltech’s option, we will supply up to an additional 290 MW of multicrystalline wafers to Photovoltech at the same fixed prices during the period from 2013 to 2018;

•	In August 2008, we entered into a five-year contract to supply wafers to XL Telecom & Energy Limited based in India. Under the contract, we will delivery approximately 300 MW of multicrystalline wafers at fixed prices from 2009 to 2013;

•	In August 2008, we entered into a seven-year contract to supply wafers to Hyundai Heavy Industries Co., Ltd. based in Korea. Under the contract, we will supply approximately 440 MW of multicrystalline wafers from 2009 to 2015. The prices for wafers to be delivered during 2009 through 2010 are fixed, and the prices for 2011 to 2015 are subject to negotiation;

•	In August 2008, we entered into a five-year contract to supply wafers to Solartech Energy Corp. based in Taiwan. Under the contract, we will deliver approximately 550 MW of multicrystalline wafers at fixed prices from 2009 to 2013;

•	In September 2008, we entered into a eight-year contract with Sumitomo Corporation to supply multicrystalline wafers, ingot or polysilicon to a leading manufacturer of solar cells and modules in Japan. Under the contract, we will deliver an aggregate of approximately 750 MW of multicrystalline wafers, ingot or polysilicon from April 2009 to December 2016. Our customer shall notify us three months in advance of the mix of wafers, ingot and polysilicon to be delivered, provided that at least 50% of the delivery each month shall be wafers and no more than 20% shall be polysilicon. The prices for 2009 through 2013 are fixed, while the prices for 2014 through 2016 can be increased or decreased by up to 30% of the fixed prices based on market conditions at that time; and

•	In September 2008, we entered into an 11-year processing service agreement with Q-Cells to process upgraded metallurgical grade, or UMG, solar-grade silicon into wafers. Pursuant to the agreement, we will process a minimum of 20,050 metric tons of UMG solar-grade silicon from September 2008 to December 2018. Q-Cells has an option under the agreement for us to process an additional 21,050 metric tons of UMG solar-grade silicon during the term of this agreement. Under this agreement, Q-Cells will pay us a processing fee that is subject to further negotiation between the parties. In addition, concurrent with this agreement, we and Q-Cells entered into a memorandum of understanding, pursuant to which we have agreed to supply Q-Cells with additional multicrystalline solar wafers in quantities equivalent to the wafers delivered by us under the 11-year processing service agreement during the period from 2009 to 2018. The memorandum of understanding for the additional supply of wafers and the terms, including prices, are subject to further negotiation between the parties and entering into definitive agreements.

Our customers generally make an advance payment representing a portion of the contract value to us.

Equipment Suppliers

In connection with our wafer production expansion, we have recently entered into equipment purchase contracts with JYT Corporation based in China. In May 2008, we entered into a contract to purchase an aggregate of 80 pullers for monocrystalline ingot production. In July 2008, we entered into another contract with JYT Corporation to purchase 580 DSS furnaces for multicrystalline ingot production with ingot loading capacity of up to 800 kilograms. The furnaces will be delivered over a period from 2008 to 2010. Under the contracts, we are required to pay a portion of the contract value as a prepayment and make installment payments in accordance with a payment schedule. In addition, JYT Corporation has agreed not to sell any multicrystalline furnace to any other party during our contractual term.

In May 2008, we entered into two contracts to purchase an aggregate of 155 wire saws, 46 multicrystalline squarers and 13 monocrystalline squarers from Applied Materials based in Switzerland. The wire saws and squarers will be delivered over a period from 2009 to 2010. Under these contracts, we are required to pay a portion of the contract value as a prepayment and make installment payments in accordance with a payment schedule.

We expect the additional contracted equipment will be sufficient to accommodate our planned increase in wafer production capacity to approximately 1,200 MW by the end of 2008 and approximately 2,200 MW by the end of 2009.

In addition, in connection with our polysilicon production plant construction, in September 2008 we entered into a contract to purchase 10 polysilicon reactors and 2 converters from GT Solar with a total contract price of $31.7 million. The reactors and converters are to be delivered in 2009.

Property

In July 2008, we acquired additional land use rights for a total area of 668,158.7 square meters located in Xinyu city.

Legal Proceedings

In October 2007, our former finance controller, Charley Situ, alleged that we incorrectly reported our inventories of silicon feedstock. As a result of Mr. Situ’s allegations, several securities class action lawsuits were filed against us and several of our current officers and directors during October 2007 in the U.S. District Courts in the Northern District of California and the Southern District of New York. Those actions have been consolidated into a single action, pending in the Northern District of California, entitled In re LDK Solar Sec. Litig., Case No. C 07-05182 WHA. The complaints seek relief on behalf of a putative class of persons who purchased or sold our securities from June 1, 2007 to October 7, 2007 and allege that we overstated our inventory and miscalculated the average price per ton of our feedstock. We believe the allegations in the securities lawsuits are without merit and filed motions to dismiss the complaints in April 2008. On May 29, 2008, the United States District Court Northern District of California denied our motions to dismiss. We filed a motion for reconsideration on June 13, 2008 but the motion was denied again by the court on July 14, 2008. We filed an additional motion to dismiss counts against certain of the individual defendants on July 21, 2008. On August 21, 2008, the plaintiffs conceded to the dismissal of all claims against Jiangxi LDK Solar and certain claims against two individual directors. We plan to continue to vigorously defend these lawsuits. It is not possible for our management to reasonably estimate the amount of loss, if any, we would incur in the event of an unfavorable outcome.

In addition, we and several of our officers and directors are defendants in another lawsuit, pending in California Superior Court, Santa Clara County, entitled Sean Coonerty v. Xiaofeng Peng, et al., Case No. 108CV103758. This derivative lawsuit alleges claims of breach of fiduciary duty and unjust enrichment based on the same allegations contained in the securities lawsuit, repeating Mr. Situ’s allegations that the feedstock inventory was overstated, and seeks damages in an unspecified amount on behalf of our company. We have not responded to the lawsuit, which has been stayed pending the outcome of the motion to dismiss in the federal securities lawsuit.

We are not involved in any other litigation or legal or administrative proceedings that would have a material adverse effect on our business operations.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated statement of operations data and statement of cash flows data for the period from July 5, 2005, the date of our inception, to December 31, 2005 and for the years ended December 31, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006 and 2007 have been derived from our audited consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended December 31, 2007. The selected consolidated statement of operations data and statement of cash flows data for the six months ended June 30, 2007 and 2008 and the selected consolidated balance sheet data as of June 30, 2008 have been derived from our unaudited condensed consolidated interim financial statements included in this prospectus beginning on page F-1. The selected consolidated balance sheet data as of December 31, 2005 has been derived from our audited consolidated financial statements not included in this prospectus. You should read the following selected consolidated financial and operating data in conjunction with the consolidated financial statements and the related notes incorporated by reference, our unaudited condensed consolidated interim financial statements beginning on page F-1 included herein and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Form 20-F and “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the First Half of 2008” included elsewhere in this prospectus. We have prepared our consolidated financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period.

We were incorporated in the Cayman Islands on May 1, 2006 as the holding company for, and currently conduct our operations through subsidiaries in China, including Jiangxi LDK Solar, which became our wholly owned subsidiary on July 10, 2006 when we acquired all of its equity interests. As the acquisition of Jiangxi LDK Solar was made between entities under common control, the transaction has been accounted for in a manner similar to the pooling-of-interest method. Accordingly, the assets and liabilities of Jiangxi LDK Solar have been included in our consolidated financial statements at their historical amounts. The consolidated financial statements present our financial condition and results of operations as if the acquisition had occurred as of the beginning of the earliest period presented.

	Period from
	July 5 to			Six Months Ended
	December 31,	Year Ended December 31,		June 30,
	2005	2006	2007	2007	2008
	(in thousands, except
	per share and per ADS data)

Consolidated Statement of Operations Data
Net sales	$—	$105,454	$523,946	$172,453	$675,064
Gross profit(1)	—	41,492	170,237	63,280	176,861
(Loss) income from operations(2)	(143)	37,145	146,802	56,939	152,832
Interest expenses and amortization of discount on exchangeable notes and issuance costs of convertible senior notes	(102)	(7,133)	(9,419)	(3,709)	(15,451)
Change in fair value of prepaid forward contracts	—	—	—	—	60,028
Income tax benefit (expense)(3)	35	113	758	—	(21,833)
Net (loss) income(3)	$(274)	$30,182	$144,059	$53,279	$199,360
Accretion of Series A, Series B and Series C preferred shares to redemption values	—	(2,729)	(4,937)	(4,937)	—
Deemed dividend to Series A preferred shareholders	—	(1,568)	—	—	—
Net (loss) income available to ordinary shareholders(3)	$(274)	$25,885	$139,122	$48,342	$199,360
(Loss) earnings per ordinary share(3)
Basic	$(0.01)	$0.35	$1.50	$0.61	$1.88
Diluted	$(0.01)	$0.35	$1.37	$0.55	$1.76

	Period from
	July 5 to			Six Months Ended
	December 31,	Year Ended December 31,		June 30,
	2005	2006	2007	2007	2008
	(in thousands, except
	per share and per ADS data)

(Loss) earnings per ADS
Basic	$(0.01)	$0.35	$1.50	$0.61	$1.88
Diluted	$(0.01)	$0.35	$1.37	$0.55	$1.76
Ordinary shares used in computation
Basic	75,000	75,000	92,674	79,468	105,847
Diluted	75,000	75,000	104,859	97,698	115,234

(1)	Gross profit for the years ended December 31, 2006 and 2007 and the six months ended June 30, 2007 and 2008 reflected $174,000, $1,772,000, $418,000 and $1,834,000 of share-based compensation expense allocated to cost of goods sold, respectively.

(2)	Income from operations for the years ended December 31, 2006 and 2007 and the six months ended June 30, 2007 and 2008 reflected $2,028,000, $9,390,000, $3,297,000 and $7,911,000 of share-based compensation expense, respectively.

(3)	Our PRC subsidiary, Jiangxi LDK Solar, is entitled to exemption from PRC enterprise income tax for two years beginning from calendar year 2006 and 50% tax reduction for three years beginning from calendar year 2008. Without this tax holiday, our income tax expense would have increased and our net income and net income available to ordinary shareholders would have been reduced by approximately $12,387,000, $53,316,000, $18,410,000 and $23,010,000 for the years ended December 31, 2006 and 2007 and the six months ended June 30, 2007 and 2008, respectively. Our basic earnings per ordinary share would have been reduced by $0.17, $0.58, $0.23 and $0.22 for the years ended December 31, 2006 and 2007 and the six months ended June 30, 2007 and 2008, respectively, and our diluted earnings per ordinary share would have been reduced by $0.17, $0.51, $0.19 and $0.20 for the years ended December 31, 2006 and 2007 and the six months ended June 30, 2007 and 2008, respectively.

The following table presents our selected consolidated balance sheet data as of the dates specified.

	As of December 31,			As of June 30,
	2005	2006	2007	2008
	(in thousands)

Consolidated Balance Sheet Data
Cash and cash equivalents	$9,687	$30,227	$83,470	$83,742
Inventories	—	94,886	349,997	656,202
Prepayments to suppliers	—	37,718	138,193	253,806
Total current assets	20,815	172,746	741,748	1,340,785
Property, plant and equipment, net	10,491	100,875	336,763	705,784
Deposit for property, plant and equipments	306	11,090	151,233	222,400
Total assets	31,647	292,719	1,309,986	2,427,851
Short-term bank borrowings	—	56,765	264,101	375,634
Advance payments from customers — current	3,717	40,002	141,223	242,962
Total current liabilities	20,348	117,486	522,014	864,099
Convertible senior notes	—	—	—	400,000
Advance payments from customers — non-current	—	—	67,554	364,706
Total liabilities	20,348	147,733	616,915	1,730,215
Series A, Series B and Series C preferred shares	—	87,744	—	—
Total shareholders’ equity	$11,299	$57,242	$693,071	$697,636

The following table sets forth our selected consolidated statement of cash flows data for the periods specified:

				Six Months
				Ended
	Period from July 5	Year Ended December 31,		June 30,
	to December 31, 2005	2006	2007	2007	2008
	(in thousands)

Consolidated Statement of Cash Flows Data
Net cash provided by (used in) operating activities	$2,511	$(57,067)	$(80,663)	$(81,631)	$116,404
Net cash used in investing activities	(20,940)	(79,564)	(328,623)	(79,895)	(451,567)
Net cash provided by financing activities	$28,077	$154,891	$462,324	$381,487	$332,021

The following table sets forth certain other financial and operating data of our company for the periods specified.

			Six Months
			Ended
	Year Ended December 31,		June 30,
	2006	2007	2007	2008

Other financial and Operating Data
Gross margin(1)	39.3%	32.5%	36.7%	26.2%
Operating margin(2)	35.2	28.0	33.0	22.6
Net margin(3)	28.6%	27.5%	30.9%	29.5%

Net sales of wafers (in thousands)	$102,452	$501,733	$159,521	$613,495
Wafers sold (in MW)	45.2	223.8	71.8	260.3
Average wafer selling price (per watt)	$2.27	$2.24	$2.22	$2.36

(1)	Gross margin represents gross profit as a percentage of net sales.

(2)	Operating margin represents income from operations as a percentage of net sales.

(3)	Net margin represents net income as a percentage of net sales.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS FOR THE FIRST HALF OF 2008

You should read the following discussion and analysis of our financial condition and results of operations for the six months ended June 30, 2008 in conjunction with the section entitled “Selected Consolidated Financial and Operating Data” in this prospectus, our audited consolidated financial statements and the section entitled “Operating and Financial Review and Prospects” incorporated by reference from our most recently filed annual report on Form 20-F and our unaudited condensed consolidated interim financial statements for the six months ended June 30, 2008 included herein. The following discussion and analysis contain forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” incorporated by reference or contained in the relevant prospectus supplement.

Critical Accounting Policies

Prepaid forward contract

In connection with and to facilitate the offering of convertible senior notes in April 2008, we entered into prepaid forward contracts on April 9, 2008 with certain counterparties. The prepaid forward contracts relate to a number of our ADSs equal to $199,437,000, divided by the closing price of our ADSs on April 9, 2008. The counterparties may deliver the shares pursuant to the prepaid forward contracts at their discretion, in full or in part, at any time prior to May 30, 2013. The prepaid forward contracts would be cash-settled until we have satisfied certain conditions, after which the prepaid forward contracts will be physically share-settled only. We satisfied all those conditions on June 17, 2008. The prepaid forward contracts were initially recognized as assets and measured at fair value as the contracts would be cash-settled at the issuance date. When the physically share-settled conditions were met on June 17, 2008, the fair value of prepaid forward contracts as at that date were reclassified as a reduction of additional paid-in capital in equity. The change in fair value of the prepaid forward contracts of $60.0 million, from the issuance date to June 17, 2008, was reported in the unaudited condensed consolidated statement of operations for the six-month period ended June 30, 2008. We will not recognize changes in fair value of the prepaid forward contracts after June 17, 2008.

In determining the fair value of the prepaid forward contracts on the date when the conditions for physical settlement in shares were met, we considered the framework for measuring fair value as prescribed in SFAS No. 157, “Fair Value Measurements.” We engaged an independent consulting firm to assist us in performing appraisals of the fair value of the prepaid forward contracts. In our assessment of the fair value of the prepaid forward contracts, we considered the discounted-present-value method and cost-to-carry method and cross-checked the result by using arbitrage theory, both of which led to the conclusion that the fair value of the prepaid forward contracts was equal to the spot price of the underlying securities as of the valuation date.

Recently Issued Accounting Standard

In May 2008, the Financial Accounting Standards Board, or FASB, issued FASB Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments that May be Settled in Cash Upon Conversion,” or FSP APB 14-1. FSP APB 14-1 requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer’s nonconvertible debt borrowing rate. The resulting debt discount is amortized over the period the convertible debt is expected to be outstanding as additional non-cash interest expense. FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Retrospective application to all periods presented is required except for instruments that were not outstanding during any of the periods that will be presented in the annual financial statements for the period of adoption but were outstanding during an earlier period. FSP APB 14-1 will change the accounting treatment for our convertible senior notes issued in April 2008. The impact of this new accounting treatment may be significant and likely will result in an increase to non-cash interest expense beginning from January 1, 2009 for annual and interim consolidated financial statements covering past and future periods.

Convertible Senior Notes

On April 15, 2008, we sold an aggregate principal amount of $400,000,000 of 4.75% convertible senior notes due 2013, which are convertible into our ADSs based on an initial conversion rate of 25.4534 ADSs per $1,000 principal amount of convertible senior notes, subject to adjustments and limitations. Upon conversion, in lieu of deliver of ADSs, we may elect to deliver cash or a combination of cash and ADSs.

We have determined that the conversion feature embedded in the convertible senior notes is not required to be bifurcated and accounted for as a derivative pursuant to SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, since the embedded conversion feature is indexed to our own stock and would be classified in shareholders’ equity if it was a free-standing instrument. No portion of the proceeds from the issuance was accounted for as attributable to the conversion feature. Other embedded features are not required to be bifurcated as the economic characteristics and risks of these embedded features are clearly and closely related to that of the host contract. Further, since the initial conversion price of the convertible senior notes exceeded the market price of our ordinary shares on the date of issuance of convertible senior notes, no beneficial conversion features require allocation of proceeds from the convertible senior notes.

Costs incurred by us that were directly attributable to the issuance of convertible senior notes, were deferred and are being charged to the unaudited condensed consolidated statement of operations using the effective interest rate method over the term of the notes.

Results of Operations

Six months ended June 30, 2008 compared with six months ended June 30. 2007

	Six Months Ended June 30,
	2007		2008
	(in thousands)	(% of Net Sales)	(in thousands)	(% of Net Sales)

Net sales	$172,453	100.0%	$675,064	100.0%
Cost of goods sold	(109,173)	(63.3)	(498,203)	(73.8)

Gross profit	63,280	36.7	176,861	26.2
Selling expenses	(315)	(0.2)	(1,080)	(0.2)
General and administrative expenses	(5,398)	(3.1)	(22,141)	(3.3)
Research and development expenses	(628)	(0.4)	(808)	(0.1)

Total operating expenses	(6,341)	(3.7)	(24,029)	(3.6)

Income from operations	56,939	33.0	152,832	22.6
Other income/(expenses):
Interest income	296	0.2	3,024	0.4
Interest expense and amortization of issuance costs of convertible senior notes	(3,709)	(2.2)	(15,451)	(2.3)
Decrease in fair value of warrants	2	—	—	—
Foreign currency exchange (loss)/gain, net	(1,092)	(0.6)	11,162	1.7
Government subsidies	843	0.5	8,868	1.3
Change in fair value of prepaid forward contracts	—	—	60,028	8.9
Others, net	—	—	730	0.1

Earnings before income tax	53,279	30.9	221,193	32.7
Income tax expense	—	—	(21,833)	(3.2)

Net income	53,279	30.9	199,360	29.5

	Six Months Ended June 30,
	2007		2008
	(in thousands)	(% of Net Sales)	(in thousands)	(% of Net Sales)

Accretion of Series A preferred shares to redemption value	(860)	(0.5)	—	—
Accretion of Series B preferred shares to redemption value	(2,726)	(1.6)	—	—
Accretion of Series C preferred shares to redemption value	(1,351)	(0.8)	—	—

Net income available to ordinary shareholders	$48,342	28.0%	$199,360	29.5%

Net sales.  For the six months ended June 30, 2008, our net sales were approximately $675.1 million, representing an increase of $502.6 million from our net sales of $172.5 million for the six months ended June 30, 2007. This increase was primarily due to our increased sales volume of 156 x 156 mm wafers. We sold 260.3 MW of wafers during the six months ended June 30, 2008 and 71.8 MW of wafers during the six months ended June 30, 2007. To meet growing demand for our products, we have been increasing our production capacity. We had 206 DSS furnaces and 145 wire saws in operation as of June 30, 2008 compared with 134 DSS furnaces and 96 wire saws in operation as of December 31, 2007. During the six months ended June 30, 2007 and 2008, our net sales based on different products were as follows:

	Six Months Ended June 30,
	2007		2008
Product	Net Sales	% of Total	Net Sales	% of Total
	(in thousands)		(in thousands)

156 x 156 mm wafers	$103,649	60.1%	$545,283	80.8%
125 x 125 mm wafers	55,872	32.4	61,089	9.0
150 x 150 mm wafers	—	—	7,123	1.1
Processing of wafers on behalf of others	9,875	5.7	31,692	4.7
Silicon materials	3,057	1.8	29,877	4.4

Total net sales	$172,453	100.0%	$675,064	100.0%

Our net sales of 156 x 156 mm wafers increased from $103.6 million, or 60.1% of our total net sales, for the six months ended June 30, 2007, to $545.3 million, or 80.8% of our total net sales, for the six months ended June 30, 2008. This increase was primarily due to our customers’ growing demand for 156 x 156 mm wafers, which are more efficient in utilization.

Our net sales generated from the various geographic regions during the six months ended June 30, 2008 as a percentage of our total net sales experienced some significant changes as compared to the six months ended June 30, 2007. Based on the immediate destination of our goods shipped, our sales in Asia Pacific ex-China were substantially higher than those in any other single geographic region for the six months ended June 30, 2007. Our net sales to Asia Pacific ex-China increased from $70.2 million for the six months ended June 30, 2007 to $224.0 million for the six months ended June 30, 2008 largely because our increased sales volume to customers in Taiwan. However, our net sales to Asia Pacific ex-China as a percentage of our total net sales decreased from 40.7% for the six months ended June 30, 2007 to 33.2% for the six months ended June 30, 2008 primarily due to our increased net sales in China from $49.7 million to $224.0 million for the respective periods as a result of our development of the PRC market. Our net sales in China during the six months ended June 30, 2008 increased to 33.2% of our total net sales as compared to 28.8% during the six months ended June 30, 2007. Our net sales to Europe during the six months ended June 30, 2008 increased to $203.9 million, or 30.2% of our total net sales, as compared to $30.7 million, or 17.8% of our total net sales, during the six months ended June 30, 2007 primarily due to our increased sales to Q-Cells. As a result of the greater increases in sales in the other geographic regions, our net sales to North America during the six months ended June 30, 2008 decreased to 3.4% as compared to 12.7% during the six months ended June 30, 2007, although our sales to this region in dollar amount slightly increased from $21.9 million to $23.1 million.

During the six months ended June 30, 2007 and 2008, our net sales breakdown by geographic region was as follows:

	Six Months Ended June 30,
	2007		2008
Geographic Regions	Net Sales	% of Total	Net Sales	% of Total
	(in thousands)		(in thousands)

Mainland China	$49,696	28.8%	$224,045	33.2%
Asia Pacific ex-Mainland-China	70,191	40.7	223,953	33.2
Europe	30,684	17.8	203,941	30.2
North America	21,882	12.7	23,125	3.4

Total net sales	$172,453	100.0%	$675,064	100.0%

We will periodically adjust our geographic market classification on the basis of our sales as our management determines from time to time to be appropriate in reflecting our operations.

Cost of goods sold.  For the six months ended June 30, 2008, our cost of goods sold was approximately $498.2 million, representing an increase of $389.0 million from our cost of goods sold of $109.2 million for the six months ended June 30, 2007. Our cost of goods sold for the six months ended June 30, 2007 and 2008 included a write-down of finished goods inventory of $0.5 million and $4.6 million, respectively. Our cost of goods sold for the six months ended June 30, 2007 and 2008 was offset by government subsidies for electricity costs of $1.1 million and $3.3 million, respectively. During the six months ended June 30, 2007 and 2008, our cost of goods sold by product/service was as follows:

	Six Months Ended June 30,
	2007		2008
Product	Cost of Goods Sold	% of Total	Cost of Goods Sold	% of Total
	(in thousands)		(in thousands)

156 x 156 mm wafers	$62,543	57.3%	$396,237	79.5%
125 x 125 mm wafers	38,186	35.0	48,939	9.8
150 x 150 mm wafers	—	—	5,711	1.2
Processing of wafers on behalf of others	4,675	4.3	22,031	4.4
Silicon materials	3,769	3.4	25,285	5.1

Total cost of goods sold	$109,173	100.0%	$498,203	100.0%

Gross profit.  For the six months ended June 30, 2008, our gross profit was $176.9 million, an increase of $113.6 million from $63.3 million for the six months ended June 30, 2007. Our gross margin declined to 26.2% for the six months ended June 30, 2008 from 36.7% for the six months ended June 30, 2007, primarily due to an increase in the cost of our raw materials and an increase of $4.1 million in write-down of finished goods inventory, the combined effect of which was partially offset by an increase in government subsidies for electricity costs of $2.2 million and a moderate increase in our average selling price from $2.22 per MW for the six months ended June 30, 2007 to $2.36 per MW for the six months ended June 30, 2008. The increase in the cost of our raw materials was primarily due to the increase in the cost of our polysilicon feedstock. In particular, our weighted average purchase price of polysilicon feedstock increased from $163 per kilogram for the six months ended June 30, 2007 to $239 per kilogram for the six months ended June 30, 2008, which increased our average cost of raw materials.

Operating expenses.  For the six months ended June 30, 2008, our operating expenses were $24.0 million, an increase of $17.7 million from our operating expenses of $6.3 million for the six months ended June 30, 2007. This increase was primarily due to an increase of approximately $16.7 million in our general and administrative expenses as a result of additional legal and professional expenses, the increase in our share-based compensation expenses, the addition of administrative personnel and the corresponding increases in salaries, benefits and traveling expenses during the six months ended June 30, 2008.

Interest income and expense.  For the six months ended June 30, 2008, our interest income was approximately $3.0 million, an increase of $2.7 million from our interest income for the six months ended June 30, 2007 of approximately $0.3 million. The increase was primarily due to the significant increase in our average balance of cash on deposit in interest-bearing savings accounts since our IPO in June 2007. For the six months ended June 30, 2008, our interest expense and amortization of convertible senior notes issuance costs increased to $15.5 million from $3.7 million for the six months ended June 30, 2007 as a result of an increase in our bank borrowings and the issuance of convertible senior notes in April 2008.

Foreign currency exchange (loss)/gain, net.  For the six months ended June 30, 2008, our foreign currency exchange gain, net, was $11.2 million, compared to our foreign currency exchange loss, net, of $1.1 million for the six months ended June 30, 2007 primarily because our PRC operating subsidiaries, whose functional currency is Renminbi, held a larger amount of foreign currency denominated liabilities, such as advance payments from customers, short-term bank borrowings and trade accounts payable, for the six months ended June 30, 2008 on a net basis as compared to the six months ended June 30, 2007. We recognized an exchange gain with respect to these liabilities due to the appreciation of Renminbi.

Government subsidies.  For the six months ended June 30, 2008, government subsidies received and recognized as other income totalled $8.9 million, compared to $0.8 million for the six months ended June 30, 2007. Our government subsidies included $7.0 million received from the city government of Xinyu, Jiangxi province. Such subsidy was calculated based on the portion of tax revenue allocated to the city government by the PRC central government in connection with our tax payments to the national tax bureau.

Change in fair value of prepaid forward contracts.  For the six months ended June 30, 2008, we had non-cash income of $60.0 million from the fair value change in the prepaid forward contracts which we entered into on April 9, 2008 in connection with our offering of the convertible senior notes. The prepaid forward contracts were initially recognized as assets and measured at fair value as the contracts could only be settled in cash on the issuance date and were reclassified as a reduction of additional paid-in capital in equity when the conditions for physical settlement in shares were met on June 17, 2008. The change in fair value of the prepaid forward contracts of $60.0 million from the issuance date to June 17, 2008, which was based on the change in the spot price of our ADSs, the underlying securities of the prepaid forward contracts, was recorded as other income for the six-month period ended June 30, 2008. We had no such income for the same period in 2007.

Income tax expense.  For the six months ended June 30, 2008, our income tax expense totalled $21.8 million as compared to nil for the six months ended June 30, 2007 because our PRC subsidiary, Jiangxi LDK Solar, is no longer completely exempt from PRC national enterprise income tax. Our effective income tax rate increased to approximately 9.9% for the six months ended June 30, 2008 from nil for the six months ended June 30, 2007. Jiangxi LDK Solar is entitled to exemption from the PRC enterprise income tax for two years beginning from calendar year 2006 and a reduced income tax rate of 12.5% for three years beginning from January 1, 2008.

Net income.  For the six months ended June 30, 2008, our net income was $199.4 million, an increase of $146.1 million from $53.3 million for the six months ended June 30, 2007. For the six months ended June 30, 2008, our net margin decreased to 29.5% from 30.9% for the six months ended June 30, 2007. Without the tax holiday referenced above under “— Income tax expenses”, our income tax expense would have increased by approximately $18.4 million and $23.0 million for the six months ended June 30, 2007 and 2008, respectively, with a corresponding reduction in the amount of our net income for the periods.

Accretion of Series A, Series B, Series C preferred shares to redemption values. We issued our Series A preferred shares in July 2006, our Series B preferred shares in September 2006 and our Series C preferred shares in December 2006. For the six months ended June 30, 2007, we recognized accretion to the redemption values of our Series A, Series B and Series C preferred shares of approximately $4.9 million. The accretion of the Series A, Series B, Series C preferred shares to their redemption prices was reflected as a reduction from our net income to our net income available to ordinary shareholders. The Series A, Series B, Series C preferred shares were converted into our ordinary shares upon completion of our IPO in June 2007.

Net income available to ordinary shareholders.  As a result of the foregoing, for the six months ended June 30, 2008, our net income available to ordinary shareholders was $199.4 million. Our net income available to ordinary shareholders for the six months ended June 30, 2007 was $48.3 million. Without the tax holiday as described in “— Net income” above, our net income available to ordinary shareholders would have been reduced by approximately $18.4 million and $23.0 million for the six months ended June 30, 2007 and 2008, respectively.

Earnings per ordinary share.  For the six months ended June 30, 2008, earnings per ordinary share was $1.88 and $1.76 per ordinary share on a basic and diluted basis, respectively. For the six months ended June 30, 2007, earnings per ordinary share was $0.61 and $0.55 per share on a basic and diluted basis, respectively. Without the tax holiday as described in “— Net income” above, our basic earnings per ordinary share would have been reduced by $0.23 and $0.22 for the six months ended June 30, 2007 and 2008, respectively, and our diluted earnings per ordinary share would have been reduced by $0.19 and $0.20 for the six months ended June 30, 2007 and 2008, respectively.

Liquidity and Capital Resources

Prepayments to Suppliers

As of December 31, 2007 and June 30, 2008, we had prepayments to suppliers that amounted to $138.2 million and $253.8 million, respectively, and prepayments to suppliers to be utilized beyond one year that amounted to $19.0 million and $20.5 million, respectively. Prepayments to suppliers are reclassified to inventories when we apply the prepayments to related purchases, and such reclassifications are not reflected in our consolidated cash flows from operations.

Cash flow and working capital

The following table sets forth a summary of our net cash flows for the periods indicated:

	Six Months Ended June 30,
	2007	2008
	(in thousands)

Net cash (used in) provided by operating activities	$(81,631)	$116,404
Net cash used in investing activities	(79,895)	(451,567)
Net cash provided by financing activities	381,487	332,021
Effect of exchange rate changes	412	3,414

Net increase in cash and cash equivalents	220,373	272
Cash and cash equivalents at the beginning of period	30,227	83,470

Cash and cash equivalents at the end of period	$250,600	$83,742

Operating activities

During the six months ended June 30, 2007, our net cash used in operating activities was $81.6 million because of an increase in our inventory by $76.5 million and an increase in our prepayments to suppliers by $92.2 million to secure our future sources of raw materials. These cash outflows were partially offset by an increase of $32.2 million in advance payments from our customers for future sales.

During the six months ended June 30, 2008, our net cash provided by operating activities was $116.4 million because we had an $394.0 million increase in advance payments received from our customers for future sales, which was partially offset by an increase in our inventory by $262.2 million, an increase in our prepayments to suppliers by $121.0 million to secure our future sources of raw materials, and an increase in our pledged bank deposits by $73.0 million. We pledged such bank deposits as security for the issuance of letters of credit and letters of guarantee primarily in connection with our purchases of polysilicon feedstock and sales of wafers.

Investing activities

During the six months ended June 30, 2007, our net cash used in investing activities amounted to $79.9 million, mainly as a result of our purchases of property, plant and equipment for $78.5 million.

During the six months ended June 30, 2008, our net cash used in investing activities amounted to $451.6 million, mainly as a result of acquisitions of additional property, plant and equipment for $361.0 million, purchase of additional land use rights at our Xinyu Hi-Tech Industrial Park site for $48.1 million and our pledged bank deposits of $40.2 million relating to purchases of property, plant and equipment. We pledged such bank deposits as security for the issuance of letters of credit in connection with our purchases of property, plant and equipment.

Financing activities

During the six months ended June 30, 2007, our net cash provided by financing activities amounted to $381.5 million, mainly as a result of net proceeds of $363.0 million from our IPO and our net bank borrowings during the period. Our aggregate new loans and borrowings during the six months ended June 30, 2007 amounted to $83.7 million. We repaid an aggregate principal amount of $61.0 million of our loans and borrowings during the period.

During the six months ended June 30, 2008, our net cash provided by financing activities amounted to $332.0 million, mainly as a result of the net proceeds of $388.7 million from our issuance of convertible senior notes and our net bank borrowings during the period. Our aggregate new loans and borrowings during the six months ended June 30, 2008 amounted to $355.7 million. We prepaid $199.4 million relating to our prepaid forward contracts in connection with the offering of our convertible senior notes in April 2008. We repaid an aggregate principal amount of $179.5 million of our loans and borrowings during the period. In addition, to secure our bank borrowings, we pledged an aggregate of $37.4 million of our bank deposits during the six months ended June 30, 2008.

The aggregate principal amount of our short-term bank borrowings outstanding as of December 31, 2007 and June 30, 2008 was $264.1 million and $375.6 million, respectively. The aggregate principal amount of our long-term bank borrowings outstanding, excluding current portions, as of December 31, 2007 and June 30, 2008 was $25.1 million and $99.2 million, respectively.

As of June 30, 2008, our short-term borrowings amounted to $375.6 million. The short-term bank borrowings outstanding as of June 30, 2008 carried a weighted average interest rate of 6.844%. The short-term bank borrowings had maturity terms ranging from three to 12 months and interest rates ranging from 4.653% to 8.731%. These loans were obtained from various financial institutions. The proceeds from these short-term bank borrowings were for working capital purposes. None of the short-term bank borrowings contain financial covenants. These loan facilities contain no specific renewal terms, but we expect to be able to obtain extensions of some of the loan facilities shortly before they mature. We plan to repay these short-term bank borrowings with cash generated by our operating activities in the event we are unable to obtain extensions of these facilities or alternative funding in the future. A substantial portion of our short-term loans were secured by certain of our buildings, land use rights, equipment, bank deposits and raw materials, as well as buildings and land use rights owned by a company controlled by Mr. Peng.

As of June 30, 2008, we had total long-term bank borrowings of approximately $99.2 million with interest rates ranging from 4.653% to 7.560%.

Capital expenditures

We made capital expenditures of $79.9 million during the six months ended June 30, 2007 primarily to build and expand our wafer and ingot processing plant and purchase production equipment. We made capital expenditures of $409.0 million during the six months ended June 30, 2008 primarily to build and expand our wafer and ingot processing plant, purchase production equipment and construct our polysilicon production plant.

Our capital expenditures are expected to increase in the future as we expand our wafer manufacturing capacity and polysilicon manufacturing capacity in line with our business expansion strategy. As of June 30, 2008, our polysilicon production plant consists of two factories under construction. We estimate that our capital expenditures will be approximately $1.2 billion in 2008 and approximately $1.0 billion in 2009.

We will need additional funding to finance our planned wafer production capacity expansion, construction of our polysilicon facilities and working capital requirements. In addition, we may require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If we do not have sufficient cash to meet our requirements, we may seek to issue additional equity securities or debt securities or to borrow from lending institutions. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Contractual Commitments

We have entered into substantial commitments for future purchases of raw materials and equipment, including polysilicon feedstock, wafer manufacturing equipment and polysilicon production equipment. These commitments as of June 30, 2008 amounted to approximately $986.8 million in total, including approximately $687.2 million for the 12 months ending June 30, 2009 and approximately $259.2 million for the 24 months ending June 30, 2011. Our actual purchases of polysilicon feedstock, wafer manufacturing equipment and polysilicon production equipment in the future may exceed these amounts.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the securities as set forth in the applicable prospectus supplement. We will not receive proceeds from sales of securities by persons other than us except as may otherwise be stated in any applicable prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges on a historical basis for the period indicated. The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose, earnings consist of (loss) earnings before income taxes, plus fixed charges, reduced by the amount of capitalized interest. Fixed charges consist of interest expense, whether expensed or capitalized, and amortization of discount on exchangeable notes and amortization of debt issuance costs of convertible senior notes.

	Year Ended			Six Months Ended
	December 31,			June 30,
	2005	2006	2007	2008

Ratio of earnings to fixed charges	—	5.1	15.2	14.4

DESCRIPTION OF SECURITIES

We may issue from time to time, in one or more offerings, the following securities:

•	ordinary shares represented by ADSs; and

•	debt securities.

We will set forth in the applicable prospectus supplement a description of our ordinary shares represented by ADSs that may be offered under this prospectus. We will also provide a description of the terms of the offering of securities, the initial offering price and the net proceeds to us in the prospectus supplement relating to such offer. The supplement may also add, update or change information contained or incorporated by reference in this prospectus. You should carefully read this prospectus, information incorporated by reference in this prospectus and any supplement before you invest in any of our securities.

Ordinary Shares Represented by ADSs

We may issue our ordinary shares represented by ADSs or other securities convertible into or exercisable or exchangeable for our ordinary shares represented by ADSs.

Holders of our ordinary shares are entitled to certain rights and subject to certain conditions as set forth in our memorandum and articles of association and the Cayman Islands Companies Law (2007 Revision). You should read “Item 10. Additional Information — B. Memorandum and Articles of Association” in our most recently filed annual report on Form 20-F, which is incorporated by reference in this prospectus.

On June 17, 2008, our shareholders at their annual general meeting adopted a special resolution to amend our memorandum and articles of association to permit our prepaid forward contracts to be physically share-settled.

American Depositary Shares

JPMorgan Chase Bank, N.A., as depositary, will issue the ADSs representing our ordinary shares or ADSs with respect to which any series of our debt securities may be convertible, exercisable or exchangeable. Each ADS represents the ownership interest in one ordinary share which we deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and each ADR holder. Each ADS will also represent any securities, cash or other property deposited with the depositary that have not been distributed directly to the ADR holders. Unless specifically requested by you as an ADS owner, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you that reflect your ownership interest in such ADSs.

The depositary’s office is located at 4 New York Plaza, New York, New York 10004.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Because the depositary’s nominee will actually be the registered owner of the ordinary shares underlying your ADSs, you must rely on it to exercise the rights of a shareholder on your behalf. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of the material terms of the deposit agreement, as supplemented. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement, including the form of ADR, which contains the terms of the ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement on Form F-6 (File No. 333-142899) we filed with the SEC in June 2007. You may also obtain a copy of the deposit agreement as described under “Where You Can Find Additional Information about Us.”

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, to the extent the depositary is legally permitted it will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•	Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•	Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•	Rights to Receive Additional Shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute such rights, the depositary will distribute warrants or other instruments representing such rights. However, if we do not furnish such evidence, the depositary may (i) sell such rights if practicable and distribute the net proceeds as cash; or (ii) if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing. We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•	Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines that any distribution described above is not practicable with respect to any specific ADR holder, the depositary may choose any practicable method of distribution for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability for interest thereon and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. In the case of the ADSs to be issued upon the conversion of notes, if any, we will arrange with the underwriters named in the offering memorandum for the notes to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with this offering) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities” in this prospectus.

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADSs at the depositary’s office, or when you provide proper instructions and documentation in the case of ADSs within the depositary’s direct registration system, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares at the custodian’s office or effect delivery by such other means as the depositary deems practicable, including transfer to an account of an accredited financial institution on your behalf. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by the closing of our transfer books or those of the depositary, the deposit of shares in connection with voting at our shareholders’ meeting or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may fix record dates for the determination of the ADR holders who will be:

•	entitled to receive dividends, distributions or rights,

•	entitled to give instructions for the exercise of voting rights at a meeting of holders of ordinary shares or other deposited securities,

•	obligated to pay fees assessed by the depositary for administration of the ADR program and for any expenses as provided for in the deposit agreement, or

•	entitled to receive any notice or to act in respect of other matters,

all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares that underlie your ADSs. After receiving voting materials from us, the depositary will notify the ADR holders of any shareholders meeting or solicitation of consents or proxies. This notice will provide such information as is contained in the voting materials and describe how you may instruct the depositary to exercise the voting rights for the shares that underlie your ADSs. It will also include instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as practical, subject to the provisions of or governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, whether you hold your ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will I be able to view our reports?

The depositary will make available for inspection by ADR holders any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. We will furnish these communications in English when so required by any rules or regulations of the SEC.

Additionally, if we make any written communications generally available to holders of our shares, including the depositary or the custodian, and we request the depositary to provide them to ADR holders, the depositary will mail copies of them or, at its option, English translations or summaries of them to ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

ADR holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is $5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.

The following additional charges will be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADRs or to whom ADRs are issued (including issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADRs), whichever is applicable:

•	to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, a fee of $1.50 per ADR or ADRs for transfers of certificated ADRs or ADRs in the depositary’s direct registration system;

•	a fee of $0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•	a fee of $0.02 per ADS (or portion thereof) per calendar year for services performed by the depositary in administering our ADR program (which fee will be assessed against holders of ADRs as of the record date set by the depositary not more than once each calendar year and will be payable in the manner described in the next succeeding provision);

•	any other charge payable by the depositary, any of the depositary’s agents, including the custodian, or the agents of the depositary’s agents in connection with the servicing of our shares or other deposited securities (which charge will be assessed against registered holders of our ADRs as of the record date or dates set by the depositary and will be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

•	such fees and expenses as incurred by the depositary (including, without limitation, expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions or (ii) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case, the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you are agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained in respect of, or arising out of, your ADSs.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

•	amend the form of ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or prejudices any substantial existing right of ADR holders. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment to or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or you otherwise receive notice. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities.

How may the deposit agreement be terminated?

The depositary may terminate the deposit agreement by giving the ADR holders at least 30 days prior notice, and it must do so at our request. The deposit agreement will be terminated on the removal of the depositary for any reason. After termination, the depositary’s only responsibility will be:

•	to deliver deposited securities to ADR holders who surrender their ADRs, and

•	to hold or sell distributions received on deposited securities.

As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities that remain and hold the net proceeds of such sales, without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary will have no obligations except to account for such proceeds and other cash. The depositary will not be required to invest such proceeds or pay interest on them.

Limitations on Obligations and Liability to ADR Holders

Limits on our obligations and the obligations of the depositary; limits on liability to holders of ADSs

Prior to the issuance, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, the depositary and its custodian may require you to pay, provide or deliver:

•	payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

•	the production of proof satisfactory to the depositary and its custodian of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, payment of applicable taxes or governmental charges, or legal or beneficial ownership and the nature of such interest, information relating to the registration of the shares on the books maintained by or on our behalf for the transfer and registration of shares, compliance with applicable laws, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•	present or future law, rule or regulation of the United States, China, the Cayman Islands or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agent’s control will prevent, delay or subject to any civil or criminal penalty any act that the deposit agreement or the ADRs provide should be done or performed by us, the depositary or our respective agents (including voting);

•	the depositary or its agents exercise or fail to exercise discretion under the deposit agreement or the ADRs;

•	the depositary or its agents perform their obligations without gross negligence or bad faith;

•	the depositary or its agents take any action or refrain from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	the depositary or its agents rely upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents will only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs that, in our opinion, may involve us in expense or liability if indemnity to our satisfaction against all expenses (including fees and disbursements of counsel) and liabilities is furnished to us as often as we may require. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on their behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADSs or otherwise to the extent such information is requested or required by or pursuant to any lawful authority, including laws, rules, regulations, administrative or judicial process, banking, securities or other regulators.

As disclosed previously, the depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote. In no event shall we, the depositary or any of our respective agents be liable to holders of ADSs or interests therein for any indirect, special, punitive or consequential damages.

The depositary may own and deal in deposited securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to request you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of deposited securities and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Requirements for Depositary Actions

We, the depositary or the custodian may refuse to:

•	issue, register or transfer an ADR or ADRs;

•	effect a split-up or combination of ADRs;

•	deliver distributions on any ADRs; or

•	permit the withdrawal of deposited securities (unless the deposit agreement provides otherwise);

until the following conditions have been met:

•	the holder has paid all taxes, governmental charges, and fees and expenses as required in the deposit agreement;

•	the holder has provided the depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature; and

•	the holder has complied with such regulations as the depositary may establish under the deposit agreement.

The depositary may also suspend the issuance of ADSs, the deposit of shares, the registration, transfer, split-up or combination of ADRs, or the withdrawal of deposited securities (unless the deposit agreement provides otherwise), if the register for ADRs or any deposited securities is closed or the depositary decides it is advisable to do so.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register will include the depositary’s direct registration system. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement. Such register may be closed from time to time when deemed expedient by the depositary.

The depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time to the extent not prohibited by law.

Pre-release of ADSs

The depositary may issue ADSs prior to the deposit with the custodian of shares (or rights to receive shares) in compliance with the deposit agreement. This is called a pre-release of ADSs. A pre-release is closed out as soon as the underlying shares (or rights to receive shares from us or from any registrar, transfer agent or other entity recording share ownership or transactions) are delivered to the depositary. The depositary may pre-release ADSs only if:

•	the depositary has received collateral for the full market value of the pre-released ADSs (marked to market daily); and

•	each recipient of pre-released ADSs agrees in writing that he or she:

•	owns the underlying shares,

•	assigns all rights in such shares to the depositary,

•	holds such shares for the account of the depositary, and

•	will deliver such shares to the custodian as soon as practicable, and promptly if the depositary so demands.

In general, the number of pre-released ADSs will not evidence more than 30% of all ADSs outstanding at any given time (excluding those evidenced by pre-released ADSs). However, the depositary may change or disregard such limit from time to time as it deems appropriate. The depositary may retain for its own account any earnings on collateral for pre-released ADSs and its charges for issuance thereof.

Appointment

In the deposit agreement, each holder and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

•	appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Restricted ADSs

In order to enable the deposit of restricted ordinary shares, or restricted shares, in the event of a conversion of notes by holders that are not, and have not been during the three months immediately preceding such conversion, our affiliate within the meaning of Rule 144 under the Securities Act, or non-affiliated holders, prior to the earlier of (i) the effective date of the shelf registration statement or (ii) the date when such non-affiliated holders are able to sell their notes immediately without any volume limitation under Rule 144, we and the depositary have agreed to create and to provide for the issuance of restricted ADSs representing the restricted shares, or restricted ADSs, in accordance with the terms of a supplemental agreement to the deposit agreement. The restricted ADSs, if issued, will be issued in book-entry form on the books of the depositary, which means that they will not be eligible for DTC or any other form of book-entry settlement, holding or transfer. At such time as the restricted shares cease to be so restricted, and the depositary has received an opinion of counsel in form and substance acceptable to it and the applicable provisions of the deposit agreement and supplement thereto have been complied with and the depositary has received unrestricted shares at its custodian, such restricted ADSs may be cancelled and our shares represented thereby may be deposited under the deposit agreement.

The books of the depositary that reflect the restricted ADSs will reflect that such restricted ADSs are endorsed with the following legend:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”) AND ARE “RESTRICTED SECURITIES” AS DEFINED IN RULE 144 PROMULGATED UNDER THE ACT. THE SECURITIES MAY NOT BE SOLD OR OFFERED FOR SALE OR OTHERWISE DISTRIBUTED OR TRANSFERRED EXCEPT (i) IN CONJUNCTION WITH AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE ACT OR (ii) IN COMPLIANCE WITH RULE 144, OR (iii) PURSUANT TO AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY AND DEPOSITARY, THAT SUCH REGISTRATION OR COMPLIANCE IS NOT REQUIRED AS TO SAID SALE, OFFER, DISTRIBUTION OR TRANSFER.

Segregation of ADSs: So long as such restricted ADSs represent “restricted securities” as defined in Rule 144 promulgated under the Securities Act, the depositary shall request the custodian to hold the underlying restricted shares to be evidenced by the restricted ADSs in an account or accounts that are segregated and separate from any other account or accounts in which other shares of our company may be held. At such time as the restricted ADSs shall no longer be so restricted and our shares represented thereby may be deposited under the deposit agreement, we will be required to ensure that the custodian receives a new share certificate or certificates representing the number of our shares previously represented by restricted ADSs and a certified share extract with respect thereto. The depositary is not responsible if and to the extent the custodian refuses such request and no such request need be made if it will involve additional cost or expense to the depositary. To the extent the fees charged by the custodian increase in any way as a result of the issuance of the restricted ADSs, the depositary may pass along the increased amount to the holders of restricted ADSs in any manner in which the depositary is permitted to charge fees or seek reimbursement of expenses under the deposit agreement.

Lack of Fungibility: The restricted ADSs are not fungible with the fully transferable ADSs issued and outstanding under the deposit agreement. The restricted ADSs will not be fungible with the fully transferable ADSs outstanding under the deposit agreement as long as the restricted ADSs and the restricted shares represented thereby are “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act or are otherwise subject to restrictions on transfer.

Debt Securities

We may issue series of debt securities, which may include debt securities convertible into ordinary shares represented by ADSs. When we offer to sell a particular series of debt securities, we will describe the specific terms of that series in a supplement to this prospectus. The following description of debt securities will apply to the debt securities offered by this prospectus unless we provide otherwise in the applicable prospectus supplement. The applicable prospectus supplement for a particular series of debt securities may specify different or additional terms.

The debt securities offered by this prospectus may be secured or unsecured, and may be either senior debt securities, senior subordinated debt securities or subordinated debt securities. The debt securities offered by this prospectus will be issued under an indenture between us and The Bank of New York Mellon, as trustee. The indenture will be qualified under, subject to, and governed by, the Trust Indenture Act of 1939, as amended. We have summarized selected portions of the indenture below. The summary is not complete. The form of the indenture has been incorporated by reference as an exhibit to the registration statement on Form F-3, of which this prospectus is a part, and you should read the indenture for provisions that may be important to you.

The terms of each series of debt securities will be established by or pursuant to a resolution of our board of directors and detailed or determined in the manner provided in a board of directors’ resolution, an officers’ certificate or by a supplemental indenture. The particular terms of each series of debt securities will be described in a prospectus supplement relating to the series, including any pricing supplement.

We may issue an unlimited amount of debt securities under the indenture, which may be in one or more series with the same or various maturities, at par, at a premium or at a discount. We will set forth in a prospectus supplement, including any pricing supplement, relating to any series of debt securities being offered the initial offering price, the aggregate principal amount and the terms of the debt securities, including the following:

•	the title of the debt securities;

•	the price or prices (expressed as a percentage of the aggregate principal amount) at which we will sell the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the date or dates on which we will pay the principal on the debt securities;

•	the rate or rates (which may be fixed or variable) per annum or the method used to determine the rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which the debt securities will bear interest and the right, if any, to extend the maturity of the debt securities, the date or dates from which interest will accrue, the date or dates on which interest will commence and be payable and any regular record date for the interest payable on any interest payment date;

•	the place or places where the principal of, premium, and interest on the debt securities will be payable;

•	the terms and conditions upon which we may redeem the debt securities;

•	any obligation we have to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder of debt securities;

•	the dates on which and the price or prices at which we will repurchase the debt securities at the option of the holders of debt securities and other detailed terms and provisions of these repurchase obligations;

•	the denominations in which the debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

•	whether the debt securities will be issued in the form of certificated debt securities or global debt securities;

•	the portion of principal amount of the debt securities payable upon declaration of acceleration of the maturity date, if other than the principal amount;

•	the currency of denomination of the debt securities;

•	the designation of the currency, currencies or currency units in which payment of principal of, premium and interest on the debt securities will be made;

•	if payments of principal of, premium or interest on, the debt securities will be made in one or more currencies or currency units other than that or those in which the debt securities are denominated, the manner in which the exchange rate with respect to these payments will be determined;

•	the manner in which the amounts of payment of principal of, premium or interest on, the debt securities will be determined, if these amounts may be determined by reference to an index based on a currency or currencies other than that in which the debt securities are denominated or designated to be payable or by reference to a commodity, commodity index, stock exchange index or financial index;

•	any provisions relating to any security provided for the debt securities;

•	any addition to or change in the events of default described in the indenture with respect to the debt securities and any change in the acceleration provisions described in the indenture with respect to the debt securities;

•	any addition to or change in the covenants described in the indenture with respect to the debt securities;

•	whether the debt securities will be senior or subordinated and any applicable subordination provisions;

•	a discussion of material income tax considerations applicable to the debt securities;

•	any other terms of the debt securities, which may modify or delete any provision of the indenture as it applies to that series; and

•	any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities.

We may issue debt securities that are exchangeable and/or convertible into our ordinary shares represented by ADSs. The terms, if any, on which the debt securities may be exchanged for and/or converted will be set forth in the applicable prospectus supplement. Such terms may include provisions for conversion, either mandatory, at the option of the holder or at our option, in which case the number of ordinary shares represented by ADSs or the number of other securities to be received by the holders of debt securities would be calculated as of a time and in the manner stated in the prospectus supplement. Neither the trustee nor the conversion agent will have any duty to verify calculations respecting conversions. All such calculations will be performed by us and our agents. Neither the trustee nor the conversion agent will have any liability for not verifying our calculations and they will be entitled to rely upon them.

We may issue debt securities that provide for an amount less than their stated principal amount to be due and payable upon declaration of acceleration of their maturity pursuant to the terms of the indenture. We will provide you with information on the U.S. federal income tax considerations, and other special considerations applicable to any of these debt securities in the applicable prospectus supplement. If we denominate the purchase price of any of the debt securities in a foreign currency or currencies or a foreign currency unit or units, or if the principal of and any premium and interest on any series of debt securities is payable in a foreign currency or currencies or a foreign currency unit or units, we will provide you with information on the restrictions, elections, specific terms and other information with respect to that issue of debt securities and such foreign currency or currencies or foreign currency unit or units in the applicable prospectus supplement.

We may issue debt securities of a series in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the prospectus supplement. Global securities will be issued in registered form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual debt securities, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor. The specific terms of the depositary arrangement with respect to any debt securities of a series and the rights of and limitations upon owners of beneficial interests in a global security will be described in the applicable prospectus supplement.

The indenture and the debt securities will be governed by, and construed in accordance with, the internal laws of the State of New York.

PRINCIPAL SHAREHOLDER

Mr. Xiaofeng Peng, our founder, chairman, chief executive officer and ultimate controlling shareholder, in his personal capacity, and his family members are engaged in certain alternative energy projects, including a company that is developing a project involving thin-film solar technology. LDK New Energy Holding Limited, or LDK New Energy, our immediate controlling shareholder that is wholly owned by Mr. Peng, is the beneficial owner of all of the equity interest of this thin-film solar company. Thin-film solar technology is an alternative method of producing solar power products compared to our crystalline wafer-based solar technology and products. Mr. Peng and his family members may finance such alternative energy projects, including the thin-film solar project, in part, by proceeds from LDK New Energy’s sales of a portion of its equity interest in our company. In addition, LDK New Energy has entered into two loan facilities with financial and banking institutions to finance the thin-film solar project, both of which are secured by a portion of its equity interest in our company. One facility is for $50 million, has an original maturity of one year, is secured by 7,500,000 of our ordinary shares and requires LDK New Energy to pledge additional shares or other collateral if the value of the pledged shares declines below certain levels. The other facility is for $47.5 million, has original maturities between three months to one year for drawdowns and is secured by 9,500,000 of our ordinary shares. Mr. Peng and his family members may from time to time obtain additional borrowings to fund investments in such alternative energy projects from financial institutions, which may be secured by additional pledges of a portion of LDK New Energy’s shares in our company. These future financing arrangements may be structured in such a way that Mr. Peng will be required to pledge additional shares or other collateral if the market value of the pledged shares does not meet specified levels.

RELATED PARTY TRANSACTIONS

We have entered into a number of transactions with related parties. The amounts outstanding and the amounts of transactions with the related parties for the six-month period ended June 30, 2008 are as follows:

•	Jiangxi LDK Solar purchased low value consumables totalling approximately $303,000 from Jiangxi Liouxin Industry Co., Ltd., a company controlled by Mr. Peng;

•	Jiangxi LDK Solar purchased crucibles totalling approximately $658,000 from Jiangxi Sinoma New Material Co., Ltd, which is an affiliate of us. The amount payable outstanding as of June 30, 2008 was approximately $187,000;

•	Our shareholders, Mr. Peng and Ms. Zhou, and companies controlled by Mr. Peng have provided guarantees or collateral to financial institutions in China to secure Jiangxi LDK Solar’s bank loans. See note 8 to our condensed consolidated interim financial statements beginning on page F-1 included in this prospectus for more details on these borrowings; and

•	During the six-month period ended June 30, 2008, we recorded a withholding tax liability of approximately $3.9 million and the related receivable from an executive arising from his exercise of stock options. We will withhold and remit such tax when the shares are sold by the executive in the future.

In July 2008, Jiangxi LDK Solar purchased crucibles totalling approximately $3.3 million from Jiangxi Sinoma New Material Co. Ltd.

In August 2008, eight of our officers exercised their stock options. We will record the related withholding tax liability in accordance with the relevant tax regulations. We will withhold and remit such tax when the shares are sold by the officers in the future.

For more information on the related party transactions, see “Item 7 — B. Related Party Transactions” in our 2007 annual report filed on the Form 20-F, which is incorporated by reference in this prospectus.

PLAN OF DISTRIBUTION

We or any selling security holder may sell or distribute the securities offered by this prospectus, from time to time, in one or more offerings, as follows:

•	through agents;

•	to dealers or underwriters for resale;

•	directly to purchasers; or

•	through a combination of any of these methods of sale.

In addition, we may issue the securities as a dividend or distribution or in a subscription rights offering to our existing security holders. In some cases, we or dealers acting for us or on our behalf may also repurchase securities and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of our securities through any of these methods or other methods described in the applicable prospectus supplement.

Our securities distributed by any of these methods may be sold to the public, in one or more transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

Sale through Underwriters or Dealers

If underwriters are used in the sale, the underwriters will acquire the securities for their own account, including through underwriting, purchase, security lending or repurchase agreements with us or any selling security holder. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions. Underwriters may sell the securities in order to facilitate transactions in any of our other securities (described in this prospectus or otherwise), including other public or private transactions and short sales. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless otherwise indicated in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

If dealers are used in the sale of securities offered through this prospectus, we or any selling security holder will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The applicable prospectus supplement will include the names of the dealers and the terms of the transaction.

Direct Sales and Sales through Agents

We or any selling security holder may sell the securities offered through this prospectus directly. In this case, no underwriters or agents would be involved. Such securities may also be sold through agents designated from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of the offered securities and will describe any commissions payable to the agent. Unless otherwise indicated in the applicable prospectus supplement, any agent will agree to use its commonly reasonable efforts to solicit purchases for the period of its appointment.

We or any selling security holder may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. The terms of any such sales will be described in the applicable prospectus supplement.

Delayed Delivery Contracts

If the applicable prospectus supplement indicates, we or any selling security holder may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The applicable prospectus supplement will describe the commission payable for solicitation of those contracts.

Market Making, Stabilization and Other Transactions

Unless the applicable prospectus supplement states otherwise, each series of offered securities will be a new issue and will have no established trading market. We may elect to list any series of offered securities on an exchange. Any underwriters that we or any selling security holder uses in the sale of offered securities may make a market in such securities, but may discontinue such market making at any time without notice. Therefore, we cannot assure you that the securities will have a liquid trading market.

Any underwriter may also engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Securities Exchange Act of 1934, or the Exchange Act. Stabilizing transactions involve bids to purchase the underlying security in the open market for the purpose of pegging, fixing or maintaining the price of the securities. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions.

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

Derivative Transactions and Hedging

We, any selling security holder and the underwriters may engage in derivative transactions involving the securities. These derivatives may consist of short sale transactions and other hedging activities. The underwriters may acquire a long or short position in the securities, hold or resell securities acquired and purchase options or futures on the securities and other derivative instruments with returns linked to or related to changes in the price of the securities. In order to facilitate these derivative transactions, we or any selling security holder may enter into security lending or repurchase agreements with the underwriters. The underwriters may effect the derivative transactions through sales of the securities to the public, including short sales, or by lending the securities in order to facilitate short sale transactions by others. The underwriters may also use the securities purchased or borrowed from us or others (or, in the case of derivatives, securities received from us in settlement of those derivatives) to directly or indirectly settle sales of the securities or close out any related open borrowings of the securities.

Loans of Securities

We or a selling shareholder may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus and an applicable prospectus supplement.

General Information

Agents, underwriters, and dealers may be entitled, under agreements entered into with us, to indemnification by us, against certain liabilities, including liabilities under the Securities Act. Our agents, underwriters, and dealers, or their affiliates, may be customers of, engage in transactions with or perform services for us or our affiliates, in the ordinary course of business for which they may receive customary compensation.

TAXATION

Material income tax consequences relating to the purchase, ownership and disposition of any of the securities offered by this prospectus will be set forth in the applicable prospectus supplement relating to the offering of those securities.

ENFORCEABILITY OF CIVIL LIABILITIES

We are an exempted limited liability company incorporated and existing under the laws of the Cayman Islands. We were incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange controls or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders be arbitrated.

We conduct substantially all of our current operations in China through our operating subsidiaries. All or most of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions outside the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or against them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, and Grandall Legal Group, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or China, respectively, would

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in the Cayman Islands or China, respectively, against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has further advised us that the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that

•	such courts had proper jurisdiction over the parties subject to such judgment;

•	such courts did not contravene the rules of natural justice of the Cayman Islands;

•	such judgment was not obtained by fraud;

•	the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands;

•	no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and

•	there is due compliance with the correct procedures under the laws of the Cayman Islands.

Grandall Legal Group has advised us that the PRC Civil Procedures Law contains provisions relating to recognition and enforcement of foreign judgments. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between China and such other jurisdiction. There is, however, no such treaty between China and the United States or between China and the Cayman Islands.

LEGAL MATTERS

The validity of the ADSs and the debt securities offered by this prospectus will be passed upon for us by Sidley Austin LLP, our special United States counsel. The validity of the ordinary shares represented by ADSs offered hereby will be passed upon for us by Conyers Dill & Pearman, our counsel as to Cayman Islands law. Legal matters as to PRC law will be passed upon for us by Grandall Legal Group, our counsel as to PRC law.

EXPERTS

The consolidated financial statements of LDK Solar Co., Ltd. for the period from July 5, 2005 (date of inception) to December 31, 2005 and for the years ended, and as of, December 31, 2006 and 2007 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The offices of KPMG are located at the 8th Floor, Prince’s Building, 10 Chater Road, Central, Hong Kong.

The statements with respect to our corporate structure, risk relating to our company and our industry, risks relating to business operations in China, operating and financial review and prospects, business overview, including PRC government regulations incorporated in this prospectus and the registration statement, of which this prospectus forms a part, by reference to our annual report on Form 20-F for the year ended December 31, 2007 and the statements included in this prospectus under the caption “Enforceability of Civil Liabilities,” to the extent they constitute matters of PRC law, have been reviewed and confirmed by Grandall Legal Group, our PRC counsel, as experts in such matters, and are so incorporated by reference or included in this prospectus in reliance upon such review and confirmation. The offices of Grandall Legal Group are located at 31st Floor, Nan Zheng Building, 580 West Nanjing Road, Shanghai 200041, China.

The statements with respect to operating and financial review and prospects and notes to our audited consolidated financial statements incorporated in this prospectus and the registration statement, of which this prospectus forms a part, by reference to our annual report on Form 20-F for the year ended December 31, 2007, to the extent they relate to the determination of fair value of our warrants, ordinary shares, preferred shares and stock options, have been reviewed and confirmed by Sallmanns (Far East) Limited, now merged into and known as Jones Lang LaSalle Sallmanns Limited, independent valuation firm, as experts in such matters, and are so incorporated by reference in this prospectus in reliance upon such review and confirmation. The offices of Jones Lang LaSalle Sallmanns Limited are located at 22nd Floor, Siu On Center, 188 Lockhart Road, Wanchai, Hong Kong.

The statements with respect to related party transactions on land use rights incorporated in this prospectus and the registration statement, of which this prospectus forms a part, by reference to our annual report on Form 20-F for the year ended December 31, 2007, to the extent they relate to the determination of fair market value of the land use rights, completed buildings and assets under construction we purchased from an entity controlled by Mr. Xiaofeng Peng, our chairman and chief executive officer, have been reviewed and confirmed by Shanghai Orient Real Estate Appraiser Co., Ltd., independent valuation firm, as experts in such matters, and are so incorporated by reference in this prospectus in reliance upon such review and confirmation. The offices of Shanghai Orient Real Estate Appraisal Co., Ltd. are located at 2nd Floor, 1279 Dingxi Road, Shanghai 200050, China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT US

We are currently subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file with or furnish to the SEC reports, including annual reports on Form 20-F, and other information. All information filed with or furnished to the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of our ADSs and, upon our request, will mail to all record holders of our ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In addition, for the benefit of the holders of our debt securities, we have agreed to provide the trustee with a copy of the reports we file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act unless we file these reports with the SEC through its EDGAR database within the time periods for such filing under the Exchange Act. We will also furnish to the trustee copies of our annual report to shareholders and any other financial reports which we furnish to our shareholders and the SEC.

LDK SOLAR CO., LTD.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

LDK SOLAR CO., LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2007 AND JUNE 30, 2008
(Amounts in US$ thousands, except share and per share data)

		December 31,	June 30,
	Note	2007	2008

ASSETS
Current assets
Cash and cash equivalents		83,470	83,742
Pledged bank deposits		135,950	261,934
Trade accounts receivable, net		3,767	34,964
Inventories	(4)	349,997	656,202
Prepayments to suppliers		138,193	253,806
Other current assets, including amounts due from the Group’s executives and employees of $21,742 and $25,622 as of December 31, 2007 and June 30, 2008, respectively		29,825	48,830
Deferred income tax assets		546	1,307

Total current assets		741,748	1,340,785
Property, plant and equipment, net	(5)	336,763	705,784
Deposits for purchases of property, plant and equipment		151,233	222,400
Intangible asset, net		1,096	1,103
Land use rights		29,259	78,946
Inventories to be processed beyond one year	(4)	29,981	10,529
Prepayments to suppliers expected to be utilized beyond one year		18,994	20,538
Pledged bank deposits — non-current	(6)	—	33,444
Debt issuance costs, net		—	10,530
Other financial assets		525	—
Investment in an associate	(7)	—	3,196
Deferred income tax assets		387	596

Total assets		1,309,986	2,427,851

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowings and current portion of long-term bank borrowings	(8)	264,101	375,634
Trade accounts payable		18,032	67,003
Advance payments from customers	(9)	141,223	242,962
Accrued expenses and other payables		95,301	166,994
Income tax payable		—	5,293
Other financial liabilities		3,357	6,213

Total current liabilities		522,014	864,099
Convertible senior notes	(10)	—	400,000
Long-term bank borrowings, excluding current portions	(8)	25,125	99,158
Advance payments from customers — non-current	(9)	67,554	364,706
Other liabilities		2,222	2,252

Total liabilities		616,915	1,730,215

Shareholders’ equity
Ordinary shares: US$0.10 par value; 499,580,000 shares authorized as of December 31, 2007 and June 30, 2008; 106,044,700 and 107,228,033 shares issued as of December 31, 2007 and June 30, 2008, respectively 106,044,700 and 106,478,033 shares outstanding as of December 31, 2007 and June 30, 2008, respectively	(17)	10,604	10,648
Additional paid-in capital		486,253	238,555
Statutory reserve		18,697	18,697
Accumulated other comprehensive income		31,481	84,340
Retained earnings		146,036	345,396

Total shareholders’ equity		693,071	697,636

Commitments and contingencies	(14)
Total liabilities and shareholders’ equity		1,309,986	2,427,851

See accompanying notes to the unaudited condensed consolidated interim financial statements.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND 2008
(Amounts in US$ thousands, except share and per share data)

		Six-month
		Periods Ended
		June 30,		June 30,
	Note	2007		2008

Net sales
156mm by 156mm wafers			103,649		545,283
125mm by 125mm wafers			55,872		61,089
150mm by 150mm wafers			—		7,123
Processing of wafers on behalf of others			9,875		31,692
Silicon materials			3,057		29,877

Total net sales			172,453		675,064

Cost of goods sold
156mm by 156mm wafers			(62,543)		(396,237)
125mm by 125mm wafers			(38,186)		(48,939)
150mm by 150mm wafers			—		(5,711)
Processing of wafers on behalf of others			(4,675)		(22,031)
Silicon materials			(3,769)		(25,285)

Total cost of goods sold	(11)		(109,173)		(498,203)

Gross profit			63,280		176,861

Selling expenses			(315)		(1,080)
General and administrative expenses			(5,398)		(22,141)
Research and development expenses			(628)		(808)

Total operating expenses			(6,341)		(24,029)

Income from operations			56,939		152,832
Other income (expenses):
Interest income			296		3,024
Interest expense and amortization of convertible senior notes issuance costs			(3,709)		(15,451)
Foreign currency exchange (loss)/gain, net			(1,092)		11,162
Government subsidies	(11)		843		8,868
Change in fair value of prepaid forward contracts	(12)		—		60,028
Decrease in fair value of warrants			2		—
Others, net			—		730

Earnings before income tax			53,279		221,193
Income tax expense	(13)		—		(21,833)

Net income			53,279		199,360
Accretion of Series A redeemable convertible preferred shares to redemption value			(860)		—
Accretion of Series B redeemable convertible preferred shares to redemption value			(2,726)		—
Accretion of Series C redeemable convertible preferred shares to redemption value			(1,351)		—

Net income available to ordinary shareholders			48,342		199,360

Basic earnings per share	(16)	US$	0.61	US$	1.88

Diluted earnings per share	(16)	US$	0.55	US$	1.76

See accompanying notes to the unaudited condensed consolidated interim financial statements.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND 2008
(Amounts in US$ thousands, except share and per share data)

				Subscription		Accumulated
			Additional	Receivable for		Other		Total	Total
	Ordinary Shares		Paid-in	Ordinary	Statutory	Comprehensive	Retained	Shareholders’	Comprehensive
	Number	Amount	Capital	Share	Reserve	Income	Earnings	Equity	income

January 1, 2007	75,000,000	7,500	29,302	(7,490)	3,623	2,319	21,988	57,242
Net income	—	—	—	—	—	—	53,279	53,279	53,279
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	5,186	—	5,186	5,186

Total comprehensive income									58,465

Settlement of subscription receivable	—	—	—	7,490	—	—	—	7,490
Issuance of new shares, net of related expenses US$26,866	14,007,700	1,400	349,941	—	—	—	—	351,341
Share options	—	—	3,330	—	—	—	—	3,330
Accretion of Series A redeemable convertible preferred shares to redemption value	—	—	—	—	—	—	(860)	(860)
Accretion of Series B redeemable convertible preferred shares to redemption value	—	—	—	—	—	—	(2,726)	(2,726)
Accretion of Series C redeemable convertible preferred shares to redemption value	—	—	—	—	—	—	(1,351)	(1,351)
Conversion of Series A, Series B and Series C redeemable convertible preferred shares	15,580,000	1,558	91,123	—	—	—	—	92,681

June 30, 2007	104,587,700	10,458	473,696	—	3,623	7,505	70,330	565,612

January 1, 2008	106,044,700	10,604	486,253	—	18,697	31,481	146,036	693,071
Net income	—	—	—	—	—	—	199,360	199,360	199,360
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	52,859	—	52,859	52,859

Total comprehensive income									252,219

Issuance of ordinary shares upon exercise of share options	433,333	44	3,856	—	—	—	—	3,900
Share options (Note 15)	—	—	7,911	—	—	—	—	7,911
Prepaid forward repurchase of ordinary shares (Note 12)	—	—	(259,465)	—	—	—	—	(259,465)

June 30, 2008	106,478,033	10,648	238,555	—	18,697	84,340	345,396	697,636

See accompanying notes to the unaudited condensed consolidated interim financial statements.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND 2008
(Amounts in US$ thousands, except share and per share data)

	Six-month
	Periods Ended
	June 30,	June 30,
	2007	2008

Cash flows from operating activities:
Net income	53,279	199,360
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	4,836	13,407
Deferred income tax benefit	(3)	(881)
Others, net	—	(730)
Share-based compensation	3,330	7,911
Amortization of convertible senior notes issuance costs	—	727
Decrease in fair value of warrants	(2)	—
Change in fair value of prepaid forward contracts	—	(60,028)
Changes in operating assets and liabilities:
Pledged bank deposits related to purchase of inventory and other operating activities	2,234	(73,010)
Trade accounts receivable and bills receivable	(5,519)	(30,952)
Inventories	(76,485)	(262,225)
Prepayments to suppliers	(92,184)	(120,986)
Other assets	(3,909)	(18,450)
Trade accounts payable	3,406	48,971
Advance payments from customers	32,230	394,008
Accrued expenses and other payables	(2,844)	11,133
Other financial liabilities	—	2,856
Income tax payable	—	5,293

Net cash (used in)/ provided by operating activities	(81,631)	116,404

Cash flows from investing activities:
Purchase of land use rights	(1,423)	(48,078)
Purchase of property, plant and equipment, including deposits and cash paid for interest capitalized	(78,472)	(360,958)
Pledged bank deposits related to purchase of property, plant and equipment	—	(40,204)
Cash paid for investment in an associate	—	(2,327)

Net cash used in investing activities	(79,895)	(451,567)

Cash flows from financing activities:
Pledged bank deposits related to bank borrowings	—	(37,384)
Proceeds from new loans and borrowings	83,703	355,717
Repayment of loans and borrowings	(61,047)	(179,518)
Proceeds from issuance of ordinary shares	363,005	3,900
Payment of expenses relating to issuance of ordinary shares	(4,174)	—
Proceeds from issuance of convertible senior notes, net of issuance cost	—	388,743
Payment for Company’s ordinary shares under prepaid forward contracts	—	(199,437)

Net cash provided by financing activities	381,487	332,021

LDK SOLAR CO., LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND 2008
(Amounts in US$ thousands, except share and per share data)

	Six-month
	Periods Ended
	June 30,	June 30,
	2007	2008

Effect of foreign currency exchange rate changes on cash and cash equivalents	412	3,414

Net increase in cash and cash equivalents	220,373	272
Cash and cash equivalents at beginning of period	30,227	83,470

Cash and cash equivalents at end of period	250,600	83,742

Supplemental disclosures of cash flow information:
Interest payments, net of amount capitalized	3,382	6,816

Income tax paid	—	17,570

Supplemental disclosures of non-cash investing and financing transaction:
Payable for purchase of property, plant and equipment	21,836	59,444

Conversion of Series A, Series B and Series C redeemable
convertible preferred shares into ordinary shares	92,681	—

See accompanying notes to the unaudited condensed consolidated interim financial statements.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND 2008
(Amounts in US$ thousands, except share and per share data)

(1)	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION

Principal activities

The accompanying unaudited condensed consolidated interim financial statements consist of the financial statements of LDK Solar Co., Ltd. (the “Company” or “LDK”) and its subsidiaries, Jiangxi LDK Solar Hi-Tech Co., Ltd. (“JXLDK”), Jiangxi LDK PV Silicon Technology Co., Ltd. (“LDKPV”), Jiangxi LDK Solar Polysilicon Co., Ltd. (“LDKSP”), LDK Solar USA Inc. and LDK Solar International Company Limited. The Company and its subsidiaries are collectively referred to as the “Group”.

The Group’s principal activities are manufacturing, processing and sale of multicrystalline silicon wafers.

Basis of presentation

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted as permitted by rules and regulations of the U.S. Securities and Exchange Commission. The December 31, 2007 condensed consolidated balance sheet was derived from audited consolidated financial statements of the Group. The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the consolidated financial statements of the Group in included the Company’s December 31, 2007 annual report on Form 20-F.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of June 30, 2008, and the result of operations and cash flows for the six-month periods ended June 30, 2007 and 2008, have been made.

The preparation of the unaudited condensed consolidated interim financial statements in conformity with U.S. GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities as well as the disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated interim financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include those related to the classification and realization of inventories, estimated useful lives and residual values of long-lived assets, the recoverability of the carrying values of long-lived assets, the determination of fair values of financial instruments and share-based instruments, and assessments about potential tax uncertainties and contingent liabilities. Changes in facts and circumstances may result in revised estimates. Actual results could differ from estimates.

(2)	SIGNIFICANT ACCOUNTING POLICIES

The unaudited condensed consolidated interim financial statements have been prepared in accordance with the same accounting policies adopted in the 2007 annual financial statements.

(3)	RECENTLY ISSUED AND ADOPTED ACCOUNTING STANDARDS

Recently Adopted Accounting Standards

SFAS No. 157

The Group adopted Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standard (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”) on January 1, 2008 for financial assets and

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND 2008
(Amounts in US$ thousands, except share and per share data)

liabilities, and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. SFAS No. 157 defines fair value, establishes a framework for measuring fair value as required by other accounting pronouncements and expands fair value measurement disclosures.

SFAS No. 157 establishes a three-level fair valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs used in measuring the assets or liabilities as of the measurement date. The three-level valuation hierarchy is defined under SFAS 157 as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity.

The initial adoption of SFAS No. 157 for financial assets and liabilities recognized or disclosed at fair value had no impact on the Group’s results of operations, cash flows or financial position. The disclosures required under SFAS No. 157 are included in Note 21.

SFAS No. 161

In March 2008, the FASB issued SFAS No. 161, Disclosures About Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133. The new standard requires enhanced disclosures to help investors better understand the effect of an entity’s derivative instruments and related hedging activities on its financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Group early adopted SFAS No. 161 on January 1, 2008. The disclosures required under SFAS No. l61 are included in Note 22.

Recently Issued Accounting Standards

FASB Staff Position 157-2

In February of 2008, the FASB issued FASB Staff Position 157-2, which delayed the effective date of SFAS 157 for non-financial assets and liabilities that are not recognized or disclosed at fair value on a recurring basis until fiscal years beginning after November 15, 2008. Management does not expect the initial impact of adopting FASB Staff Position 157-2 will have a material impact on the Group’s consolidated financial statements.

SFAS No. 159

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, including an amendment of SFAS No. 115, which allows an entity to choose to measure certain financial instruments and liabilities at fair value. Subsequent measurements for the financial instruments and liabilities an entity elects to measure at fair value will be recognized in earnings. SFAS No. 159 also establishes

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND 2008
(Amounts in US$ thousands, except share and per share data)

additional disclosure requirements. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted provided that the entity also adopts SFAS No. 157. Management of the Group has elected not to adopt this optional standard.

SFAS No. 141R (revised 2007) and SFAS No. 160

In December 2007, the FASB issued FASB Statement No. 141R, Business Combinations (Statement 141R) and FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment to ARB No. 51 (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date.

FASB Staff Position No. APB 14-1 (FSP APB 14-1)

In May 2008, FASB issued FASB Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments that May be Settled in Cash Upon Conversion” (“FSP APB 14-1”). FSP APB 14-1 requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer’s nonconvertible debt borrowing rate. The resulting debt discount is amortized over the period the convertible debt is expected to be outstanding as additional non-cash interest expense. FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Retrospective application to all periods presented is required except for instruments that were not outstanding during any of the periods that will be presented in the annual financial statements for the period of adoption but were outstanding during an earlier period. FSP APB 14-1 will change the accounting treatment for the Company’s convertible senior notes issued in April 2008. The impact of this new accounting treatment may be significant and will likely result in an increase to non-cash interest expense beginning from January 1, 2009 for annual and interim consolidated financial statements covering past and future periods.

(4)	INVENTORIES

	December 31,	June 30,
	2007	2008

Inventories consist of the following:
Raw materials	312,678	536,622
Work in progress	24,463	55,586
Supplies	13,705	26,535
Finished goods	29,132	47,988

	379,978	666,731

Inventories:
— Current	349,997	656,202
— Non-current	29,981	10,529

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND 2008
(Amounts in US$ thousands, except share and per share data)

The Group had US$5,029 and US$15,469 of raw materials consigned to third parties as of December 31, 2007 and June 30, 2008 respectively.

Raw materials consist of a variety of polysilicon materials, including solar-grade virgin polysilicon, recyclable polysilicon materials and silicon powder.

Write-downs of finished goods inventories to net realizable value were US$460 and US$4,649 during the six-month periods ended June 30, 2007 and 2008, respectively, which are included in cost of goods sold.

(5)	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,	June 30,
	2007	2008

Buildings	20,384	40,533
Plant and machinery	221,014	381,588
Furniture, fixtures and office equipment	4,519	6,236
Motor vehicles	2,383	3,656

	248,300	432,013
Less: Accumulated depreciation	(16,075)	(30,607)
Construction in progress	104,538	304,378

	336,763	705,784

Depreciation expense was US$4,730 and US$13,063 for the six-month periods ended June 30, 2007 and 2008, respectively.

Construction in progress as of June 30, 2008 includes US$93,181 (2007: US$60,333) of furnaces, wire saws and other equipment that has been received but is pending installation. The installation of these machines and equipment is normally completed within one month after they are received by the Group.

(6)	PLEDGED BANK DEPOSITS — NON-CURRENT

Pledged bank deposits — non-current represents deposits pledged for issuance of letter of guarantee, which matures twelve months after the balance sheet date, for long-term sales contracts. Upon maturity of the letter of guarantee, the deposits are released by the bank and become available for general use by the Group.

(7)	INVESTMENT IN AN ASSOCIATE

On January 2, 2008, JXLDK entered into an agreement to acquire a 33.5% equity interest in Jiangxi Sinoma New Material Co., Ltd. (“Sinoma”), a crucible manufacturer based in the People’s Republic of China (“PRC”), from an unrelated party for a cash consideration of US$2,327.

As the Group does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of Sinoma, the investment in Sinoma is accounted for using the equity method of accounting. Under the equity method of accounting, the Group’s share of Sinoma’s results of operations is included in other income (expense) in the Group’s consolidated statements of income. The Group’s equity in net loss of Sinoma amounted to US$29 for the six-month period ended June 30, 2008.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND 2008
(Amounts in US$ thousands, except share and per share data)

(8)	BANK BORROWINGS

(a)	Current

	December 31,	June 30,
	2007	2008

Bank borrowings — secured	224,879	304,609
Bank borrowings — unsecured	24,645	50,527
Current installments of long-term bank borrowings (note (b))	14,577	20,498

	264,101	375,634

The short-term bank borrowings outstanding as of June 30, 2008 carry a weighted average interest rate of 6.870% (2007: 6.524%). The short-term bank borrowings have maturity terms ranging from one to twelve months and interest rates ranging from 5.564% to 8.184% (2007: 5.564% to 11.420%). None of the short-term bank borrowings contain any financial covenants.

Bank loans of US$304,609 were secured by certain of JXLDK’s buildings, land use rights, equipment, bank deposits and raw materials with the carrying amounts of US$2,992, US$20,638, US$128,787, US$151,685 and US$188,903 as of June 30, 2008 respectively as well as buildings and land use rights owned by a company controlled by the Company’s principal shareholder, Mr. Peng Xiaofeng (“Mr. Peng”),

Among the unsecured bank borrowings as of June 30, 2008, US$4,374 was guaranteed by companies controlled by Mr. Peng.

The Group has total revolving credit of US$416,092 (2007: US$270,278) and unused credit of US$88,269 (2007: US$137,936) as of June 30, 2008.

(b)	Non-current

	December 31,	June 30,
	2007	2008

Secured loan from China Construction Bank	10,952	6,123
Secured loan from China Development Bank	20,000	80,000
Secured loan from Bank of China	8,750	4,375
Secured loan from Agricultural Bank of China	—	29,158

	39,702	119,656
Less: current portion	(14,577)	(20,498)

	25,125	99,158

In April 2008, the Group borrowed US$60,000 from China Development Bank, which is repayable in 5 installment of US$5,000 in 2009, US$10,000 in 2010, US$10,000 in 2011, US$15,000 in 2012 and US$20,000 in 2013. The loan carries variable interest with interest rate repriced daily with reference to the prevailing six-month US Libor rate. The effective interest rate of the loan was 6.1532% as of June 30, 2008. Interest is payable semi-annually. The loan is secured by JXLDK’s plant and machinery with an aggregate carrying amount of US$106,729 as at June 30, 2008, JXLDK’s trade accounts receivable from one of its customers, and is guaranteed by two of the Company’s shareholders, Mr. Peng and Ms. Zhou Shan.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND 2008
(Amounts in US$ thousands, except share and per share data)

In March and April 2008, the Group borrowed US$22,795 (RMB 160,000) and US$5,717 (RMB 40,000) respectively from Agricultural Bank of China. The loans are repayable in 2011. The loans carry variable interest with interest rate repriced annually with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 7.56% as of June 30, 2008. Interest is payable quarterly. The loans are secured by JXLDK’s raw materials with an aggregate carrying amount of US$126,247 as at June 30, 2008.

In addition to the amounts disclosed above, certain of the Group’s fixed assets and land use rights with carrying amounts of US$80,730 and US$3,787 and certain of JXLDK’s raw materials, respectively as at June 30, 2008 were pledged to banks as security for long term bank borrowings with an aggregate outstanding balance of US$30,498 as at June 30, 2008, which were obtained prior to January 1, 2008.

The long term bank borrowings outstanding as of June 30, 2008 carry a weighted interest rate of 6.4570% (2007: 7.3907%)

Future principal repayments on the long-term bank borrowing are as follows:

2009	20,498
2010	15,000
2011	44,158
2012	20,000
2013	20,000

119,656

(9)	ADVANCE PAYMENTS FROM CUSTOMERS

	December 31,	June 30,
	2007	2008

Advance payments from customers
— Current	141,223	242,962
— Non-current	67,554	364,706

	208,777	607,668

The Group requires customers to make lump sum deposits for long-term sales contracts before delivery is made. Such prepayments are recorded as advance payments from customers until delivery has occurred. Advance payments of which the Group expects to deliver the products after the next twelve months are classified as non-current liabilities as at the balance sheet dates.

(10)	CONVERTIBLE SENIOR NOTES

On April 15, 2008, the Company sold an aggregate principal amount of US$400,000 4.75% Convertible Senior Notes due 2013 (the “Convertible Senior Notes”) to Morgan Stanley & Co International plc, UBS AG, J.P. Morgan Securities Inc., Needham & Company, LLC, Cowen and Company, LLC and Lazard Capital Markets LLC (the “Initial Purchasers”). The net proceeds from the offering, after deducting the offering expenses, were approximately US$388,743. The Convertible Senior Notes bear interest at a rate of 4.75% per annum, payable semiannually in arrears on April 15 and October 15 of each year beginning on October 15, 2008. The Convertible Senior Notes mature on April 15, 2013. (“maturity date”)

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND 2008
(Amounts in US$ thousands, except share and per share data)

The Convertible Senior Notes are convertible at any time prior to (and including) the third business day preceding the maturity date into the American Depositary Shares, or ADSs, based on an initial conversion rate of 25.4534 ADSs per US$1 principal amount of Convertible Senior Notes (which represents an initial conversion price of approximately US$39.29 per ADS), subject to adjustments as defined in the Convertible Senior Notes Agreement (the “Agreement”). In no event will the conversion rate for the notes exceed 31.8167 ADSs shares per US$1 principal amount.

Upon conversion of the Convertible Senior Notes, in lieu of deliver of ADSs, the Company may elect to deliver cash or a combination of cash and ADSs.

If a fundamental change, as defined in the Agreement, occurs, the holders of the Convertible Senior Notes may require the Company to repurchase all or a portion of their Convertible Senior Notes, in integral multiples of US$1, at a repurchase price in cash equal to 100% of the principal amount plus accrued and unpaid interest to, but excluding, the repurchase date.

The Convertible Senior Notes may not be redeemed prior to April 15, 2011. At any time on or after April 15, 2011, the Company may, at its option, redeem the Convertible Senior Notes, in whole or in part from time to time, in integral multiples of US$1, at a redemption price in cash equal to 100% of the principal amount plus any accrued and unpaid interest to, but excluding, the redemption date, provided that the closing sale price of the Company’s ADSs for at least 20 trading days in the 30 consecutive trading day period ending on the date one trading day prior to the date of the notice of redemption is greater than 130% of the conversion price of the notes on the date of such notice.

On April 15, 2011, holders of the Convertible Senior Notes may require the Company to repurchase all or a portion their Convertible Senior Notes, in integral multiples of $1, at a price in cash equal to 100% of the principal amount plus any accrued and unpaid interest to, but excluding, the repurchase date, subject to certain additional conditions, as defined in the Agreements.

The Convertible Senior Notes are unsecured, and are effectively subordinated to all of the Company’s existing and future secured indebtedness to the extent of the assets securing such indebtedness, and are structurally subordinated to all liabilities of our subsidiaries, including trade payables.

Management has determined that the conversion feature embedded in the Convertible Senior Notes is not required to be bifurcated and accounted for as a derivative pursuant to SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, since the embedded conversion feature is indexed to the Company’s own stock and would be classified in shareholders’ equity if it was a free-standing instrument. No portion of the proceeds from the issuance was accounted for as attributable to the conversion feature. Other embedded features are not required to be bifurcated as the economic characteristics and risks of these embedded features are clearly and closely related to that of the host contract. Further, since the initial conversion price of the Convertible Senior Notes exceeded the market price of the Company’s ordinary shares on the date of issuance of Convertible Senior Notes, no beneficial conversion features require allocation of proceeds from the Convertible Senior Notes.

Costs incurred by the Company that were directly attributable to the issuance of Convertible Senior Notes, were deferred and are being charged to the unaudited condensed consolidated statement of income using the effective interest rate method over the term of the Notes.

Pursuant to the registration rights agreement dated April 15, 2008, the Company is required to file with the SEC a shelf registration statement that would cover the resale of the Convertible Senior Notes, the underlying ordinary shares and the underlying ADSs, cause the shelf registration statement to become effective and keep it continuously effective under the U.S. Securities Act within a specified period. If the Company fails to do so, the

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND 2008
(Amounts in US$ thousands, except share and per share data)

Company is required to pay additional interest while there is a continuing registration default at a rate per annum equal to 0.25% for the 90-day period beginning on (and including) the date of the registration default events, and thereafter at a rate per annum equal to 0.50%, of the aggregate principal amount of the applicable Convertible Senior Notes, payable semiannually on April 15 and October 15 of each year, until the cessation of the registration default events. This additional interest would be required to be paid in cash. The maximum amount of additional interest expense the Company would incur would be approximately US$9 million through the maturity of the Convertible Senior Notes. The Company filed the required shelf registration statement and caused it to become effective under the U.S. Securities Act on June 30, 2008. The Company currently believes that it is not probable it will be required to incur any additional interest for failing to keep the shelf registration statement continuously effective within the period as specified in the registration rights agreement.

(11)	GOVERNMENT SUBSIDIES

Government subsidies are recognized when received and when all the conditions for their receipt have been met. Subsidies that compensate the Group for expenses incurred are recognized as a reduction of expenses in the consolidated statement of operations in the same period in which the related expenses are incurred. Subsidies that are not associated with expenses incurred or to be incurred are recognized as income.

Xinyu Industry Development District and JXLDK reached an agreement that for electricity costs JXLDK pays at market rate, the district will provide JXLDK with an unconditional subsidy. For the six-month periods ended June 30, 2007 and 2008, US$1.1 million and US$3.3 million was received respectively to compensate electricity costs and recorded as a reduction to cost of goods sold.

JXLDK received subsidies of US$845 and US$1,840 for the six-month periods ended June 30, 2007 and 2008 respectively from the local government authority as an incentive for development of the wafer industry in Xinyu, which was recorded as other income as there were no specific expenses required to be incurred by the Group to obtain the subsidies. In addition, JXLDK received subsidies of US$7,028 from the city government of Xinyu, Jiangxi province during the six-month period ended June 30, 2008. The subsidies are calculated based on the portion of tax revenue the city government is allocated by the state government in connection with JXLDK’s tax payments to the national tax bureau. Such subsidy was considered as an unconditional appropriation of funds from the local government and recorded as other income.

(12)	PREPAID FORWARD CONTRACTS

In connection with and to facilitate the offering of the Convertible Senior Notes, the Company entered into Prepaid Forward Contracts (the “Prepaid Forward Contracts”) on April 9, 2008 with J.P. Morgan Chase Bank, Morgan Stanley & Co International plc and UBS AG, which are the affiliates of the representatives of the Initial Purchasers (the “Dealers”). The Prepaid Forward Contracts relate to a number of the Company’s ADSs equal to US$199,437, divided by the closing price of the Company’s ADSs on the New York Stock Exchange on April 9, 2008. Pursuant to the Prepaid Forward Contracts, the Company prepaid the Dealers US$199,437 on April 15, 2008 for the repurchase of 6,345,450 ADSs of the Company.

Until the Company satisfied certain conditions, including completing certain corporate actions and satisfying requirements of Cayman Islands law in relation to the repurchase of the Company’s shares, the prepaid forward contracts would be settled in cash on the final settlement date (or earlier in certain circumstances) with the Dealers delivering the Company an amount of cash equal to the product of (a) the ADS number of 6,345,450 and (b) the weighted average price of our ADSs over a number of days specified in the Prepaid Forward Contracts. Once those conditions are satisfied, the Prepaid Forward Contracts will, from the date when such conditions are satisfied, be settled in shares with the Dealers delivering the ADSs at their discretion, in full or in part, at any time prior to

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND 2008
(Amounts in US$ thousands, except share and per share data)

May 30, 2013. The Company’s management determined that the Company satisfied all those conditions on June 17, 2008.

The Prepaid Forward Contracts were initially recognized as assets and measured at fair value as the contracts could only be settled in cash at the inception date. When the conditions for physically settlement in shares were met on June 17, 2008, the fair value of Prepaid Forward Contracts as at that date were reclassified as a reduction of additional paid-in capital in equity. The change in fair value of the Prepaid Forward Contracts of US$60,028 from the issuance date to June 17, 2008 was reported in the unaudited condensed consolidated statement of income for the six-month period ended June 30, 2008.

Since the Prepaid Forward Contracts require physical settlement of a fixed number of ADSs at a fixed price per ADS at the time conditions for physical settlement are met, the shares to be repurchased pursuant to the Prepaid Forward Contracts are treated as retired from June 17, 2008 through June 30, 2008 for purposes of the Company’s basic and diluted earning per shares calculations during the six-month period ended June 30, 2008.

(13)	INCOME TAXES

Pursuant to the income tax law of the PRC concerning foreign investment and foreign enterprises (the “FEIT Law”), the applicable income tax rate through December 31, 2007 of JXLDK was 33%. Also, JXLDK is entitled to exemption from income tax for at least 2 years starting from the 2006 calendar year and is entitled to a 50% tax reduction for the succeeding 3 years beginning from 2008. On March 16, 2007, the National People’s Congress of the PRC passed the Corporate Income Tax Law (the “CIT Law”) which became effective January 1, 2008 when the FEIT Law was ended. The CIT Law adopts a uniform tax rate of 25% for all enterprises, including foreign-invested enterprises. Pursuant to the detailed implementation rules of the CIT Law announced on December 26, 2007, JXLDK can continue to enjoy the 50% tax reduction for the years from 2008 to 2010. Accordingly, JXLDK is subject to a reduced CIT rate of 12.5% in the years from 2008 to 2010 and 25% thereafter.

Under FEIT Law, the applicable income tax rate of LDKPV and LDKSP in 2007 was 33%. Effective January 1, 2008, LDKPV and LDKSP is subject to income tax rate of 25% pursuant to the CIT Law.

The CIT law also imposed a 10% withholding income tax for dividends distributed by the PRC subsidiaries to the Company for distribution of earnings generated after January 1, 2008. Under the CIT law, the distribution of earnings generated prior to January 1, 2008 are exempt from the withholding tax. Under the previous FEIT law, no withholding tax was required. As of June 30, 2008, the Company has not provided for income taxes on the undistributed earnings accumulated from January 1, 2008 to June 30, 2008 of approximately US$149 million of one of its PRC subsidiaries since these earnings are intended to be reinvested indefinitely in the PRC.

The income tax expense attributable to earnings from operations, which is substantially derived from PRC sources, consists of:

	Six-month
	Periods Ended
	June 30,	June 30,
	2007	2008

Current	—	23,010
Deferred	—	(1,177)

Income tax expense	—	21,833

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND 2008
(Amounts in US$ thousands, except share and per share data)

The actual income tax benefit differed from the amounts computed by applying the statutory PRC enterprise income tax rate of 25% (2007: 33%) to earnings before income taxes as a result of the following:

	Six-month Periods Ended
	June 30, 2007		June 30, 2008

Earning before income tax	53,279	100%	221,193	100%

Computed income tax expense	17,582	33%	55,298	25%
Change in tax rate	(44)	(0)%	—	—
Effect of tax rate differential	(57)	(0)%	(13,785)	(6)%
Non-deductible expense
— share-based compensation	917	2%	1,978	1%
— others	—	—	413	0%
Change in valuation allowance	12	0%	939	0%
Tax holiday	(18,410)	(35)%	(23,010)	(10)%

Actual income tax expense	—	—	21,833	10%

Without the tax holiday the Group’s income tax expense would have increased by US$18,410 and US$23,010 for the six-month periods ended June 30, 2007 and 2008, respectively, and the basic and diluted earning per share for such periods would be decreased as follows:

	Six-month
	Periods Ended
	June 30,	June 30,
	2007	2008

— Basic	0.23	0.22

— Diluted	0.19	0.20

As of January 1, 2007 and 2008 and for the six-months periods ended June 30, 2007 and 2008, the Group has no unrecognized tax benefit relating to uncertain tax positions. Also, the Group does not expect that the amount of unrecognized tax benefits will increase significantly through the year ending December 31, 2008. No interest or penalties have been accrued at the date of initial adoption of FIN 48 and as of December 31, 2007 and June 30, 2008.

(14)	COMMITMENTS AND CONTINGENCIES

(a)	Capital commitments

Capital commitments outstanding at December 31, 2007 and June 30, 2008 not provided for in the financial statements were as follows:

	December 31,	June 30,
	2007	2008

Purchase of property, plant and equipment	566,495	801,125

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND 2008
(Amounts in US$ thousands, except share and per share data)

(b)	Purchase commitments

The Group has entered into several purchase agreements with certain suppliers whereby the Group is committed to purchase a minimum amount of raw materials to be used in the manufacture of its products:

	December 31,	June 30,
	2007	2008

Future minimum purchases	170,721	185,660

(c)	Litigation

On October 4, 2007, the Company announced that its former financial controller, Charley Situ, who was terminated for cause on September 25, 2007, had communicated to LDK’s management and others subsequent to his termination alleged inconsistencies in LDK’s inventory reporting as of August 31, 2007 (“Situ allegations”). On October 9, 2007 and through January 22, 2008, the Group has been named as defendant, along with certain of its senior executives, in a number of class action complaints and a derivative complaint in the United States pertaining to the Situ allegations (“Complaints”). These Complaints further allege that management of the Group had knowingly and intentionally deceived the plaintiffs through misleading financial reporting by overstating its inventories of polysilicon.

In response to the Situ allegations, the Company’s Audit Committee called for an independent investigation into the matter and engaged outside professionals, including legal counsel, forensic accountants from a big four accounting firm and two technical polysilicon experts to carry out this investigation. Upon completion of this independent investigation, the Company’s Audit Committee was informed that no material errors were found with the Group’s stated silicon inventory quantity as of August 31, 2007, and that the Group was using each of its various types of silicon feedstock in the production of its multicrystalline solar wafers, and that a provision for obsolete, unusable or excess silicon feedstock was not required. Subsequently, the United States Securities and Exchange Commission (“SEC”) also initiated an investigation into the Situ allegations. Upon completion of the Audit committee’s independent investigation, the results were presented to the SEC. On March 24, 2008 the SEC staff informed the Company that it did not intend to recommend any enforcement action by the Commission.

The various class action complaints were consolidated into a Consolidated Class Action Complaint filed on March 10, 2008 in U.S. Federal Court in Northern California. The Company believes the allegations in the securities and derivative lawsuits are without merit and filed motions to dismiss the complaints in April 2008. On May 29, 2008, United States District Court Northern District of California denied the Company’s motions to dismiss. The Company filed motion for reconsideration on June 13, 2008 but the motion was denied again by the court on July 14, 2008. The Company continues to vigorously defend these legal complaints.

Based on the results of this independent investigation, the decision by the SEC and consultation with its legal counsel, management believes it is not probable that an unfavorable outcome will occur upon the ultimate resolution of the pending litigation for this matter. Further, it is not possible for management to reasonably estimate the amount of loss, if any, the Group would incur in the event of an unfavorable outcome stemming from the resolution of this uncertainty.

(15)	SHARE OPTION

During the six-month period ended June 30, 2008, the Board of Directors of the Company approved the granting of 103,000 share options to the Company’s employees at exercise prices ranging from US$31.05 to US$43.81 with contractual terms of five years and vesting periods of no less than three years, with no more than one-third of the options to be vested each year.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND 2008
(Amounts in US$ thousands, except share and per share data)

The fair value of the option award is estimated on the date of grant using a lattice-based option valuation model that uses the weighted average assumptions noted in the following table.

For the Six-month Period Ended
June 30, 2008

Expected volatility		49.81%~51.71%
Expected dividends		0%
Expected term		5 years
Risk-free interest rate		2.98%~3.19%
Fair value of underlying ordinary shares	US$	32.46~US$43.30

The weighted-average grant-date fair value of options granted during the six-month period ended June 30, 2008 was US$14.59 per share. The Company recorded non-cash share-based compensation expense of US$7,911 for the six-month period ended June 30, 2008 in respect of share options granted to employees, of which US$1,834 was allocated to costs of revenues, US$5,923 was allocated to general and administrative expenses, US$13 was allocated to selling expenses, and US$141 was allocated to research and development costs.

A summary of movements of share options for the six-month period ended June 30, 2008 is presented below:

					Weighted
				Number	Average
				of Total	Exercise		Remaining	Aggregate
		Non		Shares Involved	Price		Contractual	Intrinsic
	Employees	Employees	Investors	in the Option	Per Share		Term	Value

Outstanding as of January 1, 2008	8,180,350	130,000	200,000	8,510,350	US$	10.50

Granted during the period	103,000	—	—	103,000		39.29
Exercised	(433,333)	—	—	(433,333)		9.00
Forfeited or cancelled	(209,900)	—	—	(209,900)		—
Outstanding as of June 30, 2008	7,640,117	130,000	200,000	7,970,117	US$	10.49	3.39 years	218,271

Vested or expected to vest as of June 30, 2008	2,773,267	43,333	200,000	3,016,600	US$	6.18	3.48 years	91,843

Exercisable as of June 30, 2008	882,934	43,333	200,000	1,126,267	US$	7.34	3.65 years	34,398

The total intrinsic value of options exercised during the six-month period ended June 30, 2008 was US$8,680.

As of June 30, 2008, there was US$27,314 of total unrecognized compensation cost related to non-vested share options. This cost is expected to be recognized over the next 2.8 years. The Company is expected to issue new shares to satisfy share option exercises. Cash received from the exercise of options under the share option plans during the six-month period ended June 30, 2008 was US$3,900.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND 2008
(Amounts in US$ thousands, except share and per share data)

(16)	EARNINGS PER SHARE

The computation of basic and diluted earnings per share is as follows:

	Six-month Periods Ended
	June 30,	June 30,
	2007	2008

Numerator used in basic earnings per share
Net income available to ordinary shareholders	48,342	199,360

Plus accretion of Series A, Series B and Series C Shares to redemption value	4,937	—
Plus interest expenses on convertible senior notes	—	3,958

Numerator used in diluted earnings per share	53,279	203,318

Shares (denominator):
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	79,467,899	105,847,064

Plus weighted average Series A, Series B and Series C Shares outstanding	13,341,989	—
Plus incremental weighted average number of ordinary shares from assumed conversion of stock options using the treasury stock method	4,888,470	5,135,387
Plus incremental weighted average number of ordinary shares from assumed conversion of convertible senior notes using the as-if converted method	—	4,251,557

Weighted average number of ordinary shares outstanding used in computing diluted earnings per share	97,698,358	115,234,008

Earnings per share — basic	0.61	1.88

Earnings per share — diluted	0.55	1.76

The computation of basic and dilutive earnings per share for the six-month period ended June 30, 2008 reflects a reduction for a weighted average of 488,112 ordinary shares deemed to have been retired as a result of the Prepaid Forward Contracts (note 12).

During the six-month period ended June 30, 2008, the Group’s dilutive potential ordinary shares outstanding consist of convertible senior notes and share options. The computation of diluted earnings per share for the six-month period ended June 30, 2008 assumed conversion of the convertible senior notes because, when applying the as-if converted method, the effect of the 4,251,557 ordinary shares issuable upon conversion of the convertible senior notes under the conversion terms of the convertible senior notes agreements was dilutive. In computing diluted earnings per share for the six-month period ended June 30, 2008, there was dilutive effect of outstanding share options of 5,135,387 by applying the treasury stock method because the ordinary shares assumed to be issued upon the exercise of the share options was more than the number of shares assumed to be purchased at the average estimated fair value during the period. The proceeds used for the assumed purchase include the sum of the exercise price of the share options and the average unrecognized compensation cost.

During the six-month period ended June 30, 2007, the Group’s dilutive potential ordinary shares outstanding consist of Series A, Series B and Series C redeemable convertible preferred shares and share options. The computation of diluted earnings per share for the six-month period ended June 30, 2007 assumed conversion of the Series A, Series B and Series C redeemable convertible preferred shares as of January 1, 2007 because, when

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND 2008
(Amounts in US$ thousands, except share and per share data)

applying the if-converted method, the effect of the 4,580,000, 8,000,000 and 3,000,000 ordinary shares issuable upon conversion of the Series A, Series B and Series C redeemable convertible preferred shares under the conversion terms of the preferred shares agreements was dilutive. In computing diluted earnings per share for the six-month period ended June 30, 2007, there was dilutive effect of outstanding share options of 4,888,470 by applying the treasury stock method because the ordinary shares assumed to be issued upon the exercise of the share options was more than the number of shares assumed to be purchased at the average estimated fair value during the period. The proceeds used for the assumed purchase include the sum of the exercise price of the share options and the average unrecognized compensation cost.

(17)	ORDINARY SHARES

During the six-months period ended June 30, 2008, the Company issued 750,000 ordinary shares to a third party service company in preparation for any future exercise of share options. As these ordinary shares are held by this service company on behalf of the Company and do not contain any voting and dividend rights, they are considered as issued but not outstanding shares and have been excluded in the number of outstanding ordinary shares and the EPS figures as disclosed in the unaudited condensed consolidated financial statements as at and for the six-month period ended June 30, 2008.

(18)	RELATED PARTY TRANSACTIONS

The Group has entered into a number of transactions with related parties. Amounts outstanding and the amounts of transactions with the related parties for the six-month period ended June 30, 2008 are as follows:

(i) JXLDK purchased low value consumables totalling US$303 from Jiangxi Liouxin Industry Co., Ltd., which is a company controlled by Mr. Peng.

(ii) JXLDK purchased crucibles totalling US$658 from Jiangxi Sinoma New Material Co., Ltd (“Sinoma”), which is an affiliate of the Company. The amount payable outstanding as of June 30, 2008 was US$187.

(iii) The Company’s shareholders, Mr. Peng and Ms. Zhou, and companies controlled by Mr. Peng have provided guarantees or collateral to JXLDK’s bankers to secure JXLDK’s bank loans (refer to note 8).

(iv) During the six-month period ended June 30, 2008, the Group recorded a US$3,880 withholding tax liability and related receivable from an executive arising from his exercise of stock options. The Group will withhold and remit the tax when the shares are sold by that executive in the future.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND 2008
(Amounts in US$ thousands, except share and per share data)

(19)	GEOGRAPHIC REVENUE INFORMATION AND CONCENTRATION OF RISK

The following table summarizes the Group’s net sales, based on the geographic location of the customers:

	Six-month
	Periods Ended
	June 30,	June 30,
	2007	2008

Mainland China	49,696	224,045
Taiwan	37,879	163,416
Germany	9,646	144,652
Asia Pacific excluding mainland China and Taiwan	32,312	60,537
Europe excluding Germany	21,038	59,289
North America	21,882	23,125

Total net sales	172,453	675,064

Significant concentrations

The carrying amounts of cash and cash equivalents, pledged bank deposits, trade accounts receivable, prepayments and other current assets represent the Group’s maximum exposure to credit risk in relation to financial assets. As of June 30, 2008, substantially all of the Group’s cash and cash equivalents and pledged bank deposits were held in major financial institutions located in the mainland China and the Hong Kong Special Administrative Region, which management believes have high credit ratings. As of June 30, 2008, cash and cash equivalents and pledged bank deposits held in mainland China and Hong Kong financial institutions amounted to US$378,974 in total and were denominated in the following currencies:

	US$	EURO	RMB
	(000’s)	(000’s)	(000’s)

In mainland China	45,890	2,178	2,255,060
In Hong Kong	876	—	—

Total in original currency	46,766	2,178	2,255,060

US$ equivalent	46,766	3,439	328,769

The following represents the amount of net sales to customers that directly or indirectly contributed, on an individual basis, 10% or more of total net sales for the six-month periods ended June 30, 2007 and 2008:

	Six-month
	Periods Ended
	June 30,	June 30,
	2007	2008

Q-Cells AG	7,638	106,830
Jiangsu Linyang Solarfun Co., Ltd.	12,845	74,086
Canadian Solar Inc.	3,506	71,641
Suntech Power Holdings Co., Ltd.	28,484	11,796

Solar-grade polysilicon feedstock is an essential raw material in manufacturing the Group’s multicrystalline solar wafers. The Group’s operations depend on its ability to procure sufficient quantities of solar-grade polysilicon

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND 2008
(Amounts in US$ thousands, except share and per share data)

on a timely basis. The significant growth of the solar wafer industry and the competing demand and buying power of the semiconductor industry have resulted in an industry-wide shortage in solar-grade polysilicon. Also, polysilicon manufacturing is a highly concentrated industry and there are only a limited number of polysilicon producers in the world. The Group’s failure to obtain sufficient quantities of polysilicon in a timely manner could disrupt its operations, prevent it from operating at full capacity or limit its ability to expand as planned, which will reduce, and stunt the growth of, its manufacturing output and revenue.

In order to secure stable supply of polysilicon, the Group makes prepayments to certain suppliers. Such amounts are recorded as prepayments to suppliers on the unaudited condensed consolidated balance sheets and amounted to US$274,344 as of June 30, 2008 (December 31, 2007: US$157,187). The Group makes the prepayments without receiving collateral for such payments. As a result, the Group’s claims for such prepayments would rank only as an unsecured claim, which exposes the Group to the credit risks of the suppliers. As of December 31, 2007 and June 30, 2008, outstanding advances made to individual suppliers in excess of 10% of total prepayments to suppliers are as follows:

	December 31,	June 30,
	2007	2008

Targray Technology International Inc.	17,474	57,238

The Group relies on a limited number of equipment suppliers for all of its principal manufacturing equipment. There is currently a shortage globally in much of the equipment required for its manufacturing process and capacity expansion. If any of the Group’s major equipment suppliers encounter difficulties in the manufacturing or shipment of its equipment to the Group or otherwise fail to supply equipment according to its requirements, it will be difficult for the Group to find alternative providers for such equipment on a timely basis which in turn could adversely affect its production and sales.

(20)	SEGMENT INFORMATION

The Group’s only operating segment is solar wafer production operations in the PRC. Segment income is determined based on income before income taxes under general accepted accounting principles in the PRC (“PRC GAAP”). Segment assets are total assets based on PRC GAAP.

Segment information is set out below:

	Six-month
	Periods Ended
	June 30,	June 30,
	2007	2008

Segment and consolidated revenue	172,453	675,064

Segment income	53,142	169,807
Reconciling items (note(a))	137	51,386

Consolidated earnings before income tax	53,279	221,193

Segment assets (note(b))	574,016	2,415,200

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND 2008
(Amounts in US$ thousands, except share and per share data)

(a)	Reconciliation of segment income to consolidated earnings before income tax

	Six-month
	Periods Ended
	June 30,	June 30,
	2007	2008

Total segment income	53,142	169,807
Decrease in fair value of warrants	2	—
Change in fair value of prepaid forward contracts	—	60,028
Others	135	(8,642)

Consolidated earnings before income tax	53,279	221,193

(b)	Reconciliation of total segment assets to consolidated total assets

	June 30,	June 30,
	2007	2008

Total segment assets	574,016	2,415,200
Cash, debt issuance costs and other current assets of the Company	217,013	35,241
Cash and other current assets of LDK International	5,009	876
Cash and other assets of LDK US	1,957	100
Elimination of inter-companies balances within the Group	(7,108)	(23,566)

Consolidated total assets	790,887	2,427,851

(21)	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Group used the following methods and assumptions to estimate the fair value of financial instruments at the relevant balance sheet date:

•	Short-term financial instruments (cash equivalents, pledged bank deposits, trade accounts receivable and payable, short-term bank borrowings, and accrued liabilities) — cost approximates fair value because of the short maturity period.

•	Long-term bank borrowings — fair value is based on the amount of future cash flows associated with each debt instrument discounted at the Group’s current borrowing rate for similar debt instruments of comparable terms. The carrying values of the long term loans approximate their fair values as all the long-term loans carry variable interest rates which approximate rates currently offered by the Company’s bankers for similar debt instruments of comparable.

•	Foreign exchange forward contract — fair value is determined by discounting estimated future cash flow, which is based on the changes in the forward rate quoted from the financial institution.

•	Interest rate swap contract — fair value is based on the quotation from the financial institution.

•	Convertible senior notes — the estimated fair value of convertible senior notes was US$449,548 as of June 30, 2008 and was based on the quoted market price.

Management determines fair value of the Group’s financial assets and liabilities using inputs from the three levels of the fair value hierarchy. A financial asset or liability classification within the hierarchy is determined based

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND 2008
(Amounts in US$ thousands, except share and per share data)

on the lowest level input that is significant to the fair value measurement. The table below presents the assets and liabilities measured at fair value on a recurring basis as of June 30, 2008, segregated by the level in the fair value hierarchy within which those measurements fall.

	Carrying
	Amount of	Fair Value of	Fair Value Measurement Using
	June 30, 2008	June 30, 2008	Level 1	Level 2	Level 3

Liabilities
Foreign exchange forward contract	6,213	6,213	—	6,213	—
Interest rate swap contract	142	142	—	142	—

In addition to the above, as disclosed in note 12, the prepaid forward contracts entered by the Company on April 9, 2008 were measured at fair value on a recurring basis until June 17, 2008 when the conditions for physical settlement in shares were met. The change in fair value of the Prepaid Forward Contracts from the issuance date to June 17, 2008 was reported in the unaudited condensed consolidated statement of income for the six-month period ended June 30, 2008. The fair value of the Prepaid Forward Contracts as at June 17, 2008 was determined by management based on valuation analysis performed by a third party independent appraiser using inputs from level 2 hierarchy.

As at June 30, 2008, the Group did not have any assets and liabilities that are measured at fair value on a nonrecurring basis in periods subsequent to initial recognition.

(22)	DERIVATIVE FINANCIAL INSTRUMENTS

The Group is exposed to certain risks relating to its ongoing business operation in the PRC. The primary risks managed by using derivative instruments are foreign currencies risks and interest rate risks.

Our principal operating subsidiaries are located in the PRC with the Renminbi being their functional currency. The majority of sales, costs and capital expenditures are denominated in Renminbi, however our PRC operating subsidiaries also make sales, purchases and capital expenditures and obtain bank borrowings in currencies other than Renminbi, which primarily include U.S. dollars. Historically, the required payments in U.S. dollars resulting from purchases, capital expenditure and bank borrowings have exceeded receipts in U.S. dollars resulting from sales. Any appreciation of the U.S. dollar against the Renminbi will generally result in foreign exchange losses and adversely affect our net income. With an aim to reduce our risk exposure, the Group will, on a selected basis, enter into forward contracts with the same financial institutions to forward purchase U.S. dollars when we obtain certain bank borrowings denominated in U.S. dollars through our PRC operating subsidiaries. No foreign exchange forward contract was entered by the Group during the six-month period ended June 30, 2008. As at June 30, 2008, the Group had U.S. denominated short term and long term bank borrowings of US$234,737 in total, against which the Group had entered into corresponding foreign exchange forward contracts of US$105,786 in total prior to January 1, 2008 with settlement dates falling on the maturity dates of the related bank borrowings.

Our exposure to the risk of changes in market interest rates primarily relates to our bank borrowings. To finance our business operation and expansion, our PRC operating subsidiaries will obtain short-term and long-term bank borrowings. As at June 30, 2008, the Group had outstanding bank borrowings of US$475 million in total, of which US$149 million in total carries variable interest rates with effective interest rates ranging from 4.653% to 8.731% per annum as of June 30, 2008. Interest expenses on these banking borrowings may increase as a result of change in market interest rates. With an aim to reduce our interest rate exposure, the Group will, from time to time, enter into interest rate swap contracts with financial institutions in the PRC. During the six-month period ended June 30, 2008, we entered into an interest rate swap contract with notional amount of US$60,000 in respect of a long-term bank

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND 2008
(Amounts in US$ thousands, except share and per share data)

loan with the same amount obtained during this period, and sold an interest rate swap contract entered prior to January 1, 2008 to an independent third party at its carrying value on the date of transfer. As at June 30, 2008, the Group had outstanding interest rate swap contract with notional amounts of US$60,000.

The derivative instruments relating to the foreign exchange forward contracts and interest rate swap contracts entered by the Group do not meet the conditions specified under SFAS No. 133 to qualify for hedge accounting. These derivative financial instruments are initially recognized in the balance sheet at fair value and subsequently re-measured to their fair value with changes in fair value included in determination of net income.

The location and fair value amounts of derivative instruments reported in the unaudited condensed consolidated balance sheets as of December 31, 2007 and June 30, 2008 are as follows:

	Asset Derivatives				Liability Derivatives
	December 31,		June 30,		December 31,		June 30,
	2007		2008		2007		2008
	Balance		Balance		Balance		Balance
	Sheet	Fair	Sheet	Fair	Sheet	Fair	Sheet	Fair
	Location	Value	Location	Value	Location	Value	Location	Value

Derivatives not designated as hedging instruments under SFAS No. 133
— Interest rate swap contracts	Other financial assets	525	—	—	—	—	Other liabilities	142
— Foreign exchange forward contracts	—	—	—	—	Other financial liabilities	3,357	Other financial liabilities	6,213

Total derivatives		525		—		3,357		6,355

The effect of derivative instruments on the unaudited condensed consolidated statement of income for the six-month periods ended June 30, 2007 and 2008 are as follows:

		Amount of Gain or (Loss)
Derivatives Not Designated		Recognized in Income on Derivatives
as Hedging Instruments	Location of Gain or (Loss) Recognized in	Six-month Period Ended
Under SFAS No. 133	Income on Derivatives	June 30, 2007	June 30, 2008

Interest rate swap contracts	Interest expenses	—	(142)
Foreign exchange forward contracts	Foreign currency exchange (loss)/gain, net	—	(2,856)

Total		—	(2,998)

The Group’s derivatives instruments outstanding as of June 30, 2008 do not contain any credit-risk-related contingent features.

(23)	SUBSEQUENT EVENTS

(a)	Additional bank borrowings

Subsequent to June 30, 2008, the Group incurred additional secured and unsecured short-term bank borrowings of US$176,429 with interest rates ranging from 4.681% to 7.470%, and secured long-term bank borrowings of

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND 2008
(Amounts in US$ thousands, except share and per share data)

US$65,842 with interest rates ranging from 7.560% to 7.740% to be repriced annually, primarily to finance the purchase of raw materials and expansion of manufacturing facilities. As of September 18, 2008, the Group’s short-term bank borrowings and long-term bank borrowings amounted to US$427,966 and US$153,400 respectively.

(b)	Exercise of share options

In August 2008, 1,473,016 of vested stock options previously granted to certain of the Group’s executives and employees were exercised, resulting in the issuance of 1,473,016 ordinary shares. Pursuant to the notice obtained from the relevant PRC Tax Authority in February 2008, the Group was granted a deferral of the payment of the related withholding tax of approximately US$18 million in total in relation to the income derived from the exercise of share options by these executives and employees until they sell their shares, at which time the Group will withhold the tax and remit it on behalf of these executives and employees.